2020 Annual Report

(NYSE: CUBE)

CubeSmart (NYSE: CUBE), headquartered in Malvern, Pennsylvania, is one of the largest owners and operators of self-storage properties in the United States. CubeSmart is organized as a Maryland real estate investment trust. Our stores are designed to offer affordable, easily accessible, and, in most locations, climate-controlled storage space for our residential and commercial customers. As of December 31, 2020, we owned 543 stores located in 24 states and the District of Columbia containing an aggregate of approximately 38.5 million rentable square feet. In addition, as of December 31, 2020, we managed 723 stores for third-party owners in 38 states and the District of Columbia containing an aggregate of approximately 48.5 million rentable square feet, bringing the total number of stores we operated to 1,266.

2020 was a challenging year, but it was an opportunity to showcase the strength of our platform and resilience of our business. The sophistication of our platform coupled with the innovative spirit of our team allowed us to rapidly respond to the many unique challenges presented and roll out technological solutions to meet the rapidly changing needs of our customers and business. Despite the disruption caused by the COVID-19 pandemic, we continued to successfully deliver on our core strategic objectives of:

●	Producing attractive organic growth in an increasingly competitive environment through a sophisticated operating platform;
●	Growing our portfolio of high-quality, well-positioned storage assets concentrated in targeted investment markets with appealing demographic trends and long-term growth prospects; and
●	Maintaining a conservative, unsecured balance sheet that provides an attractive long-term cost of capital and the flexibility to support our external growth objectives.

Organic Growth in a Challenging Environment

The COVID-19 pandemic created many challenges that required us to change the way we operated our stores and interacted with our customers. Self-storage was designated an essential business in most municipalities, allowing our stores to remain open as we continued to meet our customers’ needs. The rapidly changing environment required our team to be agile and harness our innovative spirit. Our initial response required rapid sourcing of personal protective equipment and cleaning supplies coupled with other changes to our traditional operational processes to ensure the safety of our teammates and customers. Our multi-year investments in customer information systems and our team enabled us to react quickly and deploy a number of key new technological initiatives that improved the customer experience. Within a few weeks, we launched a contactless leasing platform and by late-April we rolled out SmartRental, our fully online rental platform. Additionally, in September we launched an industry-leading mobile application with the introduction of the CubeSmart Mobile App.

By late-spring, fundamentals began to improve, and we were able to drive strong performance through improving efficiencies of our marketing efforts coupled with rapidly adjusting pricing strategies to account for the changing demand environment. Despite the pandemic, we were ultimately able to generate positive same-store revenue and NOI growth and ended the year at all-time high occupancy levels, positioning us well heading into 2021.

Impactful External Growth

Our external growth strategy is focused on growing the portfolio in markets with strong demographics across an opportunity set that includes cash-flowing properties, recently developed properties that are still in the lease-up process, as well as select ground-up developments with local joint venture partners. We remain disciplined in evaluating opportunities to ensure that they present appropriate risk-adjusted returns.

It was a very active year on the external growth front, as we invested $735.9 million in acquiring 21 stores across many of our targeted investment markets. Following a near shutdown of the transaction market in the spring, improving conditions attracted sellers and we were able to source a number of attractive opportunities in the back-half of the year. The highlight was the $540 million Storage Deluxe transaction which was the culmination of a decade-long strategy to build the market-leading portfolio in the outer boroughs of New York City. Our strong relationship with the team at Storage Deluxe allowed us to acquire this portfolio of eight exceptional assets located in high-growth sub-markets of New York City in an off-market transaction. The strength of storage fundamentals continues to attract capital to the sector, increasing competition for sourcing acquisitions; however, our team remains disciplined in searching for investment opportunities that meet our investment criteria and offer attractive risk-adjusted returns.

Our development pipeline remains a meaningful value-creation engine as we completed one new development in Brooklyn, NY for $45.9 million in 2020. During the year, we also added two new development projects to our pipeline in the key submarkets of Valley Stream, NY and Vienna, VA, bringing the development pipeline to $143.8 million across six projects. We continue to use joint ventures as a component of our growth strategy, contributing $5.6 million for a 10% interest in the acquisition of a portfolio of 14 stores across Florida, Georgia, and South Carolina. We also opportunistically disposed of one wholly-owned property in New York for $12.8 million during the year.

Our third-party management program remains a key component of our growth strategy as well, enabling us to leverage our operating platform and brand to create value for both ourselves and our third-party owners. During 2020, we added 168 properties to the platform, ending the year with 723 stores under management. The third-party management program continues to be a key acquisition pipeline as 11 of our 2020 acquisitions were sourced from the platform, including the Storage Deluxe portfolio.

A Conservative, Unsecured Balance Sheet

We remain committed to our objective of maintaining the financial and portfolio management flexibility afforded by an unsecured balance sheet. Our investment grade balance sheet affords us access to attractively priced long-term capital and we continue to finance our growth in a way that is consistent with our existing BBB/Baa2 credit ratings. We ended 2020 with debt to total gross assets of 41.0% and net debt to EBITDA at 5.3x.

In 2020, we continued to showcase our ability to access a wide array of attractively priced capital. Once again, we accessed the public bond market as we issued $450 million of unsecured senior notes in October with a yield to maturity of 2.1%. In addition to financing our external growth activity, proceeds from this offering were used to redeem our $250 million debut offering of 4.8% senior notes. Additionally, we used our “at-the-market” equity program to sell 3.6 million common shares, raising $120.7 million of net proceeds. In conjunction with the Storage Deluxe acquisition, we leveraged the strength of our currency and platform by issuing Operating Partnership Units valued at $175.1 million as a component of the consideration.

Corporate Responsibility

The challenges faced in 2020 showcased the importance of managing our relationships with all our stakeholders. We remained dedicated to our teammates throughout the pandemic, as we did not furlough or eliminate roles due to the impact of COVID-19. We are focused on teammate development, offering an average of 22 hours of training and tailored development programs to each teammate which led to 370 teammates receiving promotions or transitioning into new roles to further their career development during 2020. Teammate engagement remained a key focus, highlighted by our annual Teammate Engagement Survey which had a 91% participation rate in 2020 and provided us an opportunity to create action plans aimed at improving engagement and wellbeing within our team. Diversity plays an important role within our team, and our “Philosophy Regarding Respect in the Workplace” highlights the value of unique perspectives that rise through a diverse workforce.

CubeSmart is dedicated to growing in a sustainable manner that benefits all of our stakeholders. We proactively pursue environmental and energy-efficient initiatives that positively impact the well-being of our customers, teammates and communities, while also improving our profitability. During 2020, we continued to install solar energy systems at select properties, invest in energy-efficient upgrades of HVAC and lighting equipment to reduce energy consumption and minimize the use of toner and paper through our innovative paperless transaction processes. We believe that implementation of sustainable business practices benefits our teammates, stakeholders and the communities in which we operate.

Our Board of Trustees recognizes the importance of integrity and is dedicated to maintaining sound corporate governance and shareholder engagement practices, as demonstrated by scoring in the top twenty percent of peer companies for corporate governance by ISS. We are committed to the long-term benefit of our shareholders through the highest ethical standards and upholding our corporate responsibilities. The CubeSmart Code of Business Conduct and Ethics shapes our management, operation and governance of the Company, supporting and promoting diversity, inclusion and fairness. These values were highlighted by our recognition as a Champion of Board Diversity by the Forum of Executive Women. Going forward, CubeSmart will strive to maintain its sound corporate governance practices, reduce the environmental impact of its operations, and improve engagement with teammates, investors and communities.

Value Creation

At CubeSmart, we are committed to enhancing our high-quality portfolio and sophisticated operating platform while maintaining a conservative, unsecured balance sheet to efficiently finance our growth. Despite the numerous unforeseen challenges presented during 2020, we continued to effectively execute on all pillars of our growth strategy. Heading into 2021, self-storage fundamentals remain strong and we believe our sophisticated platform and high-quality portfolio are well positioned for future growth. We thank you for your interest and support as we remain focused on creating long-term value for all our stakeholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-32324 (CubeSmart)

Commission file number 000-54462 (CubeSmart, L.P.)

CUBESMART

CUBESMART, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Maryland (CubeSmart)	20-1024732 (CubeSmart)
Delaware (CubeSmart, L.P.)	34-1837021 (CubeSmart, L.P.)
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

5 Old Lancaster Road	19355
Malvern, Pennsylvania	(Zip Code)
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code (610) 535-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, $0.01 par value per share, of CubeSmart	CUBE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Units of General Partnership Interest of CubeSmart, L.P.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

CubeSmart	Yes	☒	No	☐
CubeSmart, L.P.	Yes	☒	No	☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

CubeSmart	Yes	◻	No	⌧
CubeSmart, L.P.	Yes	◻	No	⌧

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

CubeSmart	Yes	☒	No	☐
CubeSmart, L.P.	Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

CubeSmart	Yes	⌧	No	◻
CubeSmart, L.P.	Yes	⌧	No	◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

CubeSmart:
Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐
CubeSmart, L.P.:
Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

CubeSmart	◻
CubeSmart, L.P.	◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

CubeSmart ⌧
CubeSmart, L.P. ⌧

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

CubeSmart	Yes	☐	No	☒
CubeSmart, L.P.	Yes	☐	No	☒

As of June 30, 2020, the last business day of CubeSmart’s most recently completed second fiscal quarter, the aggregate market value of common shares held by non-affiliates of CubeSmart was $5,228,744,387. As of February 24, 2021, the number of common shares of CubeSmart outstanding was 199,699,623.

As of June 30, 2020, the last business day of CubeSmart, L.P.’s most recently completed second fiscal quarter, the aggregate market value of the 1,872,308 units of limited partnership (the “OP Units”) held by non-affiliates of CubeSmart, L.P. was $50,533,593 based upon the last reported sale price of $26.99 per share on the New York Stock Exchange on June 30, 2020 of the common shares of CubeSmart, the sole general partner of CubeSmart, L.P. (For this computation, the market value of all OP Units beneficially owned by CubeSmart has been excluded.)

Documents incorporated by reference: Portions of the Proxy Statement for the 2021 Annual Meeting of Shareholders of CubeSmart to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2020 of CubeSmart (the “Parent Company” or “CubeSmart”) and CubeSmart, L.P. (the “Operating Partnership”). The Parent Company is a Maryland real estate investment trust, or REIT, that owns its assets and conducts its operations through the Operating Partnership, a Delaware limited partnership, and subsidiaries of the Operating Partnership. The Parent Company, the Operating Partnership and their consolidated subsidiaries are collectively referred to in this report as the “Company”. In addition, terms such as “we”, “us”, or “our” used in this report may refer to the Company, the Parent Company and/or the Operating Partnership.

The Parent Company is the sole general partner of the Operating Partnership and, as of December 31, 2020, owned a 96.4% interest in the Operating Partnership. The remaining 3.6% interest consists of common units of limited partnership interest issued by the Operating Partnership to third parties in exchange for contributions of properties to the Operating Partnership. As the sole general partner of the Operating Partnership, the Parent Company has full and complete authority over the Operating Partnership’s day-to-day operations and management.

Management operates the Parent Company and the Operating Partnership as one enterprise. The management teams of the Parent Company and the Operating Partnership are identical, and their constituents are officers of both the Parent Company and of the Operating Partnership.

There are a few differences between the Parent Company and the Operating Partnership, which are reflected in the note disclosures in this report. The Company believes it is important to understand the differences between the Parent Company and the Operating Partnership in the context of how these entities operate as a consolidated enterprise. The Parent Company is a REIT, whose only material asset is its ownership of the partnership interests of the Operating Partnership. As a result, the Parent Company does not conduct business itself, other than acting as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing the debt obligations of the Operating Partnership. The Operating Partnership holds substantially all of the assets of the Company and, directly or indirectly, holds the ownership interests in the Company’s real estate ventures. The Operating Partnership conducts the operations of the Company’s business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by the Parent Company, which are contributed to the Operating Partnership in exchange for partnership units, the Operating Partnership generates the capital required by the Company’s business through the Operating Partnership’s operations, by the Operating Partnership’s direct or indirect incurrence of indebtedness or through the issuance of partnership units of the Operating Partnership or equity interests in subsidiaries of the Operating Partnership.

The substantive difference between the Parent Company’s and the Operating Partnership’s filings is the fact that the Parent Company is a REIT with public equity, while the Operating Partnership is a partnership with no publicly traded equity. In the financial statements, this difference is primarily reflected in the equity (or capital for the Operating Partnership) section of the consolidated balance sheets and in the consolidated statements of equity (or capital). Apart from the different equity treatment, the consolidated financial statements of the Parent Company and the Operating Partnership are nearly identical.

The Company believes that combining the annual reports on Form 10-K of the Parent Company and the Operating Partnership into a single report will:

●	facilitate a better understanding by the investors of the Parent Company and the Operating Partnership by enabling them to view the business as a whole in the same manner as management views and operates the business;
●	remove duplicative disclosures and provide a more straightforward presentation in light of the fact that a substantial portion of the disclosure applies to both the Parent Company and the Operating Partnership; and
●	create time and cost efficiencies through the preparation of one combined report instead of two separate reports.

In order to highlight the differences between the Parent Company and the Operating Partnership, the separate sections in this report for the Parent Company and the Operating Partnership specifically refer to the Parent Company and the Operating Partnership. In the sections that combine disclosures of the Parent Company and the Operating Partnership, this report refers to such disclosures as those of the Company. Although the Operating Partnership is generally the entity that directly or indirectly enters into contracts and real estate ventures and holds assets and debt, reference to the Company is appropriate because the business is one enterprise and the Parent Company operates the business through the Operating Partnership.

As general partner with control of the Operating Partnership, the Parent Company consolidates the Operating Partnership for financial reporting purposes, and the Parent Company does not have significant assets other than its investment in the Operating Partnership. Therefore, the assets and liabilities of the Parent Company and the Operating Partnership are the same on their respective financial statements. The separate discussions of the Parent Company and the Operating Partnership in this report should be read in conjunction with each other to understand the results of the Company’s operations on a consolidated basis and how management operates the Company.

This report also includes separate Item 9A - Controls and Procedures sections, signature pages and Exhibits 31 and 32, certifications for each of the Parent Company and the Operating Partnership, in order to establish that the Chief Executive Officer and the Chief Financial Officer of the Parent Company and the Chief Executive Officer and the Chief Financial Officer of the Operating Partnership have made the requisite certifications and that the Parent Company and the Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and 18 U.S.C. §1350.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, or this Report, together with other statements and information publicly disseminated by the Parent Company and the Operating Partnership, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include statements concerning the Company’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as “believes”, “expects”, “estimates”, “may”, “will”, “should”, “anticipates” or “intends” or the negative of such terms or other comparable terminology, or by discussions of strategy. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. As a result, you should not rely on or construe any forward-looking statements in this Report, or which management or persons acting on their behalf may make orally or in writing from time to time, as predictions of future events or as guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this Report or as of the dates otherwise indicated in such forward-looking statements. All of our forward-looking statements, including those in this Report, are qualified in their entirety by this statement.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this Report. Any forward-looking statements should be considered in light of the risks and uncertainties referred to in Item 1A. “Risk Factors” in this Report and in our other filings with the Securities and Exchange Commission (“SEC”). These risks include, but are not limited to, the following:

●	adverse changes in the national and local economic, business, real estate and other market conditions;

●	the effect of competition from existing and new self-storage properties and operators on our ability to maintain or raise occupancy and rental rates;

●	the failure to execute our business plan;

●	adverse impacts from the COVID-19 pandemic, other pandemics, quarantines and stay at home orders, including the impact on our ability to operate our self-storage properties, the demand for self-storage, rental rates and fees and rent collection levels;

●	reduced availability and increased costs of external sources of capital;

●	financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt and potential inability to refinance existing or future indebtedness;

●	increases in interest rates and operating costs;

●	counterparty non-performance related to the use of derivative financial instruments;

●	risks related to our ability to maintain the Parent Company’s qualification as a REIT for federal income tax purposes;

●	the failure of acquisitions and developments to close on expected terms, or at all, or to perform as expected;

●	increases in taxes, fees and assessments from state and local jurisdictions;

●	the failure of our joint venture partners to fulfill their obligations to us or their pursuit of actions that are inconsistent with our objectives;

●	reductions in asset valuations and related impairment charges;

●	cyber security breaches, cyber attacks or a failure of our networks, systems or technology, which could adversely impact our business, customer and employee relationships;

●	changes in real estate, zoning, use and occupancy laws or regulations;

●	risks related to or a consequence of natural disasters or acts of violence, pandemics, active shooters, terrorism, insurrection or war that affect the markets in which we operate;

●	potential environmental and other liabilities;

●	governmental, administrative and executive orders and laws, which could adversely impact our business operations and customer and employee relationships;

●	uninsured or uninsurable losses and the ability to obtain insurance coverage against risks and losses;

●	the ability to attract and retain talent in the current labor market;

●	other factors affecting the real estate industry generally or the self-storage industry in particular; and

●	other risks identified in this Report and, from time to time, in other reports that we file with the SEC or in other documents that we publicly disseminate.

Given these uncertainties and the other risks identified elsewhere in this Report, we caution readers not to place undue reliance on forward-looking statements. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities laws. Because of the factors referred to above, the future events discussed in or incorporated by reference in this Report may not occur and actual results, performance or achievement could differ materially from that anticipated or implied in the forward-looking statements.

ITEM 1. BUSINESS

Overview

We are a self-administered and self-managed real estate company focused primarily on the ownership, operation, management, acquisition and development of self-storage properties in the United States.

As of December 31, 2020, we owned 543 self-storage properties located in 24 states and in the District of Columbia containing an aggregate of approximately 38.5 million rentable square feet. As of December 31, 2020, approximately 92.3% of the rentable square footage at our owned stores was leased to approximately 340,000 customers, and no single customer represented a significant concentration of our revenues. As of December 31, 2020, we owned stores in the District of Columbia and the following 24 states: Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah and Virginia. In addition, as of December 31, 2020, we managed 723 stores for third parties (including 105 stores containing an aggregate of approximately 7.5 million net rentable square feet as part of five separate unconsolidated real estate ventures) bringing the total number of stores we owned and/or managed to 1,266. As of December 31, 2020, we managed stores for third parties in the District of Columbia and the following 38 states: Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington and Wisconsin.

Our self-storage properties are designed to offer affordable and easily-accessible storage space for our residential and commercial customers. Our customers rent storage cubes for their exclusive use, typically on a month-to-month basis. Additionally, some of our stores offer outside storage areas for vehicles and boats. Our stores are designed to accommodate both residential and commercial customers, with features such as wide aisles and load-bearing capabilities for large truck access. All of our stores have a storage associate available to assist our customers during business hours, and 309, or approximately 56.9%, of our owned stores have a manager who resides in an apartment at the store. Our customers can access their storage cubes during business hours, and some of our stores provide customers with 24-hour access through computer-controlled access systems. Our goal is to provide customers with the highest standard of physical attributes and service in the industry. To that end, 462, or approximately 85.1%, of our owned stores include climate-controlled cubes.

The Parent Company was formed in July 2004 as a Maryland REIT. The Parent Company owns its assets and conducts its business through the Operating Partnership, and its subsidiaries. The Parent Company controls the Operating Partnership as its sole general partner and, as of December 31, 2020, owned a 96.4% interest in the Operating Partnership. The Operating Partnership was formed in July 2004 as a Delaware limited partnership and has been engaged in virtually all aspects of the self-storage business, including the development, acquisition, management, ownership and operation of self-storage properties.

Impact of COVID-19 on the Consolidated Financial Statements and Business Operations

Since the first quarter of 2020, the world has been impacted by the spread of a novel strain of coronavirus, its variants and the disease that they cause known as COVID-19, which has limited our ability to operate our business using traditional means. Since mid-March, federal, state and local government agencies in the markets within which we operate have issued public health responses aimed at reducing the spread of COVID-19, which include quarantines, stay-at-home orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. As a result, the United States has experienced, among other things, an unprecedented increase in unemployment, significant volatility within its debt and equity capital markets and extreme economic contraction.

Despite the operating restrictions placed on many businesses by governmental mandates that promote distancing, self-storage has been designated as an essential business. Accordingly, our stores have remained open throughout the pandemic to allow for customers to move in, move out, pay rent and access their belongings at all locations. Additionally, with the health and welfare of its teammates and customers in mind, we have implemented SmartRentalTM, a contactless online rental process that eliminates the need for face-to-face interaction, and shifted our corporate headquarters, divisional offices and sales center to remote work.

In late March 2020, in response to the pandemic and certain state and local government orders, we paused all rate increases to existing customers and suspended our normal delinquency processes temporarily, which impacted revenue growth. In May 2020, as permitted by governmental mandates, we began resuming our delinquency and rental rate increase processes on a jurisdiction by jurisdiction basis. To date, we have not experienced any material degradation in rent collections or occupancy, however future customer behavior and their ability to pay rent will be determined by the duration and scope of the pandemic; actions that have been and continue to be taken by governmental entities, individuals and businesses in response to the pandemic; and the continued impact on economic activity from the pandemic and actions taken in response thereto.

Acquisition and Disposition Activity

As of December 31, 2020 and 2019, we owned 543 and 523 stores, respectively, that contained an aggregate of 38.5 million and 36.6 million rentable square feet with occupancy levels of 92.3% and 89.5%, respectively. A complete listing of, and additional information about, our stores is included in Item 2 of this Report. The following is a summary of our 2020, 2019 and 2018 acquisition and disposition activity:

			Number of	Purchase / Sale Price
Asset/Portfolio	Metropolitan Statistical Area	Transaction Date	Stores	(in thousands)

2020 Acquisitions:

Texas Asset	San Antonio, TX	February 2020	1	$9,025
Maryland Asset	Baltimore-Towson, MD	April 2020	1	17,200
New Jersey Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	April 2020	1	48,450
Florida Asset	Palm Bay-Melbourne-Titusville, FL	November 2020	1	3,900
Texas Asset	Austin-Round Rock, TX	November 2020	1	10,750
Texas Asset	Dallas-Fort Worth-Arlington, TX	November 2020	1	10,150
Nevada Asset	Las Vegas-Paradise, NV	December 2020	1	16,800
New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	1	6,750
Storage Deluxe Assets	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	8	540,000
Florida Assets	Orlando-Kissimmee, FL / Deltona-Daytona Beach-Ormond Beach, FL	December 2020	3	45,500
Florida Asset	Tampa-St. Petersburg-Clearwater, FL	December 2020	1	10,000
Virginia Asset	Washington-Arlington-Alexandria, DC-VA-MD-WV	December 2020	1	17,350
			21	$735,875

2020 Disposition:

New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	1	$12,750
			1	$12,750
2019 Acquisitions:

Maryland Asset	Baltimore-Towson, MD	March 2019	1	$22,000
Florida Assets	Cape Coral-Fort Myers, FL	April 2019	2	19,000
Arizona Asset	Phoenix-Mesa-Scottsdale, AZ	May 2019	1	1,550
HVP III Assets	Various (see note 4)	June 2019	18	128,250	(1)
Georgia Asset	Atlanta-Sandy Springs-Marietta, GA	August 2019	1	14,600
South Carolina Asset	Charleston-North Charleston, SC	August 2019	1	3,300
Texas Asset	Dallas-Fort Worth-Arlington, TX	October 2019	1	7,300
Florida Assets	Orlando-Kissimmee, FL	November 2019	3	32,100
California Asset	Los Angeles-Long Beach-Santa Ana, CA	December 2019	1	18,500
			29	$246,600

2019 Disposition:

Texas Asset	College Station-Bryan, TX	October 2019	1	$4,146
			1	$4,146

2018 Acquisitions:

Texas Asset	Austin-Round Rock, TX	January 2018	1	$12,200
Texas Asset	Houston-Sugar Land-Baytown, TX	May 2018	1	19,000
Metro DC Asset	Washington-Arlington-Alexandria, DC-VA-MD-WV	July 2018	1	34,200
Nevada Asset	Las Vegas-Paradise, NV	September 2018	1	14,350
North Carolina Asset	Charlotte-Gastonia-Concord, NC-SC	September 2018	1	11,000
California Asset	Los Angeles-Long Beach-Santa Ana, CA	October 2018	1	53,250
Texas Asset	Houston-Sugar Land-Baytown, TX	October 2018	1	23,150
California Asset	San Diego-Carlsbad-San Marcos, CA	November 2018	1	19,118
New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	November 2018	1	37,000
Illinois Asset	Chicago-Naperville-Joliet, IL-IN-WI	December 2018	1	4,250
			10	$227,518

2018 Dispositions:

Arizona Assets	Phoenix-Mesa-Scottsdale, AZ	November 2018	2	$17,502
			2	$17,502

(1)	Amount represents the purchase price for 90% of the ownership interest in 191 III CUBE LLC (“HVP III”), which at the time of the acquisition owned 18 storage properties (see note 4).

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported. As of December 31, 2020, 2019 and 2018, we owned 543, 523 and 493 self-storage properties and related assets, respectively. The following table summarizes the change in number of owned stores from January 1, 2018 through December 31, 2020:

	2020	2019	2018

Balance - January 1	523	493	484
Stores acquired	1	1	1
Balance - March 31	524	494	485
Stores acquired	2	21	1
Stores developed	1	2	—
Stores combined (1)	—	(1)	—
Balance - June 30	527	516	486
Stores acquired	—	2	3
Stores developed	—	1	1
Balance - September 30	527	519	490
Stores acquired	18	5	5
Stores combined (1)	(1)	—	—
Stores sold	(1)	(1)	(2)
Balance - December 31	543	523	493

(1)	On May 24, 2019 and November 10, 2020, we acquired stores located in Tempe, AZ and Merritt Island, FL for approximately $1.6 million and $3.9 million, respectively. In each case, the store acquired is located in near proximity to an existing wholly-owned store. Given their proximity to each other, each acquired store has been combined with the existing store in our store count, as well as for operational and reporting purposes.

Financing and Investing Activities

The following summarizes certain financing and investing activities during the year ended December 31, 2020:

●	Store Acquisitions. During 2020, we acquired a portfolio of eight self-storage properties located in the outer boroughs of New York City (the “Storage Deluxe Assets”) for an aggregate purchase price of $540.0 million. We also acquired 13 additional stores during 2020 which are located in Florida (5), Maryland (1), Nevada (1), New Jersey (1), New York (1), Texas (3) and Virginia (1) for an aggregate purchase price of approximately $195.9 million.

●	Development Activity. During 2020, we completed construction and opened for operation a joint venture property located in New York for a total cost of $45.9 million. As of December 31, 2020, we had six joint venture development properties under construction located in Massachusetts (1), New York (2), Pennsylvania (1) and Virginia (2), which are expected to be completed by the second quarter of 2022. As of December 31, 2020, we had invested $71.6 million of an expected $143.8 million, related to these six projects.

●	Consolidated Development Joint Venture Buy-out. During 2020, we acquired the noncontrolling members’ interest in a previously consolidated development joint venture for $10.0 million, of which $1.0 million was paid in cash. The Operating Partnership issued 276,497 OP Units that were valued at approximately $9.0 million as consideration for the remainder of the purchase price. The store is located in New York and is wholly-owned by the Company as of December 31, 2020.

●	Store Disposition. On December 22, 2020, we sold a store in New York for a sales price of $12.8 million. We recorded a $6.7 million gain in connection with the sale.

●	Unconsolidated Real Estate Venture Activity. During 2020, 191 IV CUBE Southeast LLC, a newly-formed unconsolidated real estate venture in which we own a 10% interest, acquired 14 stores for an aggregate purchase price of $135.3 million, of which we contributed $5.6 million. The acquired stores are located in Florida (2), Georgia (8) and South Carolina (4).

●	Unsecured Senior Note Activity. On October 6, 2020, the Operating Partnership issued $450.0 million in aggregate principal amount of unsecured senior notes due February 15, 2031, which bear interest at a rate of 2.000% per annum (the “2031 Notes”). On October 30, 2020, with net proceeds from our issuance of the 2031 Notes, we redeemed, in full, our $250.0 million of outstanding 4.800% senior notes due 2022.

●	Mortgage Loan Activity. During 2020, we repaid two mortgage loans with an aggregate outstanding principal balance of $10.3 million. Additionally, in connection with the acquisition of the Storage Deluxe Assets, we assumed six mortgage loans with an aggregate outstanding principal amount of $154.4 million at the time of acquisition, one of which had an outstanding principal balance of $33.2 million and was repaid immediately.

●	At-The-Market Equity Program Activity. During 2020, under our at-the-market equity program, we sold a total of 3.6 million common shares at an average sales price of $33.69 per share, resulting in net proceeds of $120.7 million for the year, after deducting offering costs. As of December 31, 2020, 10.9 million common shares remained available for sale under the program. We used the proceeds from the 2020 sales under the program to fund the acquisition and development of self-storage properties and for general corporate purposes.

Business Strategy

Our business strategy consists of several elements:

●	Maximize cash flow from our stores — Our operating strategy focuses on maximizing sustainable rents at our stores while achieving and sustaining occupancy targets. We utilize our operating systems and experienced personnel to manage the balance between rental rates, discounts and physical occupancy with an objective of maximizing our rental revenue.

●	Acquire stores within targeted markets — During 2021, we intend to pursue selective acquisitions in markets that we believe have high barriers to entry, strong demographic fundamentals and demand for storage in excess of storage capacity. We believe the self-storage industry will continue to afford us opportunities for growth through acquisitions due to the highly fragmented composition of the industry. In the past, we have formed joint ventures with unaffiliated third parties, and in the future we may form additional joint ventures, to facilitate the funding of future developments or acquisitions.

●	Dispose of stores — During 2021, we intend to continue to evaluate opportunities to dispose of assets that have unattractive risk-adjusted returns. We intend to use proceeds from these transactions to fund acquisitions within targeted markets.

●	Grow our third-party management business — We intend to pursue additional third-party management opportunities and to leverage our current platform to take advantage of consolidation in the industry. We plan to utilize our relationships with third-party owners to help source future acquisitions and other investment opportunities.

Investment and Market Selection Process

We maintain a disciplined and focused process in the acquisition and development of self-storage properties. Our investment committee is comprised of four senior officers who oversee our investment process. Our investment process involves six stages — identification, initial due diligence, economic assessment, investment committee approval (and when required, the approval of our Board of Trustees (the “Board”)), final due diligence and documentation. Through our investment committee, we intend to focus on the following criteria:

●	Targeted markets — Our targeted markets include areas where we currently maintain management that can be extended to additional stores, or where we believe that we can acquire a significant number of stores efficiently and within a short period of time. We evaluate both the broader market and the immediate trade area, typically three miles around the store, for its ability to support above-average demographic growth. We seek to increase our presence primarily in areas that we expect will experience growth, including, but not exclusively limited to, the Northeastern and Mid-Atlantic areas of the United States and areas within Arizona, California, Florida, Georgia, Illinois and Texas, and to enter additional markets should suitable opportunities arise.

●	Quality of store — We focus on self-storage properties that have good visibility, ease of access and are located near retail centers, which typically provide high traffic corridors and are generally located near residential communities and commercial customers.

●	Growth potential — We target acquisitions that offer growth potential through increased operating efficiencies and, in some cases, through additional leasing efforts, renovations or expansions. In addition to acquiring single stores, we seek to invest in portfolio acquisitions, including those offering significant potential for increased operating efficiency and the ability to spread our fixed costs across a large base of stores.

Segment

We have one reportable segment: we own, operate, develop, manage and acquire self-storage properties.

Concentration

Our self-storage properties are located in major metropolitan areas as well as suburban areas and have numerous customers per store. No single customer represented a significant concentration of our 2020 revenues. Our stores in New York, Florida, Texas and California provided approximately 16%, 15%, 9% and 8%, respectively, of our total revenues for the year ended December 31, 2020. Our stores in Florida, New York, Texas and California provided approximately 16%, 16%, 10% and 8%, respectively, of our total revenues for the year ended December 31, 2019. Our stores in Florida, New York, Texas and California provided approximately 17%, 16%, 10% and 8%, respectively, of our total revenues for the year ended December 31, 2018.

Seasonality

We typically experience seasonal fluctuations in occupancy levels at our stores, which are generally slightly higher during the summer months due to increased moving activity.

Financing Strategy

We maintain a capital structure that we believe is reasonable and prudent and that will enable us to have ample cash flow to cover debt service and make distributions to our shareholders. As of December 31, 2020, our debt to total market capitalization ratio (determined by dividing the carrying value of our total indebtedness by the sum of (a) the market value of the Parent Company’s outstanding common shares and units of the Operating Partnership held by third parties and (b) the carrying value of our total indebtedness) was approximately 25.6% compared to approximately 23.9% as of December 31, 2019. Our ratio of debt to the undepreciated cost of our total assets as of December 31, 2020 was approximately 41.0% compared to approximately 39.0% as of December 31, 2019. We expect to finance additional investments in self-storage properties through the most attractive sources of capital available at the time of the transaction, in a manner consistent with maintaining a strong financial position and future financial flexibility, subject to limitations on incurrence of indebtedness in our unsecured credit facilities and the indenture that governs our unsecured notes. These capital sources may include existing cash, borrowings under the revolving portion of our credit facility, additional secured or unsecured financings, sales of common or preferred shares of the Parent Company in public offerings or private placements, additional issuances of debt securities, issuances of common or preferred units in our Operating Partnership in exchange for contributed properties and formations of joint ventures. We also may sell stores that have unattractive risk-adjusted returns and use the sales proceeds to fund other acquisitions.

Competition

Self-storage properties compete based on a number of factors, including location, rental rates, occupancy, security, suitability of the store’s design to prospective customers’ needs and the manner in which the store is operated and marketed. In particular, the number of competing self-storage properties in a market could have a material effect on our occupancy levels, rental rates and on the overall operating performance of our stores. We believe that the primary competition for potential customers of any of our self-storage properties comes from other self-storage providers within a three-mile radius of that store. We believe our stores are well-positioned within their respective markets, and we emphasize customer service, convenience, security, professionalism and cleanliness.

Our key competitors include local and regional operators as well as the other public self-storage REITs, including Public Storage, Extra Space Storage Inc., Life Storage, Inc. and National Storage Affiliates Trust. These companies, some of which operate significantly more stores than we do and have greater resources than we have, and other entities may be able to accept more risk than we determine is prudent for us, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices. This competition may reduce the number of suitable acquisition opportunities available to us, increase the price required to acquire stores and reduce the demand for self-storage space at our stores. Nevertheless, we believe that our experience in operating, managing, acquiring, developing and obtaining financing for self-storage properties should enable us to compete effectively.

Government Regulation

We are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures and various federal, state and local regulations that apply generally to the ownership of real property and the operation of self-storage properties.

Under the Americans with Disabilities Act of 1990 and applicable state accessibility act laws (collectively, the “ADA”), all places of public accommodation are required to meet federal requirements related to physical access and use by disabled persons. A number of other federal, state and local laws may also impose access and other similar requirements at our stores. A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance. Although we believe that our stores comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our stores or websites is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing them into compliance.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on or in its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances, or the failure to properly remediate such substances, when released, may adversely affect the property owner’s ability to sell the real estate or to borrow using the real estate as collateral, and may cause the property owner to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in a claim by a private party for personal injury or a claim by an adjacent property owner or user for property damage. We may also become liable for the costs of removal or remediation of hazardous substances stored at our properties by a customer even though storage of hazardous substances would be without our knowledge or approval and in violation of the customer’s storage lease agreement with us.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of properties. Whenever the environmental assessment for one of our stores indicates that a store is impacted by soil or groundwater contamination from prior owners/operators or other sources, we work with our environmental consultants and, where appropriate, state governmental agencies, to ensure that the store is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party. In certain cases, we have purchased environmental liability insurance coverage to indemnify us against claims for contamination or other adverse environmental conditions that may affect a property.

We are not aware of any environmental cleanup liability that we believe will have a material adverse effect on us. We cannot provide assurance, however, that these environmental assessments and investigations have revealed or will reveal all potential environmental liabilities, that no prior owner created any material environmental condition not known to us or the independent consultant or that future events or changes in environmental laws will not result in the imposition of environmental liability on us.

We have not received notice from any governmental authority of any material noncompliance, claim or liability in connection with any of our stores, nor have we been notified of a claim for personal injury or property damage by a private party in connection with any of our stores relating to environmental conditions.

We are not aware of any environmental condition with respect to any of our stores that could reasonably be expected to have a material adverse effect on our financial condition or results of operations, and we do not expect that the cost of compliance with environmental regulations will have a material adverse effect on our financial condition or results of operations. We cannot provide assurance, however, that this will continue to be the case.

Insurance

We carry comprehensive liability, fire, casualty, extended coverage and rental loss insurance covering all of the properties in our portfolio. We also carry environmental insurance coverage on certain stores in our portfolio. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, flood and environmental hazards, because such coverage is either not available or not available at commercially reasonable rates. Some of our policies, such as those covering losses due to terrorism, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. Additionally, we use a combination of insurance products to provide risk mitigation for potential liabilities associated with automobiles, workers’ compensation, employment practices, general contractors, directors and officers, employee health-care benefits and personal injuries that might be sustained at our stores.

Offices

Our principal executive offices are located at 5 Old Lancaster Road, Malvern, PA 19355. Our telephone number is (610) 535-5000.

Human Capital

At CubeSmart, we refer to our employees as teammates, because collaboration towards shared goals defines our workplace. We care deeply about the experience our teammates have working with us. The CubeSmart work experience takes a holistic approach to our teammates’ total wellbeing at work. Our teammate value proposition includes promoting a sense of belonging to a team; providing opportunities to make a meaningful difference at work and in their communities; supporting our teammates’ ongoing personal and professional development; and offering competitive pay and rewards.

As of December 31, 2020, CubeSmart employed 3,111 teammates, all within the United States. Of the total employees, 90% were hourly and 10% salaried; we have no union presence or collective bargaining agreements. Our average teammate tenure as of December 31, 2020 was 3.4 years.

Company Culture and Teammate Experience

We measure our teammates’ experience each year through our Teammate Engagement Survey. In 2020, our annual engagement survey had a 91% participation rate. Results are communicated within individual teams to share what we learned and discuss both the positive aspects about working at CubeSmart and where we have opportunities to improve. Supervisors work with their teams to create action plans that are specific to the engagement and wellbeing of the individuals within those teams. Through ongoing conversations and transparent commitment to continuous improvement, every CubeSmart teammate plays a role in building our company culture and making the experience working here the best it can be.

Teammate Development and Wellbeing

As part of our culture, it is our goal to help teammates grow with us and leverage their development both at CubeSmart and beyond. We believe in providing all teammates with training and development opportunities to succeed in their role. We plan, design and deliver training programs for all levels of the organization, from orientation and general job skills to enhancing leadership capabilities through skills trainings and mentoring. In 2020, we provided an average of 22 hours of training per teammate.

When recruiting new teammates, our talent management team engages with our store management teams to identify a pool of potential candidates to serve our customers and deliver best in class customer service. We recruited, hired and trained 1,274 teammates during the year ended December 31, 2020. Additionally, more than 370 teammates were promoted into new roles and/or transitioned into new positions to further their career development.

We believe that career growth and personal development is an important part of our teammates’ personal and professional success. To further support our teammates’ success, we offer a number of benefits aimed at supporting the wellbeing of our teammates and their families. Those benefits include: medical, dental, vision, disability and life insurance coverage. We also offer a variety of programs designed to provide teammates with the ability to rest, rejuvenate and take care of their families such as paid holidays, vacation and sick time, and parental leave. Our Employee Assistance Program is available to all teammates, providing extra support as they and their families experience life changes and challenges.

Another important part of our teammates’ wellbeing is their connection to a larger sense of purpose. We empower our teammates to find this with us and provide programs and opportunities for them. Our Idea Center provides a forum where teammates can submit ideas to enhance the workplace, streamline systems and processes and identify solutions and best practices. We encourage our teammates to participate in community service and philanthropy, and provide paid time off for teammates who participate in these activities. Also, through our matching gifts program, we match qualified charitable contributions made by teammates up to $100 per teammate each year.

Diversity, Equity and Inclusion

Our Philosophy Regarding Respect in the Workplace defines our approach to diversity, inclusion and treatment of differences. Our Philosophy is acknowledged by teammates and states:

At CubeSmart, we respect, value, and celebrate the unique attributes, characteristics and perspectives that make each teammate who they are. We believe that our business is better because of the diversity of participation, thought, and action that comes from the unique individuals who come to work here. Every teammate deserves the right to come to work as their authentic self. Our goal for CubeSmart is to be a place where people feel supported, listened to, and able to do their personal best. Our philosophy isn’t any different from our philosophy regarding Customer interactions, namely to “treat our Customers as they want to be treated.” When it comes to our teammates, we ask that every teammate “treat our teammates as they want to be treated.”

As of December 31, 2020, of our total teammate population, 54% are female and 46% are male. Approximately 47% have self-identified as Black or African American, Hispanic or Latino, Asian, American Indian, or of two or more races. The average teammate age is 40; 43% of our teammates are 34 and younger while 36% of our teammates are 45 or older.

COVID-19 Update

The situation surrounding the COVID-19 virus in our country changed our business operations. Throughout the pandemic, we have closely monitored legal requirements and the advice of experts, and put actions into place as we found to be necessary. The goal of these actions was to find a way to still provide a differentiated CubeSmart customer experience while safeguarding the health of our teammates and customers in this ever-changing environment. The actions we took in 2020 to support the wellbeing of our teammates included:

●	As self-storage was considered an essential business type from the onset of the pandemic, we kept our stores open in order for us to serve our customers, support our communities and, most importantly, provide work to our teammates. We made it a priority to adjust schedules to provide as many store teammates with full-time hours as possible. As a result, we did not furlough or eliminate roles as a direct impact of COVID-19.

●	In March 2020, we introduced COVID Pay, offering eligible teammates up to two weeks of time off with pay should they be unable to work due to certain COVID-19-related circumstances outside of their control. This benefit will continue to be available to teammates in 2021.

●	We adjusted our operational practices to minimize teammate and customer exposure and to reinforce social distancing. We provided personal protective equipment to meet newly established guidelines, including requiring face coverings nationwide.

●	Our corporate office, sales center and divisional office teammates shifted to working remotely and were provided tools and training to support continued collaboration and delivery on our mission from their various locations.

Available Information

We file registration statements, proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports with the SEC. You may obtain copies of these documents by accessing the SEC’s website at www.sec.gov. Our internet website address is www.cubesmart.com. You also can obtain on our website, free of charge, copies of our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports, after we electronically file such reports or amendments with, or furnish them to, the SEC. Our internet website and the information contained therein or connected thereto are not intended to be incorporated by reference into this Report.

Also available on our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and the charters for each of the committees of our Board — the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. Copies of each of these documents are also available in print free of charge, upon request by any shareholder. You can obtain copies of these documents by contacting Investor Relations by mail at 5 Old Lancaster Road, Malvern, PA 19355.

ITEM 1A.  RISK FACTORS

Overview

An investment in our securities involves various risks. Investors should carefully consider the risks set forth below together with other information contained in this Report. These risks are not the only ones that we may face. Additional risks not presently known to us, or that we currently consider immaterial, may also impair our business, financial condition, operating results and ability to make distributions to our shareholders.

Risks Related to our Business and Operations

Adverse macroeconomic and business conditions may significantly and negatively affect our rental rates, occupancy levels and therefore our results of operations.

We are susceptible to the effects of adverse macro-economic events that can result in higher unemployment, shrinking demand for products, large-scale business failures and tight credit markets. Our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures. Adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates and fuel and energy costs, could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

It is difficult to determine the breadth and duration of economic and financial market disruptions and the many ways in which they may affect our customers and our business in general. Nonetheless, financial and macroeconomic disruptions could have a significant adverse effect on our sales, profitability and results of operations.

Our financial performance is dependent upon economic and other conditions of the markets in which our stores are located.

We are susceptible to adverse developments in the markets in which we operate, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors. Our stores in New York, Florida, Texas and California accounted for approximately 16%, 15%, 9% and 8%, respectively, of our total 2020 revenues. As a result of this geographic concentration of our stores, we are particularly susceptible to adverse market conditions in these areas. Any adverse economic or real estate developments in these markets, or in any of the other markets in which we operate, or any decrease in demand for self-storage space resulting from the local business climate, could adversely affect our rental revenues, which could impair our ability to satisfy our debt service obligations and pay distributions to our shareholders.

Our business, financial condition, results of operations and share price have, and may continue to be, impacted by the COVID-19 pandemic and such impact could be materially adverse.

Since the first quarter of 2020, the world has been impacted by the spread of a novel strain of coronavirus and its variants and the disease that it causes known as COVID-19, which has resulted in global business disruptions and significant volatility in U.S. and international debt and equity markets. There continues to be significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. economy. The extent to which the COVID-19 pandemic ultimately impacts our business, results of operations, financial condition and share price will depend on numerous evolving factors, including, among others: the duration and scope of the pandemic; actions that have been and continue to be taken by governmental entities, individuals and businesses in response to the pandemic; the impact on economic activity from the pandemic and actions taken in response thereto; the impact on capital availability and costs of capital; the impact on our employees any other operational disruptions or difficulties we may face; and, the effect on our customers and their ability to make rental payments. Any of these events, individually or in aggregate, could have a material adverse impact on the Company’s business, financial condition, results of operations and share price.

We face risks associated with property acquisitions.

We intend to continue to acquire individual and portfolios of self-storage properties. The purchase agreements that we enter into in connection with acquisitions typically contain closing conditions that need to be satisfied before the acquisitions can be consummated. The satisfaction of many of these conditions is outside of our control, and we therefore cannot assure that any of our pending or future acquisitions will be consummated. These conditions include, among other things, satisfactory examination of the title, zoning and entitlements to the properties, the ability to obtain title insurance and customary closing deliverables and conditions. Moreover, in the event we are unable to complete pending or future acquisitions, we may have incurred significant legal, accounting, due diligence and other transaction costs in connection with such acquisitions without realizing the expected benefits.

Those acquisitions that we do consummate would increase our size and may potentially alter our capital structure. Although we believe that future acquisitions that we complete will enhance our financial performance, the success of acquisitions is subject to the risks that:

●	acquisitions may fail to perform as expected;

●	the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;

●	we may be unable to obtain acquisition financing on favorable terms;

●	acquisitions may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or an unfamiliarity with local governmental and permitting procedures; and

●	there is only limited recourse, or no recourse, to the former owners of newly acquired properties for unknown or undisclosed liabilities such as the clean-up of undisclosed environmental contamination; claims by customers, vendors or other persons arising on account of actions or omissions of the former owners of the properties; and claims by local governments, adjoining property owners, property owner associations and easement holders for fees, assessments or taxes on other property-related changes. As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

In addition, we often do not obtain third-party appraisals of acquired properties and instead rely on internal value determinations.

We will incur costs and will face integration challenges when we acquire additional stores.

As we acquire or develop additional self-storage properties and bring additional self-storage properties onto our third-party management platform, we will be subject to risks associated with integrating and managing new stores, including customer retention and mortgage default risks. In the case of a large portfolio purchase, we could experience strains in our existing systems and management capacities. In addition, acquisitions or developments may cause disruptions in our operations and divert management’s attention away from day-to-day operations. Furthermore, our income may decline because we will be required to depreciate/amortize in future periods costs for acquired real property and intangible assets. Our failure to successfully integrate any future acquisitions into our portfolio could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

The acquisition of new stores that lack operating history with us will make it more difficult to predict revenue potential.

We intend to continue to acquire additional stores. These acquisitions could fail to perform in accordance with expectations. If we fail to accurately estimate occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired store up to the standards established for our intended market position, the performance of the store may be below expectations. Acquired stores may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered. We cannot assure that the performance of stores acquired by us will increase or be maintained under our management.

Our development activities may be more costly or difficult to complete than we anticipate.

We intend to continue to develop self-storage properties where market conditions warrant such investment. Once made, these investments may not produce results in accordance with our expectations. Risks associated with development and construction activities include:

●	the unavailability of favorable financing sources in the debt and equity markets;

●	construction cost overruns, including on account of rising interest rates, diminished availability of materials and labor, and increases in the costs of materials and labor;

●	construction delays and failure to achieve target occupancy levels and rental rates, resulting in a lower than projected return on our investment; and

●	complications (including building moratoriums and anti-growth legislation) in obtaining necessary zoning, occupancy and other governmental permits.

We depend on external sources of capital that are outside of our control; the unavailability of capital from external sources could adversely affect our ability to acquire or develop stores, satisfy our debt obligations and/or make distributions to shareholders.

We depend on external sources of capital to fund acquisitions and development, to satisfy our debt obligations and to make distributions to our shareholders required to maintain our status as a REIT, and these sources of capital may not be available on favorable terms, if at all. Our access to external sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current and potential future earnings and our ability to continue to qualify as a REIT for federal income tax purposes. If we are unable to obtain external sources of capital, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt obligations, make distributions to shareholders that would permit us to qualify as a REIT or avoid paying tax on our REIT taxable income.

If we are unable to promptly re-let our cubes or if the rates upon such re-letting are significantly lower than expected, our business and results of operations would be adversely affected.

We derive revenues principally from rents received from customers who rent cubes at our self-storage properties under month-to-month leases. Any delay in re-letting cubes as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

Store ownership through joint ventures may limit our ability to act exclusively in our interest.

We co-invest with, and we may continue to co-invest with, third parties through joint ventures. In any such joint venture, we may not be in a position to exercise sole decision-making authority regarding the stores owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also have the potential risk of impasse on strategic decisions, such as a sale, in cases where neither we nor the joint venture partner would have full control over the joint venture. In other circumstances, joint venture partners may have the ability without our agreement to make certain major decisions, including decisions about sales, capital expenditures, and/or financing. Any disputes that may arise between us and our joint venture partners could result in litigation or arbitration that could increase our expenses and distract our officers and/or Trustees from focusing their time and effort on our business. In addition, we might in certain circumstances be liable for the actions of our joint venture partners, and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even though we do not control the joint venture.

We face significant competition for customers and acquisition and development opportunities.

Actions by our competitors may decrease or prevent increases of the occupancy and rental rates of our stores. We compete with numerous developers, owners and operators of self-storage properties, including other REITs, as well as on-demand storage providers, some of which own or may in the future own stores similar to ours in the same submarkets in which our stores are located and some of which may have greater capital resources. In addition, due to the relatively low cost of each individual self-storage property, other developers, owners and operators have the capability to build additional stores that may compete with our stores.

If our competitors build new stores that compete with our stores or offer space at rental rates below the rental rates we currently charge our customers, we may lose potential customers, and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers when our customers’ leases expire. As a result, our financial condition, cash flow, cash available for distribution, market price of our shares and ability to satisfy our debt service obligations could be materially adversely affected. In addition, increased competition for customers may require us to make capital improvements to our stores that we would not have otherwise made. Any unbudgeted capital improvements we undertake may reduce cash available for distributions to our shareholders.

We also face significant competition for acquisitions and development opportunities. Some of our competitors have greater financial resources than we do and a greater ability to borrow funds to acquire stores. These competitors may also be willing to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices. This competition for investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs and may reduce demand for self-storage space in certain areas where our stores are located and, as a result, adversely affect our operating results.

Potential losses may not be covered by insurance.

We carry comprehensive liability, fire, casualty, extended coverage and rental loss insurance covering all of the properties in our portfolio. We also carry environmental insurance coverage on certain stores in our portfolio. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, flood and environmental hazards, because such coverage is either not available or is not available at commercially reasonable rates. Some of our policies, such as those covering losses due to terrorism, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. If we experience a loss at a store that is uninsured or that exceeds policy limits, we could lose the capital invested in that store as well as the anticipated future cash flows from that store. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impractical or undesirable to use insurance proceeds to replace a store after it has been damaged or destroyed. In addition, if the damaged stores are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these stores were irreparably damaged.

Additionally, we use a combination of insurance products, some of which include deductibles and self-insured retention amounts, to provide risk mitigation for potential liabilities associated with automobiles, workers’ compensation, employment practices, general contractors, cyber risks, crime, directors and officers, employee health-care benefits and personal injuries that might be sustained at our stores. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience and actuarial assumptions. Our results of operations could be materially impacted by claims and other expenses related to such insurance plans if future occurrences and claims differ from these assumptions and historical trends.

Our insurance coverage may not comply with certain loan requirements.

Certain of our stores serve as collateral for our mortgage-backed debt, some of which we assumed in connection with our acquisition of stores and requires us to maintain insurance, deductibles, retentions and other policy terms at levels that are not commercially reasonable in the current insurance environment. We may be unable to obtain required insurance coverage if the cost and/or availability make it impractical or impossible to comply with debt covenants. If we cannot comply with a lender’s requirements, the lender could declare a default, which could affect our ability to obtain future financing and have a material adverse effect on our results of operations and cash flows and our ability to obtain future financing. In addition, we may be required to self-insure against certain losses or our insurance costs may increase.

Potential liability for environmental contamination could result in substantial costs.

We are subject to federal, state and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage properties. If we fail to comply with those laws, we could be subject to significant fines or other governmental sanctions.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at a property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. Such liability may be imposed whether or not the owner or operator knew of, or was responsible for, the presence of these hazardous or toxic substances. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such property or to borrow using such property as collateral. In addition, in connection with the ownership, operation and management of properties, we are potentially liable for property damage or injuries to persons and property.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional stores. We carry environmental insurance coverage on certain stores in our portfolio. We obtain or examine environmental assessments from qualified and reputable environmental consulting firms (and intend to conduct such assessments prior to the acquisition or development of additional stores). The environmental assessments received to date have not revealed, nor do we have actual knowledge of, any environmental liability that we believe will have a material adverse effect on us. However, we cannot assure that our environmental assessments have identified or will identify all material environmental conditions, that any prior owner of any property did not create a material environmental condition not actually known to us, that environmental conditions on neighboring properties will not have an impact on any of our properties, or that a material environmental condition does not otherwise exist with respect to any of our properties.

Americans with Disabilities Act and applicable state accessibility act compliance may require unanticipated expenditures.

Under the ADA, all places of public accommodation are required to meet federal requirements related to access and use by disabled persons. A number of other federal, state and local laws may also impose access and other similar requirements at our properties or websites. A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance. Although we believe that our properties and websites comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our properties or websites is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing the properties or websites into compliance. If we are required to make substantial modifications to comply with the ADA or similar state or local requirements, we may be required to incur significant unanticipated expenditures, which could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

We face system security risks as we depend upon automated processes and the internet, which could damage our reputation, cause us to incur substantial additional costs and become subject to litigation if our systems or processes are penetrated.

We are increasingly dependent upon automated information technology processes and internet commerce, and many of our new customers come from the telephone or over the internet. Moreover, the nature of our business involves the receipt and retention of personal information about our customers. We also rely extensively on third-party vendors to retain data, process transactions and provide other systems and services. These systems, and our systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, malware and other destructive or disruptive security breaches and catastrophic events, such as a natural disaster or a terrorist event or cyber-attack. In addition, experienced computer programmers and hackers may be able to penetrate our security systems and misappropriate our confidential information, create system disruptions or cause shutdowns. Such data security breaches as well as system disruptions and shutdowns could result in additional costs to repair or replace such networks or information systems and possible legal liability, including government enforcement actions and private litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to discontinue leasing at our stores.

If we are unable to attract and retain team members or contract with third parties having the specialized skills or technologies needed to support our systems, implement improvements to our customer-facing technology in a timely manner, allow accurate visibility to product availability when customers are ready to rent, quickly and efficiently fulfill our customers rental and payment methods they demand or provide a convenient and consistent experience for our customers regardless of the ultimate sales channel, our ability to compete and our results of operations could be adversely affected.

Risks Related to the Real Estate Industry

Our performance and the value of our self-storage properties are subject to risks associated with our properties and with the real estate industry.

Our rental revenues, operating costs and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our stores do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include but are not limited to:

●	downturns in the national, regional and local economic climate;

●	local or regional oversupply, increased competition or reduction in demand for self-storage space;

●	vacancies or changes in market rents for self-storage space;

●	inability to collect rent from customers;

●	increased operating costs, including maintenance, personnel, insurance premiums, customer acquisition costs and real estate taxes;

●	changes in interest rates and availability of financing;

●	hurricanes, earthquakes and other natural disasters, civil disturbances, terrorist acts or acts of war that may result in uninsured or underinsured losses;

●	significant expenditures associated with acquisitions and development projects, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

●	costs of complying with changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes; and

●	the relative illiquidity of real estate investments.

In addition, prolonged periods of economic slowdown or recession, rising interest rates, declining demand for self-storage or the public perception that any of these events may occur, could result in a general decline in rental revenues, which could impair our ability to satisfy our debt service obligations and to make distributions to our shareholders.

Rental revenues are significantly influenced by demand for self-storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our real estate portfolio consists primarily of self-storage properties, we are subject to risks inherent in investments in a single industry. A decrease in the demand for self-storage space would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for self-storage space could be adversely affected by weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing self-storage properties in an area and the excess amount of self-storage space in a particular market. To the extent that any of these conditions occur, they are likely to affect market rents for self-storage space, which could cause a decrease in our rental revenue. Any such decrease could impair our ability to satisfy debt service obligations and make distributions to our shareholders.

Because real estate is illiquid, we may not be able to sell properties when appropriate.

Real estate property investments generally cannot be sold quickly. Also, the tax laws applicable to REITs require that we hold our properties for investment, rather than for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to dispose of properties promptly, or on favorable terms, in response to economic or other market conditions, which may adversely affect our financial position.

Risks Related to our Qualification and Operation as a REIT

Failure to qualify as a REIT would subject us to U.S. federal income tax which would reduce the cash available for distribution to our shareholders.

We operate our business to qualify to be taxed as a REIT for federal income tax purposes. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this Report are not binding on the IRS or any court. As a REIT, we generally will not be subject to federal income tax on the income that we distribute currently to our shareholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, such as rent, that are itemized in the REIT tax laws. In addition, to qualify as a REIT, we cannot own specified amounts of debt and equity securities of some issuers. We also are required to distribute to our shareholders with respect to each year at least 90% of our REIT taxable income, excluding net capital gains. The fact that we hold substantially all of our assets through the Operating Partnership and its subsidiaries and joint ventures further complicates the application of the REIT requirements for us. Even a technical or inadvertent mistake could jeopardize our REIT status, and, given the highly complex nature of the rules governing REITs and the ongoing importance of factual determinations, we cannot provide any assurance that we will continue to qualify as a REIT. Changes to rules governing REITs were made by legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) and the Protecting Americans From Tax Hikes Act of 2015, signed into law on December 22, 2017 and December 18, 2015, respectively, and Congress and the IRS might make further changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for us to remain qualified as a REIT. If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the statutory savings provisions in order to maintain our REIT status, we would nevertheless be required to pay penalty taxes of $50,000 or more for each such failure.

If we fail to qualify as a REIT for federal income tax purposes, and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code, we would be subject to federal income tax at regular corporate rates on all of our income. As a taxable corporation, we would not be allowed to take a deduction for distributions to shareholders in computing our taxable income or pass through long-term capital gains to individual shareholders at favorable rates. We also could be subject to increased state and local taxes. We would not be able to elect to be taxed as a REIT for four years following the year we first failed to qualify unless the IRS were to grant us relief under certain statutory provisions. If we failed to qualify as a REIT, we would have to pay significant income taxes, which would reduce our net earnings available for investment or distribution to our shareholders. This likely would have a significant adverse effect on our earnings and likely would adversely affect the value of our securities. In addition, we would no longer be required to pay any distributions to shareholders.

Furthermore, we owned a subsidiary REIT (“PSI”) that was liquidated on December 31, 2018. Prior to liquidation, PSI was independently subject to, and was required to comply with, the same REIT requirements that we must satisfy in order to qualify as a REIT, together with all other rules applicable to REITs. If PSI failed to qualify as a REIT during our period of ownership, and certain statutory relief provisions do not apply, as a result of a protective election made jointly by PSI and CubeSmart, PSI should be taxed as a taxable REIT subsidiary. See the section entitled “Taxation of CubeSmart−Requirements for Qualification−Taxable REIT Subsidiaries” in Exhibit 99.1 for more information regarding taxable REIT subsidiaries.

Failure of the Operating Partnership (or a subsidiary partnership or joint venture) to be treated as a partnership would have serious adverse consequences to our shareholders.

If the IRS were to successfully challenge the tax status of the Operating Partnership or any of its subsidiary partnerships or joint ventures for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership or joint venture would be taxable as a corporation. In such event, we would cease to qualify as a REIT and the imposition of a corporate tax on the Operating Partnership, a subsidiary partnership or joint venture would reduce the amount of cash available for distribution from the Operating Partnership to us and ultimately to our shareholders.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

As a REIT, we are subject to certain distribution requirements, including the requirement to distribute 90% of our REIT taxable income, excluding net capital gains, which may result in our having to make distributions at a disadvantageous time or to borrow funds at unfavorable rates. Compliance with this requirement may hinder our ability to operate solely on the basis of maximizing profits.

We will pay some taxes even if we qualify as a REIT, which will reduce the cash available for distribution to our shareholders.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property. For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains. Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from “prohibited transactions,” that income will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. We have elected to treat some of our subsidiaries as taxable REIT subsidiaries, and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our shareholders.

We face possible federal, state and local tax audits.

Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but are subject to certain state and local taxes. Certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits. Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue. Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material. However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

For example, the TCJA made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. In addition to reducing corporate and non-corporate tax rates, the TCJA eliminated or restricted various deductions. One such deduction limitation was a general limitation of the deduction for net business interest expense in excess of 30% (50% for non-partnership entities for their 2019 and 2020 taxable years and for partnerships for their 2020 taxable years under the Coronavirus Aid, Relief and Economic Security Act of 2020) of a business’s “adjusted taxable income,” except for taxpayers that engage in certain real estate businesses and elect out of this rule (provided that such electing taxpayers must use an alternative depreciation system with longer depreciation periods). Most of the changes applicable to individuals were temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The TCJA made numerous large and small changes to the tax rules that do not affect the REIT qualification rules directly but may otherwise affect us or our shareholders.

Shareholders are urged to consult with their tax advisors with respect to the status of the TCJA and any other regulatory or administrative developments and proposals and their potential effect on investment in our capital stock.

Dividends paid by REITs do not qualify for the reduced tax rates provided under current law.

Dividends paid by REITs are generally not eligible for the reduced 15% maximum tax rate for dividends paid to individuals (20% for those with taxable income above certain thresholds that are adjusted annually under current law). The more favorable rates applicable to regular corporate dividends could cause shareholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends to which more favorable rates apply, which could reduce the value of REIT stocks.

Legislation modifies the rules applicable to partnership tax audits.

The Bipartisan Budget Act of 2015 requires our Operating Partnership and any subsidiary partnership to pay the hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit or in other tax proceedings, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level. Uncertainties remain as to the application of these rules, including the application of the alternative method to partners that are REITs, and the impact they will have on us. However, it is possible that partnerships in which we invest may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit as a result of these law changes.

Risks Related to our Debt Financings

We face risks related to current debt maturities, including refinancing risk.

Certain of our mortgages, bank loans and unsecured debt (including our senior notes) will have significant outstanding balances on their maturity dates, commonly known as “balloon payments.” We may not have the cash resources available to repay those amounts, and we may have to raise funds for such repayment either through the issuance of equity or debt securities, additional bank borrowings (which may include extension of maturity dates), joint ventures or asset sales. Furthermore, we are restricted from incurring certain additional indebtedness and making certain other changes to our capital and debt structure under the terms of the senior notes and the indenture governing the senior notes.

There can be no assurance that we will be able to refinance our debt on favorable terms or at all. To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to pay dividends to our shareholders.

As a result of our interest rate hedges, swap agreements and other, similar arrangements, we face counterparty risks.

We may be exposed to the potential risk of counterparty default or non-payment with respect to interest rate hedges, swap agreements, floors, caps and other interest rate hedging contracts that we may enter into from time to time, in which event we could suffer a material loss on the value of those agreements. Although these agreements may lessen the impact of rising interest rates on us, they also expose us to the risk that other parties to the agreements will not perform or that we cannot enforce the agreements. There is no assurance that our potential counterparties on these agreements will perform their obligations under such agreements.

Financing our future growth plan or refinancing existing debt maturities could be impacted by negative capital market conditions.

From time to time, domestic financial markets experience volatility and uncertainty. At times in recent years liquidity has tightened in the domestic financial markets, including the investment grade debt and equity capital markets from which we historically sought financing. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms; there can be no assurance that we will be able to continue to issue common or preferred equity securities at a reasonable price. Our ability to finance new acquisitions and refinance future debt maturities could be adversely impacted by our inability to secure permanent financing on reasonable terms, if at all.

The terms and covenants relating to our indebtedness could adversely impact our economic performance.

Like other real estate companies that incur debt, we are subject to risks associated with debt financing, such as the insufficiency of cash flow to meet required debt service payment obligations and the inability to refinance outstanding indebtedness at maturity. If our debt cannot be paid, refinanced or extended at maturity, we may not be able to make distributions to shareholders at expected levels or at all and may not be able to acquire new stores. Failure to make distributions to our shareholders could result in our failure to qualify as a REIT for federal income tax purposes. Furthermore, an increase in our interest expense could adversely affect our cash flow and ability to make distributions to shareholders. If we do not meet our debt service obligations, any stores securing such indebtedness could be foreclosed on, which would have a material adverse effect on our cash flow and ability to make distributions and, depending on the number of stores foreclosed on, could threaten our continued viability.

Our Credit Facility (defined below) contains (and any new or amended facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, require us to comply with certain liquidity and other tests. Our ability to borrow under the Credit Facility is (and any new or amended facility we may enter into from time to time will be) subject to compliance with such financial and other covenants. In the event that we fail to satisfy these covenants, we would be in default under the Credit Facility and may be required to repay such debt with capital from other sources. Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms. Moreover, the presence of such covenants in our credit agreements could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for shareholders. Similarly, the indenture under which we have issued unsecured senior notes contains customary financial covenants, including limitations on incurrence of additional indebtedness.

Increases in interest rates on variable-rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to make distributions to shareholders. Rising interest rates could also restrict our ability to refinance existing debt when it matures. In addition, an increase in interest rates could decrease the amounts that third parties are willing to pay for our assets, thereby limiting our ability to alter our portfolio promptly in relation to economic or other conditions.

Our organizational documents contain no limitation on the amount of debt we may incur. As a result, we may become highly leveraged in the future.

Our organizational documents do not limit the amount of indebtedness that we may incur. We could alter the balance between our total outstanding indebtedness and the value of our assets at any time. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated distributions and/or the distributions required to maintain our REIT status, and could harm our financial condition.

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect our financial results.

As of December 31, 2020, we did not have any outstanding debt that was indexed to the London Interbank Offered Rate (“LIBOR”) other than borrowings under our Revolver. On July 27, 2017, the Financial Conduct Authority (“FCA”), which regulates LIBOR, announced its intention to phase out LIBOR rates by the end of 2021. On November 30, 2020, the ICE Benchmark Administration Limited (“IBA”) announced that it is considering an 18-month extension (to June 30, 2023) on certain U.S. dollar LIBOR rates, including the rate that our Revolver is indexed to. It is not possible to predict the further effect of these announcements, any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Such developments may cause LIBOR to perform differently than in the past, or cease to exist. In addition, any other legal or regulatory changes made by the FCA, the IBA, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. dollar LIBOR rate becomes unavailable, the interest rates on our debt which is indexed to LIBOR will be determined using alternative methods, which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the unavailability of U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows.

Risks Related to our Organization and Structure

We are dependent upon our senior management team whose continued service is not guaranteed.

Our executive team, including our named executive officers, has extensive self-storage, real estate and public company experience. Our Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Chief Operating Officer are parties to the Company’s executive severance plan, however, we cannot provide assurance that any of them will remain in our employment. The loss of services of one or more members of our senior management team could adversely affect our operations and our future growth.

We are dependent upon our on-site personnel to maximize customer satisfaction; any difficulties we encounter in hiring, training and retaining skilled field personnel may adversely affect our rental revenues.

As of December 31, 2020, we had 2,654 property-level personnel involved in the management and operation of our stores. The customer service, marketing skills and knowledge of local market demand and competitive dynamics of our store managers are contributing factors to our ability to maximize our rental income and to achieve the highest sustainable rent levels at each of our stores. We compete with various other companies in attracting and retaining qualified and skilled personnel. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be adversely affected.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of those shares, including:

●	“business combination moratorium/fair price” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes stringent fair price and super-majority shareholder voting requirements on these combinations; and

●	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing Trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares” from a party other than the issuer) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two thirds of all the votes entitled to be cast on the matter, excluding all interested shares, and are subject to redemption in certain circumstances.

We have opted out of these provisions of Maryland law. However, our Board may opt to make these provisions applicable to us at any time without shareholder approval.

Our Trustees also have the discretion, granted in our bylaws and Maryland law, without shareholder approval to, among other things (1) create a staggered Board, (2) amend our bylaws or repeal individual bylaws in a manner that provides the Board with greater authority, and (3) issue additional equity securities. Any such action could inhibit or impede a third party from making a proposal to acquire us at a price that could be beneficial to our shareholders.

Our shareholders have limited control to prevent us from making any changes to our investment and financing policies.

Our Board has adopted policies with respect to certain activities. These policies may be amended or revised from time to time at the discretion of our Board without a vote of our shareholders. This means that our shareholders have limited control over changes in our policies. Such changes in our policies intended to improve, expand or diversify our business may not have the anticipated effects and consequently may adversely affect our business and prospects, results of operations and share price.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Maryland law provides that a trustee or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our declaration of trust and bylaws require us to indemnify our Trustees and officers for actions taken by them in those capacities on our behalf, to the extent permitted by Maryland law. Accordingly, in the event that actions taken in good faith by any Trustee or officer impede our performance, our shareholders’ ability to recover damages from that Trustee or officer will be limited.

Our declaration of trust permits our Board to issue preferred shares with terms that may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Our declaration of trust permits our Board to issue up to 40,000,000 preferred shares, having those preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption as determined by our Board. In addition, our Board may reclassify any unissued common shares into one or more classes or series of preferred shares. Thus, our Board could authorize, without shareholder approval, the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares. We currently do not expect that the Board would require shareholder approval prior to such a preferred issuance. In addition, any preferred shares that we issue would rank senior to our common shares with respect to the payment of distributions, in which case we could not pay any distributions on our common shares until full distributions have been paid with respect to such preferred shares.

Risks Related to our Securities

Additional issuances of equity securities may be dilutive to shareholders.

The interests of our shareholders could be diluted if we issue additional equity securities to finance future acquisitions or developments or to repay indebtedness. Our Board may authorize the issuance of additional equity securities, including preferred shares, without shareholder approval. Our ability to execute our business strategy depends upon our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including common and preferred equity.

Many factors could have an adverse effect on the market value of our securities.

A number of factors might adversely affect the price of our securities, many of which are beyond our control. These factors include:

●	increases in market interest rates, relative to the dividend yield on our shares. If market interest rates go up, prospective purchasers of our securities may require a higher yield. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our equity securities to go down;

●	anticipated benefit of an investment in our securities as compared to investment in securities of companies in other industries (including benefits associated with tax treatment of dividends and distributions);

●	perception by market professionals of REITs generally and REITs comparable to us in particular;

●	level of institutional investor interest in our securities;

●	relatively low trading volumes in securities of REITs;

●	our results of operations and financial condition;

●	investor confidence in the stock market generally; and

●	additions and departures of key personnel.

The market value of our equity securities is based primarily upon the market’s perception of our growth potential and our current and potential future earnings and cash distributions. Consequently, our equity securities may trade at prices that are higher or lower than our net asset value per equity security. If our future earnings or cash distributions are less than expected, it is likely that the market price of our equity securities will diminish.

The market price of our common shares has been, and may continue to be, particularly volatile, and our shareholders may be unable to resell their shares at a profit.

The market price of our common shares has been subject to fluctuation and may continue to fluctuate or decline. Between January 1, 2018 and December 31, 2020, the closing price per share of our common shares has ranged from a high of $36.31 (on September 4, 2019) to a low of $20.85 (on March 23, 2020). In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our share price is volatile, we may become the target of securities litigation, which could result in substantial costs and divert our management’s attention and resources from our business.

General Risk Factors

Many states and local jurisdictions are facing severe budgetary problems which may have an adverse impact on our business and financial results.

Many states and jurisdictions are facing severe budgetary problems. Action that may be taken in response to these problems, such as increases in property taxes on commercial properties, changes to sales taxes or other governmental efforts, including mandating medical insurance, paid time off and severance payments for employees, could adversely impact our business and results of operations.

We may incur impairment charges.

We evaluate on a quarterly basis our real estate portfolio for indicators of impairment. Impairment charges reflect management’s judgment of the probability and severity of the decline in the value of real estate assets we own. These charges and provisions may be required in the future as a result of factors beyond our control, including, among other things, changes in the economic environment and market conditions affecting the value of real property assets or natural or man-made disasters. If we are required to take impairment charges, our results of operations will be adversely impacted.

Rising operating expenses could reduce our cash flow and funds available for future distributions.

Our stores and any other stores we acquire or develop in the future are, and will be, subject to operating risks common to real estate in general, any or all of which may negatively affect us. Our stores are subject to increases in operating expenses such as real estate, sales and other taxes, personnel costs including mandated minimum hourly wage rates and the cost of providing specific medical coverage and governmental mandated benefits to our employees, utilities, customer acquisition costs, insurance, administrative expenses and costs for repairs and maintenance. If operating expenses increase without a corresponding increase in revenues, our profitability could diminish and limit our ability to make distributions to our shareholders.

We cannot assure our ability to pay dividends in the future.

Historically, we have paid quarterly distributions to our shareholders, and we intend to continue to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to continue to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. We have not established a minimum dividends payment level, and all future distributions will be made at the discretion of our Board. Our ability to pay dividends will depend upon, among other factors:

●	the operational and financial performance of our stores;

●	capital expenditures with respect to existing and newly acquired stores;

●	general and administrative costs associated with our operation as a publicly-held REIT;

●	maintenance of our REIT status;

●	the amount of, and the interest rates on, our debt;

●	the absence of significant expenditures relating to environmental and other regulatory matters; and

●	other risk factors described in this Report.

Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

We may become subject to litigation or threatened litigation which may divert management’s time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business. Any such dispute could result in litigation between us and the other parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

There are other commercial parties, at both a local and national level, that may assert that our use of our brand names and other intellectual property conflict with their rights to use brand names, internet domains and other intellectual property that they consider to be similar to ours. Any such commercial dispute and related resolution would involve all of the risks described above, including, in particular, our agreement to restrict the use of our brand name or other intellectual property.

We also could be sued for personal injuries and/or property damage occurring on our properties. We maintain liability insurance with limits that we believe are adequate to provide for the defense and/or payment of any damages arising from such lawsuits. There can be no assurance that such coverage will cover all costs and expenses from such suits.

Legislative actions and changes may cause our general and administrative costs and compliance costs to increase.

In order to comply with laws adopted by federal, state or local government or regulatory bodies, we may be required to increase our expenditures and hire additional personnel and additional outside legal, accounting and advisory services, all of which may cause our general and administrative and compliance costs to increase. Significant workforce-related legislative changes could increase our expenses and adversely affect our operations. Examples of possible workforce-related legislative changes include changes to an employer's obligation to recognize collective bargaining units, the process by which collective bargaining agreements are negotiated or imposed, minimum wage requirements and health care and medical and family leave mandates. In addition, changes in the regulatory environment affecting health care reimbursements, and increased compliance costs related to enforcement of federal and state wage and hour statutes and common law related to overtime, among others, could cause our expenses to increase without an ability to pass through any increased expenses through higher prices.

Privacy concerns could result in regulatory changes that may harm our business.

Personal privacy has become a significant issue in the jurisdictions in which we operate. Many jurisdictions in which we operate, including California and New York, have imposed restrictions and requirements on the use of personal information by those collecting such information. The regulatory framework for privacy issues is rapidly evolving and future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our business. Failure to comply with such laws and regulations could result in consent orders or regulatory penalties and significant legal liability, including fines, which could damage our reputation and have an adverse effect on our results of operations or financial condition.

Terrorist attacks, active shooter incidents and other acts of violence or war may adversely impact our performance and may affect the markets on which our securities are traded.

Terrorist attacks at or against our stores, the United States or our interests, may negatively impact our operations and the value of our securities. Attacks, armed conflicts or active-shooter situations could negatively impact the demand for self-storage and increase the cost of insurance coverage for our stores, which could reduce our profitability and cash flow. Furthermore, any terrorist attacks, armed conflicts or active-shooter situations could result in increased volatility in or damage to the United States and worldwide financial markets and economy.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2020, we owned 543 self-storage properties that contain approximately 38.5 million rentable square feet and are located in 24 states and the District of Columbia. The following table sets forth summary information regarding our stores by state as of December 31, 2020.

			Total	% of Total
	Number of	Number of	Rentable	Rentable	Ending
State	Stores	Units	Square Feet	Square Feet	Occupancy

Florida	89	64,517	6,757,664	17.5%	93.3%
Texas	69	41,623	4,907,408	12.7%	92.4%
New York	57	81,333	4,510,761	11.7%	88.3%
California	43	29,486	3,125,150	8.1%	95.3%
Illinois	42	25,240	2,695,892	7.0%	93.8%
Arizona	31	18,208	1,945,585	5.0%	93.0%
New Jersey	27	19,852	1,896,315	4.9%	92.0%
Maryland	18	15,042	1,487,626	3.9%	92.7%
Georgia	20	12,432	1,454,877	3.8%	90.9%
Ohio	20	11,091	1,290,303	3.3%	92.7%
Connecticut	22	10,744	1,193,152	3.1%	94.5%
Massachusetts	19	11,967	1,172,310	3.0%	89.9%
Virginia	11	8,819	867,440	2.3%	90.8%
North Carolina	11	6,666	760,223	2.0%	91.9%
Tennessee	9	5,650	755,515	2.0%	91.0%
Nevada	9	5,703	724,282	1.9%	91.4%
Colorado	11	6,024	697,377	1.8%	94.3%
Pennsylvania	9	6,321	624,356	1.6%	90.8%
South Carolina	8	3,881	432,389	1.1%	92.4%
Washington D.C.	5	5,292	409,500	1.1%	92.9%
Rhode Island	4	2,021	245,545	0.6%	94.8%
Utah	4	2,319	239,198	0.6%	88.6%
New Mexico	3	1,692	182,261	0.5%	92.5%
Minnesota	1	1,037	101,028	0.3%	90.7%
Indiana	1	579	67,600	0.2%	90.9%
Total/Weighted average	543	397,539	38,543,757	100.0%	92.3%

We have grown by adding stores to our portfolio through acquisitions and development. The tables set forth below show the average occupancy, annual rent per occupied square foot and total revenues for our stores owned as of December 31, 2020, and for each of the previous three years, grouped by the year during which we first owned or operated the store.

Stores by Year Acquired - Average Occupancy

		Rentable	Average Occupancy
Year Acquired (1)	# of Stores	Square Feet	2020	2019	2018

2017 and earlier	480	33,720,992	92.9%	91.6%	90.9%
2018	11	992,334	78.4%	66.1%	56.7%
2019	31	2,023,024	83.1%	74.2%	—
2020	21	1,807,407	72.3%	—	—
All stores owned as of December 31, 2020	543	38,543,757	91.9%	90.4%	90.6%

Stores by Year Acquired - Annual Rent Per Occupied Square Foot (2)

		Rent per Square Foot
Year Acquired (1)	# of Stores	2020	2019	2018

2017 and earlier	480	$17.71	$17.81	$17.46
2018	11	22.57	22.69	24.76
2019	31	14.62	15.18	—
2020	21	30.89	—	—
All stores owned as of December 31, 2020	543	$18.22	$17.80	$17.58

Stores by Year Acquired - Total Revenues (dollars in thousands)

		Total Revenues
Year Acquired (1)	# of Stores	2020	2019	2018

2017 and earlier	480	$589,232	$581,157	$564,292
2018	11	18,609	15,730	4,137
2019	31	26,271	11,841	—
2020	21	4,337	—	—
All stores owned as of December 31, 2020	543	$638,449	$608,728	$568,429

(1)	Represents the year acquired for those stores we acquired from a third party or the year placed in service for those stores we developed.

(2)	Determined by dividing the aggregate rental revenue for each twelve-month period by the average of the month-end occupied square feet for the period. Rental revenue includes the impact of promotional discounts, which reduce rental income over the promotional period, of $15.3 million, $21.5 million and $19.9 million for the periods ended December 31, 2020, 2019 and 2018, respectively.

Unconsolidated Real Estate Ventures

As of December 31, 2020, we held common ownership interests ranging from 10% to 50% in four unconsolidated real estate ventures for an aggregate investment balance of $92.1 million. We formed interests in these real estate ventures with unaffiliated third parties to acquire, own and operate self-storage properties in select markets. As of December 31, 2020, these four unconsolidated real estate ventures owned 83 self-storage properties that contain an aggregate of approximately 5.8 million net rentable square feet. The self-storage properties owned by these four real estate ventures are managed by us and are located in Arizona (2), Connecticut (5), Florida (6), Georgia (10), Maryland (1), Massachusetts (6), Minnesota (1), North Carolina (1), Pennsylvania (1), Rhode Island (2), South Carolina (4), Texas (42) and Vermont (2).

On September 5, 2018, we invested $5.0 million in exchange for 100% of the Class A preferred units of Capital Storage Partners, LLC (“Capital Storage”), a newly formed venture that acquired 22 self-storage properties that contain an aggregate of approximately 1.7 million net rentable square feet. The stores owned by Capital Storage are located in Florida (4), Oklahoma (5) and Texas (13). The Class A preferred units earn an 11% cumulative dividend prior to any other distributions.

Each of these ventures has assets and liabilities that we do not consolidate in our financial statements.

We account for our investments in real estate ventures using the equity method when it is determined that we have the ability to exercise significant influence over the venture. See note 5 to the consolidated financial statements for further disclosure regarding the assets, liabilities and operating results of our unconsolidated real estate ventures which we account for using the equity method of accounting.

Capital Expenditures

We have a capital improvement program that includes office upgrades, adding climate control to select cubes, construction of parking areas and other store upgrades. For 2021, we anticipate spending approximately $10.5 million to $15.5 million associated with these capital expenditures. For 2021, we also anticipate spending approximately $11.0 million to $16.0 million on recurring capital expenditures and approximately $34.0 million to $49.0 million on the development of new self-storage properties.

ITEM 3.  LEGAL PROCEEDINGS

To our knowledge, no legal proceedings are pending against us, other than routine actions and administrative proceedings, and other actions not deemed material, and which, in the aggregate, are not expected to have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4.  MINING SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.  MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Repurchase of Parent Company Common Shares

The following table provides information about repurchases of the Parent Company’s common shares during the three months ended December 31, 2020:

	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

October 1 - October 31	390	$33.17	N/A	3,000,000
November 1 - November 30	154	$33.80	N/A	3,000,000
December 1 - December 31	78	$33.08	N/A	3,000,000
Total	622	$33.31	N/A	3,000,000

(1)	Represents common shares withheld by the Parent Company upon the vesting of restricted shares to cover employee tax obligations.

On September 27, 2007, the Parent Company announced that the Board of Trustees approved a share repurchase program for up to 3.0 million of the Parent Company’s outstanding common shares. Unless terminated earlier by resolution of the Board of Trustees, the program will expire when the number of authorized shares has been repurchased. The Parent Company has made no repurchases under this program to date.

Market Information for and Holders of Record of Common Shares

As of December 31, 2020, there were 148 registered record holders of the Parent Company’s common shares and 20 holders (other than the Parent Company) of the Operating Partnership’s common units. These amounts do not include common shares held by brokers and other institutions on behalf of shareholders. The Parent Company’s common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol CUBE. There is no established trading market for units of the Operating Partnership.

Since our initial quarter as a publicly-traded REIT, we have made regular quarterly distributions to our shareholders. Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as a capital gain or may constitute a tax-free return of capital. Annually, we provide each of the Parent Company’s common shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain or return of capital. The characterization of the Parent Company’s dividends for 2020 consisted of a 74.174% ordinary income distribution, a 2.138% capital gain distribution and a 23.688% return of capital distribution from earnings and profits.

We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. shareholder, but will reduce the shareholder’s basis in its shares (but not below zero) and therefore can result in the shareholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a shareholder’s basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

Recent Sales of Unregistered Equity Securities and Use of Proceeds

Recent Sales of Operating Partnership Unregistered Equity Securities

On October 21, 2020, the Operating Partnership entered into an agreement to acquire a portfolio of eight open and operating self-storage properties located in the outer boroughs of New York City for an aggregate purchase price of approximately $540.0 million, and agreed to fund a portion of the acquisition price in the form of common units, designated Class B Units at the time of issuance. In two separate tranches during December 2020, the Operating Partnership closed on the acquisition and funded approximately $175.1 million of the acquisition price through the issuance of 5,272,023 common units. Following a 13-month lock-up period, the holders may tender the common units for redemption by the Operating Partnership for a cash amount per common unit equal to the market value of an equivalent number of common shares of the Company. The Company has the right, but not the obligation, to assume and satisfy the redemption obligation of the Operating Partnership by issuing one common share in exchange for each common unit tendered for redemption. The common units were sold to accredited investors unaffiliated with the Company in private placement transactions exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) of such Act.

Share Performance Graph

The SEC requires us to present a chart comparing the cumulative total shareholder return, assuming reinvestment of dividends, on our common shares with the cumulative total shareholder return of (i) a broad equity index and (ii) a published industry or peer group index. The following chart compares the yearly cumulative total shareholder return for our common shares with the cumulative shareholder return of companies on (i) the S&P 500 Index, (ii) the Russell 2000 Index and (iii) the NAREIT All Equity REIT Index as provided by NAREIT for the period beginning December 31, 2015 and ending December 31, 2020.

Total Return Performance
250
200
150
100
50
Index Value
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
12/31/20
CubeSmart
S&P 500 Index
Russell 2000 Index
Nareit All Equity REIT Index

	For the year ended December 31,
Index	2015	2016	2017	2018	2019	2020
CubeSmart	100.00	90.16	101.62	105.06	119.87	133.82
S&P 500 Index	100.00	111.96	136.40	130.42	171.49	203.04
Russell 2000 Index	100.00	121.31	139.08	123.76	155.35	186.36
NAREIT All Equity REIT Index	100.00	108.63	118.05	113.28	145.75	138.28

ITEM 6.  SELECTED FINANCIAL DATA

Reserved.

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Report. Some of the statements we make in this section are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this Report entitled “Forward-Looking Statements”. Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this Report entitled “Risk Factors”.

Overview

We are an integrated self-storage real estate company, and as such we have in-house capabilities in the operation, design, development, leasing, management and acquisition of self-storage properties. The Parent Company’s operations are conducted solely through the Operating Partnership and its subsidiaries. The Parent Company has elected to be taxed as a REIT for U.S. federal income tax purposes. As of December 31, 2020 and December 31, 2019, we owned 543 self-storage properties totaling approximately 38.5 million rentable square feet and 523 self-storage properties totaling approximately 36.6 million rentable square feet, respectively. As of December 31, 2020, we owned stores in the District of Columbia and the following 24 states: Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah and Virginia. In addition, as of December 31, 2020, we managed 723 stores for third parties (including 105 stores containing an aggregate of approximately 7.5 million net rentable square feet as part of five separate unconsolidated real estate ventures), bringing the total number of stores we owned and/or managed to 1,266. As of December 31, 2020, we managed stores for third parties in the District of Columbia and the following 38 states: Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington and Wisconsin.

We derive revenues principally from rents received from customers who rent cubes at our self-storage properties under month-to-month leases. Therefore, our operating results depend materially on our ability to retain our existing customers and lease our available self-storage cubes to new customers while maintaining and, where possible, increasing our pricing levels. In addition, our operating results depend on the ability of our customers to make required rental payments to us. Our approach to the management and operation of our stores combines centralized marketing, revenue management and other operational support with local operations teams that provide market-level oversight and management. We believe this approach allows us to respond quickly and effectively to changes in local market conditions and maximize revenues by managing rental rates and occupancy levels.

We typically experience seasonal fluctuations in the occupancy levels of our stores, which are generally slightly higher during the summer months due to increased moving activity.

Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending and moving trends, as well as to increased bad debts due to recessionary pressures. Adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

We continue our focus on maximizing internal growth opportunities and selectively pursuing targeted acquisitions and developments of self-storage properties.

We have one reportable segment: we own, operate, develop, manage and acquire self-storage properties.

Our self-storage properties are located in major metropolitan and suburban areas and have numerous customers per store. No single customer represents a significant concentration of our revenues. Our stores in New York, Florida, Texas and California provided approximately 16%, 15%, 9%, and 8%, respectively, of total revenues for the year ended December 31, 2020.

Summary of Critical Accounting Policies and Estimates

Set forth below is a summary of the accounting policies and estimates that management believes are critical to the preparation of the consolidated financial statements included in this Report. Certain of the accounting policies used in the preparation of these consolidated financial statements are particularly important for an understanding of the financial position and results of operations presented in the historical consolidated financial statements included in this Report. A summary of significant accounting policies is also provided in the notes to our consolidated financial statements (see note 2 to the consolidated financial statements). These policies require the application of judgment and assumptions by management and, as a result, are subject to a degree of uncertainty. Due to this uncertainty, actual results could differ materially from estimates calculated and utilized by management.

Basis of Presentation

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”) and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Company considers the provisions of additional FASB guidance to determine whether a general partner, or the general partners as a group, control a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls and in which the limited partners do not have substantive participating rights, or the ability to dissolve the entity or remove the Company without cause.

Self-Storage Properties

The Company records self-storage properties at cost less accumulated depreciation. Depreciation on the buildings, improvements and equipment is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years. Expenditures for significant renovations or improvements that extend the useful life of assets are capitalized. Repairs and maintenance costs are expensed as incurred.

When stores are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities. The Company allocates a portion of the purchase price to an intangible asset attributable to the value of in-place leases. This intangible asset is generally amortized to expense over the expected remaining term of the respective leases. Substantially all of the leases in place at acquired stores are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date, no portion of the purchase price has been allocated to above- or below-market lease intangibles associated with storage leases assumed at acquisition. Above- or below- market lease intangibles associated with assumed ground leases in which the Company serves as lessee are recorded as an adjustment to the right-of-use asset and reflect the difference between the contractual amounts to be paid pursuant to each in-place ground lease and management’s estimate of fair market lease rates. These amounts are amortized over the term of the lease. To date, no intangible asset has been recorded for the value of customer relationships because the Company does not have any concentrations of significant customers and the average customer turnover is fairly frequent.

Long-lived assets classified as “held for use” are reviewed for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be an impairment. The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the store’s basis is recoverable. If a store’s basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. There were no impairment losses recognized in accordance with these procedures during the years ended December 31, 2020, 2019 and 2018.

The Company considers long-lived assets to be “held for sale” upon satisfaction of the following criteria: (a) management commits to a plan to sell a store (or group of stores), (b) the store is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such stores, (c) an active program to locate a buyer and other actions required to complete the plan to sell the store have been initiated, (d) the sale of the store is probable and transfer of the asset is expected to be completed within one year, (e) the store is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing. However, each potential transaction is evaluated based on its separate facts and circumstances. Stores classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell and are not depreciated. There were no stores classified as held for sale as of December 31, 2020.

Investments in Unconsolidated Real Estate Ventures

The Company accounts for its investments in unconsolidated real estate ventures under the equity method of accounting when it is determined that the Company has the ability to exercise significant influence over the venture. Under the equity method, investments in unconsolidated real estate ventures are recorded initially at cost, as investments in real estate entities, and subsequently adjusted for equity in earnings (losses) and cash contributions, less cash distributions and impairments. On a periodic basis, management also assesses whether there are any indicators that the carrying value of the Company’s investments in unconsolidated real estate entities may be other than temporarily impaired. An investment is impaired only if the fair value of the investment, as estimated by management, is less than the carrying value of the investment and the decline is other than temporary. To the extent impairment that is other than temporary has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment, as estimated by management. Fair value is determined through various valuation techniques, including but not limited to, discounted cash flow models, quoted market values and third-party appraisals. There were no impairment losses related to the Company’s investments in unconsolidated real estate ventures recognized during the years ended December 31, 2020, 2019 and 2018.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements affecting our business, see note 2 to the consolidated financial statements.

Results of Operations

The following discussion of our results of operations should be read in conjunction with the consolidated financial statements and the accompanying notes thereto. Historical results set forth in the consolidated statements of operations reflect only the existing stores for each period presented and should not be taken as indicative of future operations. We consider our same-store portfolio to consist of only those stores owned and operated on a stabilized basis at the beginning and at the end of the applicable years presented. We consider a store to be stabilized once it has achieved an occupancy rate that we believe, based on our assessment of market-specific data, is representative of similar self-storage assets in the applicable market for a full year measured as of the most recent January 1 and has not been significantly damaged by natural disaster or undergone significant renovation. We believe that same-store results are useful to investors in evaluating our performance because they provide information relating to changes in store-level operating performance without taking into account the effects of acquisitions, developments or dispositions. As of December 31, 2020, we owned 475 same-store properties and 68 non same-store properties. All of the non same-store properties were 2019 and 2020 acquisitions, dispositions, developed stores, stores with a significant portion of net rentable square footage taken out of service or stores that have not yet reached stabilization as defined above. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this Report.

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported. As of December 31, 2020, 2019 and 2018, we owned 543, 523 and 493 self-storage properties and related assets, respectively.

The following table summarizes the change in number of owned stores from January 1, 2018 through December 31, 2020:

	2020	2019	2018

Balance - January 1	523	493	484
Stores acquired	1	1	1
Balance - March 31	524	494	485
Stores acquired	2	21	1
Stores developed	1	2	—
Stores combined (1)	—	(1)	—
Balance - June 30	527	516	486
Stores acquired	—	2	3
Stores developed	—	1	1
Balance - September 30	527	519	490
Stores acquired	18	5	5
Stores combined (1)	(1)	—	—
Stores sold	(1)	(1)	(2)
Balance - December 31	543	523	493

(1)	On May 24, 2019 and November 10, 2020, we acquired stores located in Tempe, AZ and Merritt Island, FL for approximately $1.6 million and $3.9 million, respectively. In each case, the store acquired is located in near proximity to an existing wholly-owned store. Given their proximity to each other, each acquired store has been combined with the existing store in our store count, as well as for operational and reporting purposes.

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019 (dollars in thousands)

					Non Same-Store		Other/
	Same-Store Property Portfolio				Properties		Eliminations		Total Portfolio
				%								%
	2020	2019	Change	Change	2020	2019	2020	2019	2020	2019	Change	Change
REVENUES:
Rental income	$529,053	$522,477	$6,576	1.3%	$51,956	$29,927	$—	$—	$581,009	$552,404	$28,605	5.2%
Other property related income	52,234	54,470	(2,236)	(4.1)%	6,161	3,800	12,328	9,288	70,723	67,558	3,165	4.7%
Property management fee income	—	—	—	0.0%	—	—	27,445	23,953	27,445	23,953	3,492	14.6%
Total revenues	581,287	576,947	4,340	0.8%	58,117	33,727	39,773	33,241	679,177	643,915	35,262	5.5%

OPERATING EXPENSES:
Property operating expenses	173,585	169,540	4,045	2.4%	20,955	14,506	29,094	25,693	223,634	209,739	13,895	6.6%
NET OPERATING INCOME:	407,702	407,407	295	0.1%	37,162	19,221	10,679	7,548	455,543	434,176	21,367	4.9%

Store count	475	475			68	48			543	523
Total square footage	33,196	33,196			5,348	3,408			38,544	36,604
Period end occupancy (1)	93.4%	91.2%			85.3%	73.5%			92.3%	89.5%
Period average occupancy (2)	93.2%	92.2%
Realized annual rent per occupied sq. ft. (3)	$17.10	$17.07

Depreciation and amortization									156,573	163,547	(6,974)	(4.3)%
General and administrative									41,423	38,560	2,863	7.4%
Subtotal									197,996	202,107	(4,111)	(2.0)%

OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans									(75,890)	(72,525)	(3,365)	(4.6)%
Loan procurement amortization expense									(2,674)	(2,819)	145	5.1%
Loss on early extinguishment of debt									(18,020)	—	(18,020)	—%
Equity in earnings of real estate ventures									178	11,122	(10,944)	(98.4)%
Gains from sale of real estate, net									6,710	1,508	5,202	345.0%
Other									(240)	1,416	(1,656)	(116.9)%
Total other expense									(89,936)	(61,298)	(28,638)	(46.7)%
NET INCOME									167,611	170,771	(3,160)	(1.9)%
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership									(1,825)	(1,708)	(117)	(6.9)%
Noncontrolling interests in subsidiaries									(165)	54	(219)	(405.6)%
NET INCOME ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS									$165,621	$169,117	$(3,496)	(2.1)%

(1)	Represents occupancy as of December 31 of the respective year.
(2)	Represents the weighted average occupancy for the period.
(3)	Realized annual rent per occupied square foot is computed by dividing rental income by the weighted average occupied square feet for the period.

Revenues

Rental income increased from $552.4 million in 2019 to $581.0 million in 2020, an increase of $28.6 million, or 5.2%. The $6.6 million increase in same-store rental income was due primarily to a 1.0% increase in average occupancy for 2020 compared to 2019. The remaining increase was primarily attributable to $22.0 million of additional rental income from the stores acquired or opened in 2019 and 2020 included in our non same-store portfolio.

Other property related income increased from $67.6 million in 2019 to $70.7 million in 2020, an increase of $3.2 million, or 4.7%. The $2.2 million decrease in same-store other property related income was mainly attributable to a decrease in fee revenue due to the impact of COVID-19. This decrease was offset by a $2.4 million increase in other property related income derived from the stores acquired or opened in 2019 and 2020 included in our non same-store portfolio as well as a $3.0 million increase in other property related income at our managed stores due to an increase in stores under management (723 stores as of December 31, 2020 compared to 649 stores as of December 31, 2019).

Property management fee income increased from $24.0 million in 2019 to $27.4 million in 2020, an increase of $3.5 million, or 14.6%. This increase was attributable to an increase in management fees related to the third-party management business resulting from the increase in stores under management described above.

Operating Expenses

Property operating expenses increased from $209.7 million in 2019 to $223.6 million in 2020, an increase of $13.9 million, or 6.6%. The $4.0 million increase in property operating expenses on the same-store portfolio was primarily due to increases in property taxes and advertising costs of $2.1 million and $3.8 million, respectively, offset by decreases in personnel and maintenance costs of $1.6 million and $0.4 million, respectively. The remainder of the increase was attributable to $6.4 million of increased expenses associated with newly acquired or developed stores and $3.4 million of increased expenses associated with the growth in our third-party management program.

Depreciation and amortization decreased from $163.5 million in 2019 to $156.6 million in 2020, a decrease of $7.0 million, or 4.3%. This decrease is primarily attributable to fully depreciated and amortized assets associated with acquisitions in prior years.

General and administrative expenses increased from $38.6 million in 2019 to $41.4 million in 2020, an increase of $2.9 million or 7.4%. The change is primarily attributable to increased personnel expenses resulting from additional employee headcount to support our growth.

Other (expense) income

Interest expense increased from $72.5 million in 2019 to $75.9 million in 2020, an increase of $3.4 million, or 4.6%. The increase was attributable to a higher amount of outstanding debt during 2020 compared to 2019. The average outstanding debt balance increased $182.1 million to $2,036.5 million during 2020 as compared to $1,854.4 million during 2019 as the result of borrowings to fund a portion of our growth. The weighted average effective interest rate on our outstanding debt for 2020 and 2019 was 3.82% and 4.06%, respectively.

Loss on early extinguishment of debt was $18.0 million in 2020, which was related to the early redemption of $250.0 million of outstanding 4.800% senior notes due 2022 (the “2022 Notes”), with no comparable amount in 2019. See Liquidity and Capital Resources below.

Equity in earnings of real estate ventures decreased from $11.1 million in 2019 to $0.2 million in 2020. The change was mainly driven by a prior year gain attributable to HVP III, a real estate venture in which we previously owned a 10% interest. Our $10.7 million share of the gain was recorded in connection with HVP III’s sale of 50 properties during 2019.

Gains from sale of real estate, net were $6.7 million in 2020 compared to $1.5 million in 2019, an increase of $5.2 million. These gains are determined on a transactional basis and, accordingly, are not comparable across reporting periods.

The component of other (expense) income designated as other decreased from income of $1.4 million in 2019 to expense of $0.2 million in 2020, primarily due to fees earned in 2019 in connection with HVP III’s sale of 50 properties.

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

Refer to the section entitled “Results of Operations” within Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2019 for a comparison of the year ended December 31, 2019 to the year ended December 31, 2018.

Non-GAAP Financial Measures

NOI

We define net operating income, which we refer to as “NOI”, as total continuing revenues less continuing property operating expenses. NOI also can be calculated by adding back to net income (loss): interest expense on loans, loan procurement amortization expense, loan procurement amortization expense — early repayment of debt, acquisition related costs, equity in losses of real estate ventures, other expense, depreciation and amortization expense, general and administrative expense and deducting from net income (loss): gains from sale of real estate, net, other income, gains from remeasurement of investments in real estate ventures and interest income. NOI is not a measure of performance calculated in accordance with GAAP.

We use NOI as a measure of operating performance at each of our stores, and for all of our stores in the aggregate. NOI should not be considered as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities, or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe NOI is useful to investors in evaluating our operating performance because:

●	it is one of the primary measures used by our management and our store managers to evaluate the economic productivity of our stores, including our ability to lease our stores, increase pricing and occupancy and control our property operating expenses;

●	it is widely used in the real estate industry and the self-storage industry to measure the performance and value of real estate assets without regard to various items included in net income that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

●	it helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of our basis in our assets from our operating results.

There are material limitations to using a measure such as NOI, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income. We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income. NOI should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, operating income and net income.

FFO

Funds from operations (“FFO”) is a widely used performance measure for real estate companies and is provided here as a supplemental measure of operating performance. The April 2002 National Policy Bulletin of the National Association of Real Estate Investment Trusts, as amended and restated, defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate and related impairment charges, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a key performance indicator in evaluating the operations of our stores. Given the nature of our business as a real estate owner and operator, we consider FFO a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States. We believe that FFO is useful to management and investors as a starting point in measuring our operational performance because FFO excludes various items included in net income that do not relate to or are not indicative of our operating performance such as gains (or losses) from sales of real estate, gains from remeasurement of investments in real estate ventures, impairments of depreciable assets and depreciation, which can make periodic and peer analyses of operating performance more difficult. Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies.

FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance. FFO does not represent cash generated from operating activities determined in accordance with GAAP and is not a measure of liquidity or an indicator of our ability to make cash distributions. We believe that to further understand our performance, FFO should be compared with our reported net income and considered in addition to cash flows computed in accordance with GAAP, as presented in our consolidated financial statements.

FFO, as adjusted

FFO, as adjusted represents FFO as defined above, excluding the effects of acquisition related costs, gains or losses from early extinguishment of debt, and non-recurring items, which we believe are not indicative of the Company’s operating results. We present FFO, as adjusted because we believe it is a helpful measure in understanding our results of operations insofar as we believe that the items noted above that are included in FFO, but excluded from FFO, as adjusted are not indicative of our ongoing operating results. We also believe that the analyst community considers our FFO, as adjusted (or similar measures using different terminology) when evaluating us. Because other REITs or real estate companies may not compute FFO, as adjusted in the same manner as we do, and may use different terminology, our computation of FFO, as adjusted may not be comparable to FFO, as adjusted reported by other REITs or real estate companies.

The following table presents a reconciliation of net income to FFO and FFO, as adjusted, for the years ended December 31, 2020 and 2019:

	For the year ended December 31,
	2020	2019

Net income attributable to the Company’s common shareholders	$165,621	$169,117

Add (deduct):
Real estate depreciation and amortization:
Real property	152,897	160,485
Company’s share of unconsolidated real estate ventures	7,430	7,052
Gains from sale of real estate, net (1)	(6,710)	(12,175)
Noncontrolling interests in the Operating Partnership	1,825	1,708
FFO attributable to common shareholders and OP unitholders	$321,063	$326,187

Add:
Loss on early extinguishment of debt (2)	18,020	141
FFO, as adjusted, attributable to common shareholders and OP unitholders	$339,083	$326,328

Weighted average diluted shares outstanding	194,943	191,576
Weighted average diluted units outstanding	2,137	1,886
Weighted average diluted shares and units outstanding	197,080	193,462

(1)	The year ended December 31, 2019 includes $10.7 million of gains from sale of real estate, net that are included in the Company’s share of equity in earnings of real estate ventures.

(2)	For the year ended December 31, 2020, loss on early extinguishment of debt relates to a $17.6 million prepayment premium and a $0.4 million write-off of unamortized loan procurement costs associated with the Operating Partnership’s redemption, in full, of its 2022 Notes on October 30, 2020.

Cash Flows

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2020 and 2019 is as follows:

	For the year ended December 31,
Net cash provided by (used in):	2020	2019	Change

	(in thousands)

Operating activities	$351,033	$331,768	$19,265
Investing activities	$(511,441)	$(375,664)	$(135,777)
Financing activities	$108,196	$95,855	$12,341

Cash provided by operating activities for the years ended December 31, 2020 and 2019 was $351.0 million and $331.8 million, respectively, reflecting an increase of $19.3 million. Our increased cash flow from operating activities was primarily attributable to stores acquired and developed during 2019 and 2020, as well as increased management fees related to the third-party management business resulting from more stores under management (723 stores as of December 31, 2020 compared to 649 stores as of December 31, 2019).

Cash used in investing activities increased from $375.7 million for the year ended December 31, 2019 to $511.4 million for the year ended December 31, 2020, an increase of $135.8 million. The change was primarily driven by an increase in cash used for acquisitions of storage properties. Cash used during the year ended December 31, 2020 included the acquisition of 21 stores and land for an aggregate net purchase price of $415.9 million, net of $154.4 million of assumed debt and $175.1 million of OP units issued. Including the acquisition of the remaining interest in HVP III, a previously unconsolidated real estate venture, cash used during the year ended December 31, 2019 related to the acquisition of 29 stores for an aggregate net purchase price of $238.3 million, net of $3.6 million of OP units issued. Additionally, there was a $47.5 million decrease in development costs from the year ended December 31, 2019 compared to the year ended December 31, 2020 resulting from the payment of put liabilities associated with three previously consolidated development joint ventures during the 2019 period.

Cash provided by financing activities increased from $95.9 million for the year ended December 31, 2019 to $108.2 million for the year ended December 31, 2020, an increase of $12.3 million. During the years ended December 31, 2020 and 2019, we received net proceeds from unsecured senior notes of $445.8 million and $696.4 million, respectively, reflecting a decrease of $250.6 million that was primarily due to the timing and size of each offering. During the year ended December 31, 2020, we made principal payments on our 2022 Notes of $250.0 million with no comparable payments during 2019, and, additionally, there was a decrease of $75.6 million in proceeds received from the issuance of common shares during 2020 compared to 2019, due to fewer common shares sold under our at-the-market equity program in 2020 compared to 2019. During the year ended December 31, 2020, we also made principal payments on mortgage loans of $46.1 million compared to $11.7 million during the year ended December 31, 2019, reflecting an increase of $34.4 million that is primarily attributable to the repayment of three mortgage loans during 2020. These reductions in cash provided by financing activities were offset by a $200.0 million cash payment made to repay our unsecured term loan in January 2019 with no comparable payment in 2020. In addition, net borrowings on the revolving credit facility were $117.8 million during the year ended December 31, 2020 compared to net payments of $299.5 million during the year ended December 31, 2019.

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

Refer to the section entitled “Cash Flows” within Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2019 for a comparison of the year ended December 31, 2019 to the year ended December 31, 2018.

Liquidity and Capital Resources

Liquidity Overview

Our cash flow from operations has historically been one of our primary sources of liquidity used to fund debt service, distributions and capital expenditures. We derive substantially all of our revenue from customers who lease space at our stores and fees earned from managing stores. Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our customers. We believe that the properties in which we invest, self-storage properties, are less sensitive than other real estate product types to near-term economic downturns. However, prolonged economic downturns will adversely affect our cash flows from operations.

In order to qualify as a REIT for federal income tax purposes, the Parent Company is required to distribute at least 90% of REIT taxable income, excluding capital gains, to its shareholders on an annual basis or pay federal income tax. The nature of our business, coupled with the requirement that we distribute a substantial portion of our income on an annual basis, will cause us to have substantial liquidity needs over both the short and long term.

Our short-term liquidity needs consist primarily of funds necessary to pay operating expenses associated with our stores, refinancing of certain mortgage indebtedness, interest expense and scheduled principal payments on debt, expected distributions to limited partners and shareholders, capital expenditures and the development of new stores. These funding requirements will vary from year to year, in some cases significantly. In the 2021 fiscal year, we expect recurring capital expenditures to be approximately $11.0 million to $16.0 million, planned capital improvements and store upgrades to be approximately $10.5 million to $15.5 million and costs associated with the development of new stores to be approximately $34.0 million to $49.0 million. Our currently scheduled principal payments on debt are approximately $46.4 million in 2021.

Our most restrictive financial covenants limit the amount of additional leverage we can add; however, we believe cash flows from operations, access to equity financing, including through our at-the-market equity program and available borrowings under our Revolver provide adequate sources of liquidity to enable us to execute our current business plan and remain in compliance with our covenants.

Our liquidity needs beyond 2021 consist primarily of contractual obligations which include repayments of indebtedness at maturity, as well as potential discretionary expenditures such as (i) non-recurring capital expenditures; (ii) redevelopment of operating stores; (iii) acquisitions of additional stores; and (iv) development of new stores. We will have to satisfy the portion of our needs not covered by cash flow from operations through additional borrowings, including borrowings under our Revolver, sales of common or preferred shares of the Parent Company and common or preferred units of the Operating Partnership and/or cash generated through store dispositions and joint venture transactions.

We believe that, as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity. However, we cannot provide any assurance that this will be the case. Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. In addition, dislocation in the United States debt markets may significantly reduce the availability and increase the cost of long-term debt capital, including conventional mortgage financing and commercial mortgage-backed securities financing. There can be no assurance that such capital will be readily available in the future. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about us.

As of December 31, 2020, we had approximately $3.6 million in available cash and cash equivalents. In addition, we had approximately $631.6 million of availability for borrowings under the revolving portion of our Amended and Restated Credit Facility (defined below).

Unsecured Senior Notes

On October 6, 2020, we issued $450.0 million in aggregate principal amount of unsecured senior notes due February 15, 2031, which bear interest at a rate of 2.000% per annum (the “2031 Notes”). The 2031 Notes were priced at 99.074% of the principal amount to yield 2.100% at maturity. Net proceeds from the offering were used to repay, in full, $250.0 million of outstanding 4.800% senior notes due in July 2022. The remaining proceeds from the offering were used to repay all of the outstanding indebtedness under the revolving portion of our Credit Facility (defined below) and for working capital and other general corporate purposes.

Our unsecured senior notes are summarized as follows (collectively referred to as the “Senior Notes”):

	December 31,		Effective	Issuance	Maturity
Unsecured Senior Notes	2020	2019	Interest Rate	Date	Date

	(in thousands)
$250M 4.800% Guaranteed Notes due 2022 (1)	$—	$250,000	4.82%	Jun-12	Jul-22
$300M 4.375% Guaranteed Notes due 2023 (2)	300,000	300,000	4.33%	Various (2)	Dec-23
$300M 4.000% Guaranteed Notes due 2025 (3)	300,000	300,000	3.99%	Various (3)	Nov-25
$300M 3.125% Guaranteed Notes due 2026	300,000	300,000	3.18%	Aug-16	Sep-26
$350M 4.375% Guaranteed Notes due 2029	350,000	350,000	4.46%	Jan-19	Feb-29
$350M 3.000% Guaranteed Notes due 2030	350,000	350,000	3.04%	Oct-19	Feb-30
$450M 2.000% Guaranteed Notes due 2031	450,000	—	2.10%	Oct-20	Feb-31
Principal balance outstanding	2,050,000	1,850,000
Less: Discount on issuance of unsecured senior notes, net	(7,470)	(3,860)
Less: Loan procurement costs, net	(12,158)	(10,415)
Total unsecured senior notes, net	$2,030,372	$1,835,725

(1)	On October 30, 2020, the Operating Partnership redeemed, in full, the 2022 Notes, with proceeds from its $450.0 million of 2.000% senior notes due 2031 issued on October 6, 2020. In connection with the redemption of the 2022 Notes, the Operating Partnership recognized a loss on early debt extinguishment of $18.0 million, of which $17.6 million represents a prepayment premium and $0.4 represents the write-off of unamortized loan procurement costs.

(2)	On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.375% senior notes due 2023, which are part of the same series as the $250.0 million principal amount of the Operating Partnership’s 4.375% senior notes due December 15, 2023 issued on December 17, 2013. The $50.0 million and $250.0 million tranches were priced at 105.040% and 98.995%, respectively, of the principal amount to yield 3.495% and 4.501%, respectively, to maturity. The combined weighted average effective interest rate of the 2023 notes is 4.330%.

(3)	On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.000% senior notes due 2025, which are part of the same series as the $250.0 million principal amount of the Operating Partnership’s 4.000% senior notes due November 15, 2025 issued on October 26, 2015. The $50.0 million and $250.0 million tranches were priced at 101.343% and 99.735%, respectively, of the principal amount to yield 3.811% and 4.032%, respectively, to maturity. The combined weighted average effective interest rate of the 2025 notes is 3.994%.

The indenture under which the Senior Notes were issued restricts the ability of the Operating Partnership and its subsidiaries to incur debt unless the Operating Partnership and its consolidated subsidiaries comply with a leverage ratio not to exceed 60% and an interest coverage ratio of more than 1.5:1.0 after giving effect to the incurrence of the debt. The indenture also restricts the ability of the Operating Partnership and its subsidiaries to incur secured debt unless the Operating Partnership and its consolidated subsidiaries comply with a secured debt leverage ratio not to exceed 40% after giving effect to the incurrence of the debt. The indenture also contains other financial and customary covenants, including a covenant not to own unencumbered assets with a value less than 150% of the unsecured indebtedness of the Operating Partnership and its consolidated subsidiaries. As of and for the year ended December 31, 2020, the Operating Partnership was in compliance with all of the financial covenants under the Senior Notes.

Revolving Credit Facility and Unsecured Term Loans

On December 9, 2011, we entered into a credit agreement (the “Credit Facility”), which was subsequently amended on April 5, 2012, June 18, 2013 and April 22, 2015 to provide for, among other things, a $500.0 million unsecured revolving facility with a maturity date of April 22, 2020. On June 19, 2019, we amended and restated, in its entirety, the Credit Facility (the “Amended and Restated Credit Facility”) which, subsequent to the amendment and restatement, is comprised of a $750.0 million unsecured revolving credit facility (the “Revolver”) maturing on June 19, 2024. Under the Amended and Restated Credit Facility, pricing on the Revolver is dependent upon our unsecured debt credit ratings. At our current Baa2/BBB level, amounts drawn under the Revolver are priced at 1.10% over LIBOR, inclusive of a facility fee of 0.15%. We incurred costs of $3.9 million in 2019 in connection with amending and restating the Credit Facility and capitalized such costs as a component of Loan procurement costs, net of amortization on the consolidated balance sheets.

On January 31, 2019, we used a portion of the net proceeds from the issuance of $350.0 million of 4.375% Senior Notes due 2029 (the “2029 Notes”) to repay all of the outstanding indebtedness under the $200.0 million unsecured term loan portion of the Credit Facility.

As of December 31, 2020, borrowings under the Revolver had an effective weighted average interest rate of 1.24%. Additionally, as of December 31, 2020, $631.6 million was available for borrowing under the Revolver. The available balance under the Revolver is reduced by an outstanding letter of credit of $0.6 million.

Under the Amended and Restated Credit Facility, our ability to borrow under the Revolver is subject to ongoing compliance with certain financial covenants which include, among other things, (1) a maximum total indebtedness to total asset value of 60.0%, and (2) a minimum fixed charge coverage ratio of 1.5:1.0. As of and for the year ended December 31, 2020, the Operating Partnership was in compliance with all of its financial covenants.

On June 20, 2011, we entered into an unsecured term loan agreement (the “Term Loan Facility”), which was subsequently amended on June 18, 2013 and August 5, 2014, consisting of, among other things, a $100.0 million unsecured term loan that was scheduled to mature in January 2020. On June 19, 2019, we used an initial advance at closing of the Amended and Restated Credit Facility to repay all of the outstanding indebtedness under the unsecured term loan portion of the Term Loan Facility. Unamortized loan procurement costs of $0.1 million were written off in conjunction with the repayment

Issuance of Common Shares

We maintain an at-the-market equity program that enables us to offer and sell up to 60.0 million common shares through sales agents pursuant to equity distribution agreements (the “Equity Distribution Agreements”). Our sales activity under the program for the years ended December 31, 2020, 2019 and 2018 is summarized below:

	For the year ended December 31,
	2020	2019	2018

	(dollars and shares in thousands, except per share amounts)
Number of shares sold	3,627	5,899	4,291
Average sales price per share	$33.69	$33.64	$31.09
Net proceeds after deducting offering costs	$120,727	$196,304	$131,835

We used proceeds from sales of common shares under the program during the years ended December 31, 2020, 2019 and 2018 to fund acquisitions of storage properties and for general corporate purposes. As of December 31, 2020, 2019 and 2018, 10.9 million common shares, 4.6 million common shares and 10.5 million common shares, respectively, remained available for issuance under the Equity Distribution Agreements.

Other Material Changes in Financial Position

	December 31,
	2020	2019	Change
		(in thousands)
Selected Assets
Storage properties, net	$4,505,814	$3,774,485	$731,329
Other assets, net	170,753	101,443	69,310

Selected Liabilities
Unsecured senior notes, net	$2,030,372	$1,835,725	$194,647
Revolving credit facility	117,800	—	117,800
Mortgage loans and notes payable, net	216,504	96,040	120,464
Lease liabilities - finance leases	65,599	—	65,599

Noncontrolling interests in the Operating Partnership	$249,414	$62,088	$187,326

Storage properties, net increased $731.3 million from December 31, 2019 to December 31, 2020, primarily as a result of the acquisition of 21 storage properties, additions and improvements to storage properties, and development costs incurred during the year.

Other assets, net increased $69.3 million from December 31, 2019 to December 31, 2020, primarily due to the value assigned to the in-place leases at the 21 storage properties acquired during the year and the right-of-use asset associated with the assumption of a ground lease in connection with the acquisition of the Storage Deluxe Assets that was classified as an operating lease.

Unsecured senior notes, net increased $194.6 million from December 31, 2019 to December 31, 2020 as a result of the issuance of the 2031 Notes on October 6, 2020 offset by the redemption of the 2022 Notes on October 30, 2020.

Revolving credit facility increased $117.8 million from December 31, 2019 to December 31, 2020 primarily as a result of borrowings used to fund the acquisitions of 21 storage properties, additions and improvements to storage properties, and development costs incurred during the year.

Mortgage loans and notes payable, net increased $120.5 million from December 31, 2019 to December 31, 2020 primarily due to the assumption of six mortgage loans, one of which was repaid immediately upon assumption, in connection with the acquisition of a portfolio of eight stores located in the outer boroughs of New York City (the “Storage Deluxe Assets”).

Lease liabilities – finance leases increased $65.6 million from December 31, 2019 to December 31, 2020 due to the assumption of two ground leases in connection with the acquisition of the Storage Deluxe Assets.

Noncontrolling interests in the Operating Partnership increased $187.3 million from December 31, 2019 to December 31, 2020, primarily due to the issuance of OP Units in connection with the acquisition of the Storage Deluxe Assets and the acquisition of the noncontrolling interest in a joint venture that developed a store located in Brooklyn, NY.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings or other relationships with other unconsolidated entities (other than our co-investment partnerships) or other persons, also known as variable interest entities not previously discussed.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows and fair values relevant to financial instruments depend upon prevailing market interest rates.

Market Risk

Our investment policy relating to cash and cash equivalents is to preserve principal and liquidity while maximizing the return through investment of available funds.

Effect of Changes in Interest Rates on our Outstanding Debt

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to fluctuations in market interest rates for a portion of our borrowings through the use of derivative financial instruments such as interest rate swaps or caps to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable-rate debt. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. The range of changes chosen reflects our view of changes which are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market interest rates chosen.

As of December 31, 2020 our consolidated debt consisted of $2,252.8 million of outstanding mortgage loans and notes payable and unsecured senior notes that are subject to fixed rates. Additionally, as of December 31, 2020, there were $117.8 million of outstanding unsecured credit facility borrowings subject to floating rates. Changes in market interest rates have different impacts on the fixed- and variable-rate portions of our debt portfolio. A change in market interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but has no impact on interest incurred or cash flows. A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position.

If market interest rates on our variable-rate debt increase by 100 basis points, the increase in annual interest expense on our variable-rate debt would decrease future earnings and cash flows by approximately $1.2 million a year. If market interest rates on our variable-rate debt decrease by 100 basis points, the decrease in interest expense on our variable-rate debt would increase future earnings and cash flows by approximately $1.2 million a year.

If market interest rates increase by 100 basis points, the fair value of our outstanding fixed-rate mortgage debt and unsecured senior notes would decrease by approximately $143.0 million. If market interest rates decrease by 100 basis points, the fair value of our outstanding fixed-rate mortgage debt and unsecured senior notes would increase by approximately $161.8 million.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this Report.

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.  CONTROLS AND PROCEDURES

Controls and Procedures (Parent Company)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, the Parent Company carried out an evaluation, under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act).

Based on that evaluation, the Parent Company’s chief executive officer and chief financial officer have concluded that the Parent Company’s disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Parent Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Parent Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in the Parent Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management’s report on internal control over financial reporting of the Parent Company is set forth on page F-2 of this Report, and is incorporated herein by reference. The effectiveness of the Parent Company’s internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Controls and Procedures (Operating Partnership)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, the Operating Partnership carried out an evaluation, under the supervision and with the participation of its management, including the Operating Partnership’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Operating Partnership’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act).

Based on that evaluation, the Operating Partnership’s chief executive officer and chief financial officer have concluded that the Operating Partnership’s disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Operating Partnership in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Operating Partnership’s management, including the Operating Partnership’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in the Operating Partnership’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Operating Partnership’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management’s report on internal control over financial reporting of the Operating Partnership is set forth on page F-3 of this Report, and is incorporated herein by reference. The effectiveness of the Operating Partnership’s internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

ITEM 9B.  OTHER INFORMATION

Not applicable.

PART III

ITEM 10.  TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Ethics for all of our employees, officers and trustees, including our principal executive officer and principal financial officer, which is available on our website at www.cubesmart.com. We intend to disclose any amendment to, or a waiver from, a provision of our Code of Ethics on our website within four business days following the date of the amendment or waiver.

The remaining information required by this item regarding trustees, executive officers and corporate governance is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement for the Annual Shareholders Meeting to be held in 2021 (the “Proxy Statement”) under the captions “Proposal 1: Election of Trustees,” “Executive Officers,” “Meetings and Committees of the Board of Trustees,” and “Shareholder Proposals and Nominations for the 2021 Annual Meeting.” The information required by this item regarding compliance with Section 16(a) of the Exchange Act is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the caption “Delinquent Section 16(a) Reports.”

ITEM 11.  EXECUTIVE COMPENSATION

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the captions “Compensation Committee Report,” “Meetings and Committees of the Board of Trustees Compensation Committee Interlocks and Insider Participation,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Severance Plan and Potential Payments Upon Termination or Change in Control,” and “Trustee Compensation.”

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2020.

Number of securities remaining
	Number of securities to	Weighted average		available for future issuance under
	be issued upon exercise	exercise price of		equity compensation plans
	of outstanding options,	outstanding options,		(excluding securities
Plan Category	warrants and rights	warrants and rights		reflected in column(a))
	(a)	(b)		(c)
Equity compensation plans approved by shareholders	2,118,090	$26.37	(1)	3,233,009
Equity compensation plans not approved by shareholders	—	—		—
Total	2,118,090	$26.37		3,233,009

(1)	This number reflects the weighted average exercise price of outstanding options and has been calculated exclusive of outstanding restricted unit awards.

The information regarding security ownership of certain beneficial owners and management required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the caption “Security Ownership of Management” and “Security Ownership of Beneficial Owners.”

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the captions “Corporate Governance - Independence of Trustees,” “Policies and Procedures Regarding Review, Approval or Ratification of Transactions With Related Persons,” and “Transactions With Related Persons.”

ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the captions “Audit Committee Matters - Fees Paid to Our Independent Registered Public Accounting Firm” and “- Audit Committee Pre-Approval Policies and Procedures.”

PART IV

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

1. Financial Statements.

The response to this portion of Item 15 is submitted as a separate section of this report.

2. Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report.

3. Exhibits.

The list of exhibits filed with this Report is set forth in response to Item 15(b). The required exhibit index has been filed with the exhibits.

(b) Exhibits.  The following documents are filed as exhibits to this report:

3.1*	Articles of Amendment to the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on May 28, 2015.

3.2*	Articles of Restatement of the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on May 28, 2015.

3.3*

Articles Supplementary to Declaration of Trust of CubeSmart classifying and designating CubeSmart’s 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 3.3 to CubeSmart’s Form 8-A, filed on October 31, 2011.

3.4*	Articles of Amendment to the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on November 3, 2016.

3.5*	Certificate of Limited Partnership of U-Store-It, L.P., incorporated by reference to Exhibit 3.1 to CubeSmart, L.P.’s Registration Statement on Form 10, filed on July 15, 2011.

3.6*

Amendment No. 1 to Certificate of Limited Partnership of CubeSmart, L.P., dated September 14, 2011, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K, filed on September 16, 2011.

3.7*

Second Amended and Restated Agreement of Limited Partnership of U-Store-It, L.P. dated as of October 27, 2004, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2004.

3.8*

Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of September 14, 2011, incorporated by reference to Exhibit 3.4 to the Company’s Current Report on Form 8-K, filed on September 16, 2011.

3.9*

Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of November 2, 2011, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on November 2, 2011.

3.10*

Class C Unit Supplement No. 1 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dates as of April 12, 2017, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on April 18, 2017.

3.11*	Articles of Amendment to the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on June 2, 2017.

3.12*	Fourth Amended and Restated Bylaws of CubeSmart, effective August 5, 2020, incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2020.

4.1*	Form of Common Share Certificate, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-11, filed on October 20, 2004, File No. 333-117848.

4.2*

Form of Certificate for CubeSmart’s 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 4.1 to CubeSmart’s Form 8-A, filed on October 31, 2011.

4.3*

Indenture, dated as of September 16, 2011, among CubeSmart, L.P., CubeSmart and U.S. Bank National Association, incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3, filed on September 16, 2011.

4.4*

First Supplemental Indenture, dated as of June 26, 2012, among the Company, the Operating Partnership and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2012.

4.5*

Second Supplemental Indenture, dated as of December 17, 2013, among the Company, the Operating Partnership and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on December 17, 2013.

4.6*

Form of $250 million aggregate principal amount of 4.375% senior notes due December 15, 2023, incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on December 17, 2013.

4.7*	Form of CubeSmart Notation of Guarantee, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on December 17, 2013.

4.8*

Third Supplemental Indenture, dated as of October 26, 2015, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 26, 2015.

4.9*

Form of $250 million aggregate principal amount of 4.000% senior note due November 15, 2025, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on October 26, 2015.

4.10*

Fourth Supplemental Indenture, dated as of August 15, 2016, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 15, 2016.

4.11*

Form of $300 million aggregate principal amount of 3.125% senior notes due September 1, 2026, incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on August 15, 2016.

4.12*	Form of CubeSmart Notation of Guarantee, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on August 15, 2016.

4.13*

Form of $50 million aggregate principal amount of 4.375% senior notes due December 15, 2023, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on April 5, 2017.

4.14*

Form of $50 million aggregate principal amount of 4.000% senior notes due November 15, 2025, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on April 5, 2017.

4.15*

Fifth Supplemental Indenture, dated as of April 4, 2017, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on April 5, 2017.

4.16*

Form of $350 million aggregate principal amount of 4.375% senior notes due February 15, 2029, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on January 30, 2019.

4.17*

Sixth Supplemental Indenture, dated as of January 30, 2019, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on January 30, 2019.

4.18*

Form of $350 million aggregate principal amount of 3.000% senior notes due February 15, 2030, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 11, 2019.

4.19*	Form of CubeSmart Notation of Guarantee, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 11, 2019.

4.20*

Seventh Supplemental Indenture, dated of as October 11, 2019, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on October 11, 2019.

4.21*

Form of $450 million aggregate principal amount of 2.000% senior notes due February 15, 2031, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 6, 2020.

4.22*	Form of CubeSmart Guarantee, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 6, 2020.

4.23*

Eighth Supplemental Indenture, dated of as October 6, 2020, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on October 6, 2020.

4.24*

Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 10-K, filed on February 21, 2020.

10.1*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and David J. LaRue (substantially identical agreements have been entered into with Christopher P. Marr, Timothy M. Martin, Jeffrey P. Foster, Joel D. Keaton, Piero Bussani, Dorothy Dowling, John W. Fain, Marianne M. Keler, John F. Remondi, Jeffrey F. Rogatz and Deborah R. Salzberg), incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K, filed on November 2, 2004.

10.2*†

Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.83 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

10.3*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.4*†

Form of Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.5*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 25, 2008.

10.6*†

Form of Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on January 25, 2008.

10.7*†

U-Store-It Trust Trustees Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.78 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.8*†

U-Store-It Trust Executive Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.79 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.9*†	U-Store-It Trust Deferred Trustees Plan, effective as of May 31, 2005, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 6, 2005.

10.10*†

Form of Restricted Share Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.11*†

Form of Non-Qualified Share Option Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.12*†

Form of 2012 Performance-Vested Restricted Share Unit Award Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 31, 2012.

10.13*†

Form of Restricted Share Unit Award Agreement (2-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.47 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.14*†

Form of Performance-Vested Restricted Share Unit Award Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.15*	Waiver of Ownership Limitation, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 6, 2013.

10.16*†	Advisory Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed on November 8, 2013.

10.17*†

Form of Non-Qualified Share Option Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.58 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.18*†

Form of Non-Qualified Share Option Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.19*†

Form of Performance Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.20*†

Form of Performance Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.21*†

Form of Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.63 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.22*†

Form of Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.64 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.23*†

Form of Restricted Share Award Agreement (5-Year Vesting) under the CubeSmart 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.65 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.24*†	Amended and Restated CubeSmart 2007 Equity Incentive Plan, effective June 1, 2016, incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement, filed on April 14, 2016.

10.25*†	CubeSmart Executive Severance Plan, effective January 1, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 4, 2016.

10.26*†

Form of Non-Qualified Share Option Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.27*†

Form of Non-Qualified Share Option Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.28*†

Form of Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.29*†

Form of Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.30*†

Form of Restricted Share Award Agreement (5-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.31*†

Form of Restricted Share Unit Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.47 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.32*†

Form of Restricted Share Unit Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.33*†

Form of Performance-Vested Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.49 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.34*†

Form of Performance-Vested Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.50 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.35*†

Form of Performance-Vested Restricted Share Unit Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.36*†

Form of Performance-Vested Restricted Share Unit Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.52 to the Company’s Annual Report on Form 10-K, filed on February 17, 2017.

10.37*†

Form of Restricted Share Agreement under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 3, 2019.

10.38*†

Form of Non-Qualified Share Option Agreement under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on January 3, 2019.

10.39*†

Form of Performance-Vested Restricted Share Agreement under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed on January 3, 2019.

10.40*

Amended and Restated Credit Agreement, dated as of June 19, 2019, by and among CubeSmart, L.P., CubeSmart, the lenders referred to therein, and Wells Fargo Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 21, 2019.

10.41*

Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and Wells Fargo Securities, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on March 4, 2020.

10.42*

Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and BofA Securities, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 8-K, filed on March 4, 2020.

10.43*

Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and BMO Capital Markets Corp., incorporated by reference to Exhibit 1.3 to the Company’s Current Report on Form 8-K, filed on March 4, 2020.

10.44*

Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and Jefferies LLC, incorporated by reference to Exhibit 1.4 to the Company’s Current Report on Form 8-K, filed on March 4, 2020.

10.45*

Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and Barclays Capital Inc., incorporated by reference to Exhibit 1.5 to the Company’s Current Report on Form 8-K, filed on March 4, 2020.

21.1	List of Subsidiaries.

23.1	Consent of KPMG LLP relating to financial statements of CubeSmart.

23.2	Consent of KPMG LLP relating to financial statements of CubeSmart, L.P.

31.1	Certification of Chief Executive Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3	Certification of Chief Executive Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.4	Certification of Chief Financial Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart, L.P. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Material United States Federal Income Tax Considerations.

101

The following CubeSmart and CubeSmart, L.P. financial information for the year ended December 31, 2020, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements, detailed tagged and filed herewith.

104	Cover Page Interactive Data File – embedded within the Inline XBRL document (included as Exhibit 101).

*	Incorporated herein by reference as above indicated.

†	Denotes a management contract or compensatory plan, contract or arrangement.

ITEM 16.  FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUBESMART

By:	/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 26, 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Marianne M. Keler	Chair of the Board of Trustees	February 26, 2021
Marianne M. Keler

/s/ Christopher P. Marr	Chief Executive Officer and Trustee	February 26, 2021
Christopher P. Marr	(Principal Executive Officer)

/s/ Timothy M. Martin	Chief Financial Officer	February 26, 2021
Timothy M. Martin	(Principal Financial and Accounting Officer)

/s/ Piero Bussani	Trustee	February 26, 2021
Piero Bussani

/s/ Dorothy Dowling	Trustee	February 26, 2021
Dorothy Dowling

/s/ John W. Fain	Trustee	February 26, 2021
John W. Fain

/s/ John F. Remondi	Trustee	February 26, 2021
John F. Remondi

/s/ Jeffrey F. Rogatz	Trustee	February 26, 2021
Jeffrey F. Rogatz

/s/ Deborah Ratner Salzberg	Trustee	February 26, 2021
Deborah Ratner Salzberg

FINANCIAL STATEMENTS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON CUBESMART INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of CubeSmart (the “REIT”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the REIT’s management is required to assess the effectiveness of the REIT’s internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the REIT’s internal control over financial reporting is effective.

The REIT’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The REIT’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the REIT;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the REIT are being made only in accordance with the authorization of the REIT’s management and its Board of Trustees; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the REIT’s assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the REIT’s management, including the principal executive officer and principal financial officer, management conducted a review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2020, the REIT’s internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears herein.

February 26, 2021

MANAGEMENT’S REPORT ON CUBESMART, L.P. INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of CubeSmart, L.P. (the “Partnership”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the Partnership’s management is required to assess the effectiveness of the Partnership’s internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the Partnership’s internal control over financial reporting is effective.

The Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Partnership’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the Partnership;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the Partnership are being made only in accordance with the authorization of the Partnership’s management and its Board of Trustees; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership’s assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the Partnership’s management, including the principal executive officer and principal financial officer, management conducted a review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2020, the Partnership’s internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears herein.

February 26, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees
CubeSmart:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CubeSmart and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of storage properties for impairment

As discussed in notes 2 and 3 to the consolidated financial statements, the Company had $4.5 billion of storage properties, net of accumulated depreciation as of December 31, 2020. The Company performs an impairment assessment whenever events or changes in circumstances indicate that there may be an impairment. This involves comparing the undiscounted future net operating cash flows plus a terminal value to the carrying amount of the storage property.

We identified the evaluation of storage properties for impairment as a critical audit matter. The Company uses revenue and expense growth rates, and terminal value capitalization rate assumptions in determining estimated future cash flows as part of its impairment assessment. Changes to these assumptions could have a significant impact on the determination of recoverability of the carrying amount of a storage property and involved subjective auditor judgement.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s storage property impairment process, including controls related to the use of the revenue and expense growth rates, and terminal value capitalization rate. We assessed the Company’s forecasted growth rates against the Company’s historical growth rates and published reports of industry data. We evaluated the Company’s expected terminal value capitalization rates by comparing them to published reports of industry data and historical transactions of the Company. We also identified the threshold rates at which the revenue and expense growth rates and terminal value capitalization rate assumptions would indicate the storage property may be impaired and analyzed those threshold rates against the published industry data and historical results.

/s/ KPMG LLP

We have served as the Company’s auditor since 2009.

Philadelphia, Pennsylvania

February 26, 2021

Report of Independent Registered Public Accounting Firm

To the Partners of CubeSmart, L.P. and the Board of Trustees of CubeSmart:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CubeSmart, L.P. and subsidiaries (the Partnership) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2021 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Partnership has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of storage properties for impairment

As discussed in notes 2 and 3 to the consolidated financial statements, the Partnership had $4.5 billion of storage properties, net of accumulated depreciation as of December 31, 2020. The Partnership performs an impairment assessment whenever events or changes in circumstances indicate that there may be an impairment. This involves comparing the undiscounted future net operating cash flows plus a terminal value to the carrying amount of the storage property.

We identified the evaluation of storage properties for impairment as a critical audit matter. The Partnership uses revenue and expense growth rates, and terminal value capitalization rate assumptions in determining estimated future cash flows as part of its impairment assessment. Changes to these assumptions could have a significant impact on the determination of recoverability of the carrying amount of a storage property and involved subjective auditor judgement.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Partnership’s storage property impairment process, including controls related to the use of the revenue and expense growth rates, and terminal value capitalization rate. We assessed the Partnership’s forecasted growth rates against the Partnership’s historical growth rates and published reports of industry data. We evaluated the Partnership’s expected terminal value capitalization rates by comparing them to published reports of industry data and historical transactions of the Partnership. We also identified the threshold rates at which the revenue and expense growth rates and terminal value capitalization rate assumptions would indicate the storage property may be impaired and analyzed those threshold rates against the published industry data and historical results.

/s/ KPMG LLP

We have served as the Partnership’s auditor since 2009.

Philadelphia, Pennsylvania

February 26, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees
CubeSmart:

Opinion on Internal Control Over Financial Reporting

We have audited CubeSmart and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 26, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on CubeSmart Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 26, 2021

Report of Independent Registered Public Accounting Firm

To the Partners of CubeSmart, L.P. and the Board of Trustees of CubeSmart:

Opinion on Internal Control Over Financial Reporting

We have audited CubeSmart, L.P. and subsidiaries’ (the Partnership) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 26, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on CubeSmart L.P. Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 26, 2021

CUBESMART AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2020	2019

ASSETS
Storage properties	$5,489,754	$4,699,844
Less: Accumulated depreciation	(983,940)	(925,359)
Storage properties, net (including VIE assets of $119,345 and $92,612, respectively)	4,505,814	3,774,485
Cash and cash equivalents	3,592	54,857
Restricted cash	2,637	3,584
Loan procurement costs, net of amortization	3,275	4,059
Investment in real estate ventures, at equity	92,071	91,117
Other assets, net	170,753	101,443
Total assets	$4,778,142	$4,029,545

LIABILITIES AND EQUITY
Unsecured senior notes, net	$2,030,372	$1,835,725
Revolving credit facility	117,800	—
Mortgage loans and notes payable, net	216,504	96,040
Lease liabilities - finance leases	65,599	—
Accounts payable, accrued expenses and other liabilities	159,140	137,880
Distributions payable	68,301	64,688
Deferred revenue	29,087	25,313
Security deposits	1,077	475
Total liabilities	2,687,880	2,160,121

Noncontrolling interests in the Operating Partnership	249,414	62,088

Commitments and contingencies

Equity
Common shares $.01 par value, 400,000,000 shares authorized, 197,405,989 and 193,557,024 shares issued and outstanding at December 31, 2020 and 2019, respectively	1,974	1,936
Additional paid-in capital	2,805,673	2,674,745
Accumulated other comprehensive loss	(632)	(729)
Accumulated deficit	(974,799)	(876,606)
Total CubeSmart shareholders’ equity	1,832,216	1,799,346
Noncontrolling interests in subsidiaries	8,632	7,990
Total equity	1,840,848	1,807,336
Total liabilities and equity	$4,778,142	$4,029,545

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the year ended December 31,
	2020	2019	2018

REVENUES
Rental income	$581,009	$552,404	$517,535
Other property related income	70,723	67,558	60,156
Property management fee income	27,445	23,953	20,253
Total revenues	679,177	643,915	597,944
OPERATING EXPENSES
Property operating expenses	223,634	209,739	196,866
Depreciation and amortization	156,573	163,547	143,350
General and administrative	41,423	38,560	37,712
Total operating expenses	421,630	411,846	377,928
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(75,890)	(72,525)	(62,132)
Loan procurement amortization expense	(2,674)	(2,819)	(2,313)
Loss on early extinguishment of debt	(18,020)	—	—
Equity in earnings (losses) of real estate ventures	178	11,122	(865)
Gains from sale of real estate, net	6,710	1,508	10,576
Other	(240)	1,416	206
Total other expense	(89,936)	(61,298)	(54,528)
NET INCOME	167,611	170,771	165,488
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership	(1,825)	(1,708)	(1,820)
Noncontrolling interest in subsidiaries	(165)	54	221
NET INCOME ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS	$165,621	$169,117	$163,889

Basic earnings per share attributable to common shareholders	$0.85	$0.89	$0.89
Diluted earnings per share attributable to common shareholders	$0.85	$0.88	$0.88

Weighted average basic shares outstanding	194,147	190,874	184,653
Weighted average diluted shares outstanding	194,943	191,576	185,495

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the year ended December 31,
	2020	2019	2018

NET INCOME	$167,611	$170,771	$165,488
Other comprehensive income (loss):
Unrealized gains (losses) on interest rate swaps	—	232	(979)
Reclassification of realized losses (gains) on interest rate swaps	81	70	(60)
OTHER COMPREHENSIVE INCOME (LOSS):	81	302	(1,039)
COMPREHENSIVE INCOME	167,692	171,073	164,449
Comprehensive income attributable to noncontrolling interests in the Operating Partnership	(1,809)	(1,710)	(1,814)
Comprehensive (income) loss attributable to noncontrolling interest in subsidiaries	(165)	54	221
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$165,718	$169,417	$162,856

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)

									Noncontrolling
									Interests
	Common		Additional	Accumulated Other		Total	Noncontrolling		in the
	Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Interests in	Total	Operating
	Number	Amount	Capital	Income (Loss)	Deficit	Equity	Subsidiaries	Equity	Partnership
Balance at December 31, 2017	182,216	$1,822	$2,356,620	$3	$(729,311)	$1,629,134	$6,236	$1,635,370	$54,320
Contributions from noncontrolling interest in subsidiaries							925	925
Distributions paid to noncontrolling interest in subsidiaries							(169)	(169)
Issuance of common shares, net	4,291	43	131,786			131,829		131,829
Issuance of restricted shares	86	1				1		1
Issuance of OP units									6,242
Conversion from units to shares	147	1	4,403			4,404		4,404	(4,404)
Exercise of stock options	405	4	3,831			3,835		3,835
Amortization of restricted shares			2,570			2,570		2,570
Share compensation expense			1,541			1,541		1,541
Adjustment for noncontrolling interests in the Operating Partnership					(299)	(299)		(299)	299
Net income (loss)					163,889	163,889	(221)	163,668	1,820
Other comprehensive (loss) income, net				(1,032)	405	(627)		(627)	(6)
Common share distributions ($1.22 per share)					(226,599)	(226,599)		(226,599)	(2,452)
Balance at December 31, 2018	187,145	$1,871	$2,500,751	$(1,029)	$(791,915)	$1,709,678	$6,771	$1,716,449	$55,819
Contributions from noncontrolling interest in subsidiaries							7,376	7,376
Distributions paid to noncontrolling interest in subsidiaries							(188)	(188)
Acquisition of noncontrolling interest in subsidiary			(34,690)			(34,690)	(5,915)	(40,605)
Issuance of common shares, net	5,899	60	196,244			196,304		196,304
Issuance of restricted shares	52
Issuance of OP units									3,576
Conversion from units to shares	80	1	2,485			2,486		2,486	(2,486)
Exercise of stock options	381	4	3,682			3,686		3,686
Amortization of restricted shares			4,487			4,487		4,487
Share compensation expense			1,786			1,786		1,786
Adjustment for noncontrolling interests in the Operating Partnership					(5,918)	(5,918)		(5,918)	5,918
Net income (loss)					169,117	169,117	(54)	169,063	1,708
Other comprehensive income, net				300		300		300	2
Common share distributions ($1.29 per share)					(247,890)	(247,890)		(247,890)	(2,449)
Balance at December 31, 2019	193,557	$1,936	$2,674,745	$(729)	$(876,606)	$1,799,346	$7,990	$1,807,336	$62,088
Contributions from noncontrolling interest in subsidiaries							682	682
Distributions paid to noncontrolling interest in subsidiaries							(205)	(205)
Issuance of common shares, net	3,627	37	120,690			120,727		120,727
Issuance of restricted shares	60
Issuance of OP units									186,933
Conversion from units to shares	100	1	2,823			2,824		2,824	(2,824)
Exercise of stock options	62		961			961		961
Amortization of restricted shares			4,502			4,502		4,502
Share compensation expense			1,952			1,952		1,952
Adjustment for noncontrolling interests in the Operating Partnership					(4,230)	(4,230)		(4,230)	4,230
Net income					165,621	165,621	165	165,786	1,825
Other comprehensive income (loss), net				97		97		97	(16)
Common share distributions ($1.33 per share)					(259,584)	(259,584)		(259,584)	(2,822)
Balance at December 31, 2020	197,406	$1,974	$2,805,673	$(632)	$(974,799)	$1,832,216	$8,632	$1,840,848	$249,414

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended December 31,
	2020	2019	2018
Operating Activities
Net income	$167,611	$170,771	$165,488
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	159,247	166,366	145,663
Loss on early extinguishment of debt	18,020	—	—
Equity in (earnings) losses of real estate ventures	(178)	(11,122)	865
Gains from sale of real estate, net	(6,710)	(1,508)	(10,576)
Equity compensation expense	7,140	6,694	5,572
Accretion of fair market value adjustment of debt	(259)	(718)	(735)
Changes in other operating accounts:
Other assets	(9,674)	(6,578)	(4,937)
Accounts payable and accrued expenses	13,922	6,042	2,653
Other liabilities	1,914	1,821	342
Net cash provided by operating activities	$351,033	$331,768	$304,335
Investing Activities
Acquisitions of storage properties	(417,988)	(117,998)	(214,510)
Additions and improvements to storage properties	(49,857)	(37,569)	(27,626)
Development costs	(55,286)	(102,826)	(86,002)
Cash paid for partner's interest in real estate venture, net of cash, cash equivalents and restricted cash acquired	—	(117,959)	—
Investment in real estate ventures	(7,022)	(10,264)	(19,216)
Cash distributed from real estate ventures	6,246	7,096	8,706
Proceeds from sale of real estate, net	12,466	3,856	16,389
Net cash used in investing activities	$(511,441)	$(375,664)	$(322,259)
Financing Activities
Proceeds from:
Unsecured senior notes	445,833	696,426	—
Revolving credit facility	429,085	859,313	679,535
Principal payments on:
Unsecured senior notes	(250,000)	—	—
Revolving credit facility	(311,285)	(1,158,776)	(565,710)
Unsecured term loans	—	(200,000)	—
Mortgage loans and notes payable	(46,093)	(11,652)	(9,816)
Loan procurement costs	(3,764)	(6,023)	—
Debt prepayment costs	(17,584)	—	—
Settlement of hedge transactions	—	(807)	—
Acquisition of noncontrolling interest in subsidiary, net	—	(35,777)	—
Proceeds from issuance of common shares, net	120,727	196,304	131,830
Cash paid upon vesting of restricted shares	(686)	(421)	(1,461)
Exercise of stock options	961	3,686	3,835
Contributions from noncontrolling interests in subsidiaries	—	48	925
Distributions paid to noncontrolling interests in subsidiaries	(205)	(188)	(169)
Distributions paid to common shareholders	(256,253)	(243,859)	(221,328)
Distributions paid to noncontrolling interests in Operating Partnership	(2,540)	(2,419)	(2,393)
Net cash provided by financing activities	$108,196	$95,855	$15,248
Change in cash, cash equivalents and restricted cash	(52,212)	51,959	(2,676)
Cash, cash equivalents and restricted cash at beginning of year	58,441	6,482	9,158
Cash, cash equivalents and restricted cash at end of year	$6,229	$58,441	$6,482
Supplemental Cash Flow and Noncash Information
Cash paid for interest, net of interest capitalized	$80,792	$69,283	$66,829
Supplemental disclosure of noncash activities:
Acquisitions of storage properties	$(2,623)	$—	$—
Proceeds held in escrow from real estate venture's sale of real estate (see note 4)	$—	$8,288	$—
Noncash consideration for acquisition of partner's interest in real estate venture (see note 4)	$—	$(8,288)	$—
Right-of-use assets obtained in exchange for lease liabilities	$61,423	$—	$—
Discount on issuance of unsecured senior notes	$4,167	$3,574	$—
Noncash drawdown on revolving credit facility	$—	$103,938	$—
Mortgage loan assumptions	$169,056	$—	$7,166
Repayment of unsecured term loan through noncash drawdown on revolving credit facility	$—	$(100,000)	$—
Accretion of put liability	$7,917	$5,895	$24,747
Derivative valuation adjustment	$81	$302	$(633)
Loan procurement costs	$—	$(3,770)	$—
Issuance of OP units (see note 4)	$186,933	$3,576	$6,242
Acquisition of noncontrolling interest in subsidiary	$—	$(4,828)	$—
Contributions from noncontrolling interests in subsidiaries	$682	$7,328	$—

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2020	2019

ASSETS
Storage properties	$5,489,754	$4,699,844
Less: Accumulated depreciation	(983,940)	(925,359)
Storage properties, net (including VIE assets of $119,345 and $92,612, respectively)	4,505,814	3,774,485
Cash and cash equivalents	3,592	54,857
Restricted cash	2,637	3,584
Loan procurement costs, net of amortization	3,275	4,059
Investment in real estate ventures, at equity	92,071	91,117
Other assets, net	170,753	101,443
Total assets	$4,778,142	$4,029,545

LIABILITIES AND CAPITAL
Unsecured senior notes, net	$2,030,372	$1,835,725
Revolving credit facility	117,800	—
Mortgage loans and notes payable, net	216,504	96,040
Lease liabilities - finance leases	65,599	—
Accounts payable, accrued expenses and other liabilities	159,140	137,880
Distributions payable	68,301	64,688
Deferred revenue	29,087	25,313
Security deposits	1,077	475
Total liabilities	2,687,880	2,160,121

Limited Partnership interests of third parties	249,414	62,088

Commitments and contingencies

Capital
Operating Partner	1,832,848	1,800,075
Accumulated other comprehensive loss	(632)	(729)
Total CubeSmart, L.P. capital	1,832,216	1,799,346
Noncontrolling interests in subsidiaries	8,632	7,990
Total capital	1,840,848	1,807,336
Total liabilities and capital	$4,778,142	$4,029,545

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per common unit data)

	For the year ended December 31,
	2020	2019	2018

REVENUES
Rental income	$581,009	$552,404	$517,535
Other property related income	70,723	67,558	60,156
Property management fee income	27,445	23,953	20,253
Total revenues	679,177	643,915	597,944
OPERATING EXPENSES
Property operating expenses	223,634	209,739	196,866
Depreciation and amortization	156,573	163,547	143,350
General and administrative	41,423	38,560	37,712
Total operating expenses	421,630	411,846	377,928
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(75,890)	(72,525)	(62,132)
Loan procurement amortization expense	(2,674)	(2,819)	(2,313)
Loss on early extinguishment of debt	(18,020)	—	—
Equity in earnings (losses) of real estate ventures	178	11,122	(865)
Gains from sale of real estate, net	6,710	1,508	10,576
Other	(240)	1,416	206
Total other expense	(89,936)	(61,298)	(54,528)
NET INCOME	167,611	170,771	165,488
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interest in subsidiaries	(165)	54	221
NET INCOME ATTRIBUTABLE TO CUBESMART L.P.	167,446	170,825	165,709
Operating Partnership interests of third parties	(1,825)	(1,708)	(1,820)
NET INCOME ATTRIBUTABLE TO COMMON UNITHOLDERS	$165,621	$169,117	$163,889

Basic earnings per unit attributable to common unitholders	$0.85	$0.89	$0.89
Diluted earnings per unit attributable to common unitholders	$0.85	$0.88	$0.88

Weighted average basic units outstanding	194,147	190,874	184,653
Weighted average diluted units outstanding	194,943	191,576	185,495

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the year ended December 31,
	2020	2019	2018

NET INCOME	$167,611	$170,771	$165,488
Other comprehensive income (loss):
Unrealized gains (losses) on interest rate swaps	—	232	(979)
Reclassification of realized losses (gains) on interest rate swaps	81	70	(60)
OTHER COMPREHENSIVE INCOME (LOSS):	81	302	(1,039)
COMPREHENSIVE INCOME	167,692	171,073	164,449
Comprehensive income attributable to Operating Partnership interests of third parties	(1,809)	(1,710)	(1,814)
Comprehensive (income) loss attributable to noncontrolling interest in subsidiaries	(165)	54	221
COMPREHENSIVE INCOME ATTRIBUTABLE TO OPERATING PARTNER	$165,718	$169,417	$162,856

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CAPITAL

(in thousands)

	Number of Common OP		Accumulated Other	Total	Noncontrolling		Operating Partnership
	Units	Operating	Comprehensive	CubeSmart L.P.	Interest in	Total	Interests
	Outstanding	Partner	Income (Loss)	Capital	Subsidiaries	Capital	of Third Parties
Balance at December 31, 2017	182,216	$1,629,131	$3	$1,629,134	$6,236	$1,635,370	$54,320
Contributions from noncontrolling interest in subsidiaries					925	925
Distributions paid to noncontrolling interest in subsidiaries					(169)	(169)
Issuance of common OP units, net	4,291	131,829		131,829		131,829
Issuance of restricted OP units	86	1		1		1
Issuance of OP units							6,242
Conversion from OP units to shares	147	4,404		4,404		4,404	(4,404)
Exercise of OP unit options	405	3,835		3,835		3,835
Amortization of restricted OP units		2,570		2,570		2,570
OP unit compensation expense		1,541		1,541		1,541
Adjustment for Operating Partnership interests of third parties		(299)		(299)		(299)	299
Net income (loss)		163,889		163,889	(221)	163,668	1,820
Other comprehensive income (loss), net		405	(1,032)	(627)		(627)	(6)
Common OP unit distributions ($1.22 per unit)		(226,599)		(226,599)		(226,599)	(2,452)
Balance at December 31, 2018	187,145	$1,710,707	$(1,029)	$1,709,678	$6,771	$1,716,449	$55,819
Contributions from noncontrolling interest in subsidiaries					7,376	7,376
Distributions paid to noncontrolling interest in subsidiaries					(188)	(188)
Acquisition of noncontrolling interest in subsidiary		(34,690)		(34,690)	(5,915)	(40,605)
Issuance of common OP units, net	5,899	196,304		196,304		196,304
Issuance of restricted OP units	52
Issuance of OP units							3,576
Conversion from OP units to shares	80	2,486		2,486		2,486	(2,486)
Exercise of OP unit options	381	3,686		3,686		3,686
Amortization of restricted OP units		4,487		4,487		4,487
OP unit compensation expense		1,786		1,786		1,786
Adjustment for Operating Partnership interests of third parties		(5,918)		(5,918)		(5,918)	5,918
Net income (loss)		169,117		169,117	(54)	169,063	1,708
Other comprehensive income, net			300	300		300	2
Common OP unit distributions ($1.29 per unit)		(247,890)		(247,890)		(247,890)	(2,449)
Balance at December 31, 2019	193,557	$1,800,075	$(729)	$1,799,346	$7,990	$1,807,336	$62,088
Contributions from noncontrolling interest in subsidiaries					682	682
Distributions paid to noncontrolling interest in subsidiaries					(205)	(205)
Issuance of common OP units, net	3,627	120,727		120,727		120,727
Issuance of restricted OP units	60
Issuance of OP units							186,933
Conversion from OP units to shares	100	2,824		2,824		2,824	(2,824)
Exercise of OP unit options	62	961		961		961
Amortization of restricted OP units		4,502		4,502		4,502
OP unit compensation expense		1,952		1,952		1,952
Adjustment for Operating Partnership interests of third parties		(4,230)		(4,230)		(4,230)	4,230
Net income		165,621		165,621	165	165,786	1,825
Other comprehensive income (loss), net			97	97		97	(16)
Common OP unit distributions ($1.33 per unit)		(259,584)		(259,584)		(259,584)	(2,822)
Balance at December 31, 2020	197,406	$1,832,848	$(632)	$1,832,216	$8,632	$1,840,848	$249,414

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended December 31,
	2020	2019	2018
Operating Activities
Net income	$167,611	$170,771	$165,488
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	159,247	166,366	145,663
Loss on early extinguishment of debt	18,020	—	—
Equity in (earnings) losses of real estate ventures	(178)	(11,122)	865
Gains from sale of real estate, net	(6,710)	(1,508)	(10,576)
Equity compensation expense	7,140	6,694	5,572
Accretion of fair market value adjustment of debt	(259)	(718)	(735)
Changes in other operating accounts:
Other assets	(9,674)	(6,578)	(4,937)
Accounts payable and accrued expenses	13,922	6,042	2,653
Other liabilities	1,914	1,821	342
Net cash provided by operating activities	$351,033	$331,768	$304,335
Investing Activities
Acquisitions of storage properties	(417,988)	(117,998)	(214,510)
Additions and improvements to storage properties	(49,857)	(37,569)	(27,626)
Development costs	(55,286)	(102,826)	(86,002)
Cash paid for partner's interest in real estate venture, net of cash, cash equivalents and restricted cash acquired	—	(117,959)	—
Investment in real estate ventures	(7,022)	(10,264)	(19,216)
Cash distributed from real estate ventures	6,246	7,096	8,706
Proceeds from sale of real estate, net	12,466	3,856	16,389
Net cash used in investing activities	$(511,441)	$(375,664)	$(322,259)
Financing Activities
Proceeds from:
Unsecured senior notes	445,833	696,426	—
Revolving credit facility	429,085	859,313	679,535
Principal payments on:
Unsecured senior notes	(250,000)	—	—
Revolving credit facility	(311,285)	(1,158,776)	(565,710)
Unsecured term loans	—	(200,000)	—
Mortgage loans and notes payable	(46,093)	(11,652)	(9,816)
Loan procurement costs	(3,764)	(6,023)	—
Debt prepayment costs	(17,584)	—	—
Settlement of hedge transactions	—	(807)	—
Acquisition of noncontrolling interest in subsidiary, net	—	(35,777)	—
Proceeds from issuance of common OP units	120,727	196,304	131,830
Cash paid upon vesting of restricted OP units	(686)	(421)	(1,461)
Exercise of OP unit options	961	3,686	3,835
Contributions from noncontrolling interests in subsidiaries	—	48	925
Distributions paid to noncontrolling interests in subsidiaries	(205)	(188)	(169)
Distributions paid to common OP unitholders	(258,793)	(246,278)	(223,721)
Net cash provided by financing activities	$108,196	$95,855	$15,248
Change in cash, cash equivalents and restricted cash	(52,212)	51,959	(2,676)
Cash, cash equivalents and restricted cash at beginning of year	58,441	6,482	9,158
Cash, cash equivalents and restricted cash at end of year	$6,229	$58,441	$6,482
Supplemental Cash Flow and Noncash Information
Cash paid for interest, net of interest capitalized	$80,792	$69,283	$66,829
Supplemental disclosure of noncash activities:
Acquisitions of storage properties	$(2,623)	$—	$—
Proceeds held in escrow from real estate venture's sale of real estate (see note 4)	$—	$8,288	$—
Noncash consideration for acquisition of partner's interest in real estate venture (see note 4)	$—	$(8,288)	$—
Right-of-use assets obtained in exchange for lease liabilities	$61,423	$—	$—
Discount on issuance of unsecured senior notes	$4,167	$3,574	$—
Noncash drawdown on revolving credit facility	$—	$103,938	$—
Mortgage loan assumptions	$169,056	$—	$7,166
Repayment of unsecured term loan through noncash drawdown on revolving credit facility	$—	$(100,000)	$—
Accretion of put liability	$7,917	$5,895	$24,747
Derivative valuation adjustment	$81	$302	$(633)
Loan procurement costs	$—	$(3,770)	$—
Issuance of OP units (see note 4)	$186,933	$3,576	$6,242
Acquisition of noncontrolling interest in subsidiary	$—	$(4,828)	$—
Contributions from noncontrolling interests in subsidiaries	$682	$7,328	$—

See accompanying notes to the consolidated financial statements.

CUBESMART AND CUBESMART L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS

CubeSmart (the “Parent Company”) operates as a self-managed and self-administered real estate investment trust (“REIT”) with its operations conducted solely through CubeSmart, L.P. and its subsidiaries. CubeSmart, L.P., a Delaware limited partnership (the “Operating Partnership”), operates through an umbrella partnership structure, with the Parent Company, a Maryland REIT, as its sole general partner. In the notes to the consolidated financial statements, we use the terms the “Company”, “we” or “our” to refer to the Parent Company and the Operating Partnership together, unless the context indicates otherwise. As of December 31, 2020, the Company owned self-storage properties located in the District of Columbia and 24 states throughout the United States which are presented under one reportable segment: the Company owns, operates, develops, manages and acquires self-storage properties.

As of December 31, 2020, the Parent Company owned approximately 96.4% of the partnership interests (“OP Units”) of the Operating Partnership. The remaining OP Units, consisting exclusively of limited partner interests, are held by persons who contributed their interests in properties to the Operating Partnership in exchange for OP Units. Under the partnership agreement, these persons have the right to tender their OP Units for redemption to the Operating Partnership at any time following a specified restricted period for cash equal to the fair value of an equivalent number of common shares of the Parent Company. In lieu of delivering cash, however, the Parent Company, as the Operating Partnership’s general partner, may, at its option, choose to acquire any OP Units so tendered by issuing common shares in exchange for the tendered OP Units. If the Parent Company so chooses, its common shares will be exchanged for OP Units on a one-for-one basis. This one-for-one exchange ratio is subject to adjustment to prevent dilution. With each such exchange or redemption, the Parent Company’s percentage ownership in the Operating Partnership will increase. In addition, whenever the Parent Company issues common or other classes of its shares, it contributes the net proceeds it receives from the issuance to the Operating Partnership and the Operating Partnership issues to the Parent Company an equal number of OP Units or other partnership interests having preferences and rights that mirror the preferences and rights of the shares issued. This structure is commonly referred to as an umbrella partnership REIT or “UPREIT”.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods consolidated. All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”) and if the Company is deemed to be the primary beneficiary in accordance with authoritative guidance issued on the consolidation of VIEs. To the extent that the Company (i) has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and (ii) has the obligation or rights to absorb the VIE's losses or receive its benefits, then the Company is considered the primary beneficiary. When an entity is not deemed to be a VIE, the Company considers the provisions of additional guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary, and (ii) entities that are non-VIEs which the Company controls and which the limited partners do not have the ability to dissolve or remove the Company without cause nor substantive participating rights.

The Operating Partnership meets the criteria as a VIE. The Parent Company’s sole significant asset is its investment in the Operating Partnership. As a result, substantially all of the Parent Company’s assets and liabilities represent those assets and liabilities of the Operating Partnership. All of the Parent Company’s debt is an obligation of the Operating Partnership.

Noncontrolling Interests

The Financial Accounting Standards Board (“FASB”) issued authoritative guidance regarding noncontrolling interests in consolidated financial statements which was effective on January 1, 2009.  The guidance states that noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Under the guidance, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company’s equity. On the consolidated statements of operations, revenues, expenses and net income or loss from controlled or consolidated entities that are less than wholly owned are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Presentation of consolidated equity activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders’ equity, noncontrolling interests and total equity.

However, per the FASB issued authoritative guidance on the classification and measurement of redeemable securities, securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity. This would result in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considered the FASB issued guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a Company’s own stock to evaluate whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract. The guidance also requires that noncontrolling interests are adjusted each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption fair value.

The consolidated results of the Company include results attributable to units of the Operating Partnership that are not owned by the Company. These interests were issued in the form of OP units and were a component of the consideration the Company paid to acquire certain self-storage properties. Limited partners who acquired OP units have the right to require the Operating Partnership to redeem part or all of their OP units for, at the Company’s option, an equivalent number of common shares of the Company or cash based upon the fair value of an equivalent number of common shares of the Company. However, the operating agreement contains certain circumstances that could result in a net cash settlement outside the control of the Company, as the Company does not have the ability to settle in unregistered shares. Accordingly, consistent with the guidance discussed above, the Company will continue to record these noncontrolling interests outside of permanent equity in the consolidated balance sheets. Net income or loss related to these noncontrolling interests is excluded from net income or loss in the consolidated statements of operations. The Company has adjusted the carrying value of its noncontrolling interests subject to redemption value to the extent applicable. Based on the Company’s evaluation of the redemption value of the redeemable noncontrolling interests, the Operating Partnership reflected these interests at their redemption value as of December 31, 2020, as the estimated redemption value exceeded their carrying value. The Operating Partnership recorded an increase to OP Units owned by third parties and a corresponding decrease to capital of $4.2 million as of December 31, 2020. Disclosure of such redemption provisions is provided in note 12.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Although management believes the assumptions and estimates made are reasonable and appropriate, as discussed in the applicable sections throughout these consolidated financial statements, different assumptions and estimates could materially impact the Company’s reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions, and changes in market conditions could impact the Company’s future operating results.

Self-Storage Properties

Self-storage properties are carried at historical cost less accumulated depreciation and impairment losses. The cost of self-storage properties reflects their purchase price or development cost. Acquisition costs are accounted for in accordance with Accounting Standard Update (“ASU”) No. 2017-01 - Business Combinations (Topic 805): Clarifying the Definition of a Business, which was adopted on January 1, 2018, and are generally capitalized. Costs incurred for the renovation of a store are capitalized to the Company’s investment in that store. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. The costs to develop self-storage properties are capitalized to construction in progress while the projects are under development.

Purchase Price Allocation

When stores are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. Allocations to land, building and improvements and equipment are recorded based upon their respective fair values as estimated by management. If appropriate, the Company allocates a portion of the purchase price to an intangible asset attributed to the value of in-place leases. This intangible is generally amortized to expense over the expected remaining term of the respective leases. Substantially all of the storage leases in place at acquired stores are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date, no portion of the purchase price has been allocated to above- or below-market lease intangibles associated with storage leases assumed at acquisition. Above- or below- market lease intangibles associated with assumed ground leases in which the Company serves as lessee are recorded as an adjustment to the right-of-use asset and reflect the difference between the contractual amounts to be paid pursuant to each in-place ground lease and management’s estimate of fair market lease rates. These amounts are amortized over the term of the lease. To date, no intangible asset has been recorded for the value of customer relationships, because the Company does not have any concentrations of significant customers and the average customer turnover is fairly frequent.

Depreciation and Amortization

The costs of self-storage properties and improvements are depreciated using the straight-line method based on useful lives ranging from five to 39 years. Right-of-use assets associated with finance leases are amortized from the lease commencement date to the earlier of the useful life of the right-to-use asset or the end of the lease term. Fully depreciated or amortized assets and the associated accumulated depreciation or amortization are written off. The Company wrote off fully depreciated or amortized real estate assets and in-place lease intangible assets of $83.4 million and $20.5 million, respectively, for the year ended December 31, 2020, and $81.7 million and $11.3 million, respectively, for the year ended December 31, 2019.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be an impairment. The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the store’s basis is recoverable. If a store’s basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. There were no impairment losses recognized during the years ended December 31, 2020, 2019 and 2018.

Long-Lived Assets Held for Sale

We consider long-lived assets to be “held for sale” upon satisfaction of the following criteria: (a) management commits to a plan to sell a store (or group of stores), (b) the store is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such stores, (c) an active program to locate a buyer and other actions required to complete the plan to sell the store have been initiated, (d) the sale of the store is probable and transfer of the asset is expected to be completed within one year, (e) the store is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer, and there are no contingencies related to the sale that may prevent the transaction from closing. However, each potential transaction is evaluated based on its separate facts and circumstances. Stores classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell and are not depreciated. There were no stores classified as held for sale as of December 31, 2020.

Cash and Cash Equivalents

Cash and cash equivalents are highly-liquid investments with original maturities of three months or less. The Company may maintain cash equivalents in financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash generally consists of cash deposits required for debt service, capital replacement and expense reserves in connection with the terms of our loan agreements.

Loan Procurement Costs

Loan procurement costs related to borrowings were $38.1 million and $31.5 million as of December 31, 2020 and 2019, respectively, and are reported net of accumulated amortization of $13.1 million and $12.9 million as of December 31, 2020 and 2019, respectively. In accordance with ASU No. 2015-03, Loan procurement costs, net are presented as a direct deduction from the carrying amount of the related debt liability. If there is not an associated debt liability recorded on the consolidated balance sheets, the costs are recorded as an asset net of accumulated amortization. Loan procurement costs associated with the Company’s revolving credit facility remain in Loan procurement costs, net of amortization on the Company’s consolidated balance sheets. The costs are amortized over the estimated life of the related debt using the effective interest method and are reported as Loan procurement amortization expense on the Company’s consolidated statements of operations.

Other Assets

Other assets are comprised of the following as of December 31, 2020 and 2019:

	December 31,
	2020	2019

	(in thousands)
Intangible assets, net of accumulated amortization of $2,123 and $10,170	$57,820	$10,283
Accounts receivable, net	5,829	6,386
Prepaid property taxes	6,334	4,706
Prepaid insurance	2,626	2,191
Amounts due from affiliates (see note 14)	13,130	10,450
Assets held in trust related to deferred compensation arrangements	17,207	13,280
Right-of-use assets - operating leases (see note 13)	55,302	41,698
Equity investment recorded at cost (1)	5,000	5,000
Other	7,505	7,449
Total other assets, net	$170,753	$101,443

(1)	On September 5, 2018, the Company invested $5.0 million in exchange for 100% of the Class A preferred units of Capital Storage Partners, LLC (“Capital Storage”), a newly formed venture that acquired 22 self-storage properties located in Florida (4), Oklahoma (5) and Texas (13). The Class A preferred units earn an 11% cumulative dividend prior to any other distributions. The Company’s investment in Capital Storage and the related dividends are included in Other assets, net on the Company’s consolidated balance sheets and in Other income on the Company’s consolidated statements of operations, respectively.

Environmental Costs

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional stores. Whenever the environmental assessment for one of the Company’s stores indicates that a store is impacted by soil or groundwater contamination from prior owners/operators or other sources, the Company will work with environmental consultants and where appropriate, state governmental agencies, to ensure that the store is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment or that the responsibility for cleanup rests with a third party.

Revenue Recognition

Management has determined that all of the Company’s leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month.

The Company recognizes gains from sale of real estate in accordance with the guidance on transfer of nonfinancial assets. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized when a valid contract exists, the collectability of the sales price is reasonably assured and the control of the property has transferred.

Advertising and Marketing Costs

The Company incurs advertising and marketing costs primarily attributable to internet marketing and other media advertisements. The Company incurred $16.9 million, $11.5 million and $10.3 million in advertising and marketing expenses for the years ended December 31, 2020, 2019 and 2018, respectively, which are included in Property operating expenses on the Company’s consolidated statements of operations.

Equity Offering Costs

Underwriting discounts and commissions, financial advisory fees and offering costs are reflected as a reduction to additional paid-in capital. For the years ended December 31, 2020, 2019 and 2018, the Company recognized $1.5 million, $2.1 million and $1.6 million, respectively, of equity offering costs related to the issuance of common shares.

Other Property Related Income

Other property related income consists of late fees, administrative charges, customer storage protection plan fees, sales of storage supplies and other ancillary revenues and is recognized in the period that it is earned.

Capitalized Interest

The Company capitalizes interest incurred that is directly associated with construction activities until the asset is placed into service. Interest is capitalized to the related asset(s) using the weighted average rate of the Company’s outstanding debt. For the years ended December 31, 2020, 2019 and 2018, the Company capitalized $2.7 million, $3.0 million and $4.4 million, respectively, of interest incurred that is directly associated with construction activities.

Derivative Financial Instruments

The Company carries all derivatives on the balance sheet at fair value. The Company determines the fair value of derivatives by observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. The Company’s use of derivative instruments has been limited to cash flow hedges of certain interest rate risks. The Company had no outstanding derivatives as of December 31, 2020 or 2019.

Income Taxes

The Company has elected to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code since the Company’s commencement of operations in 2004. In management’s opinion, the requirements to maintain these elections are being met. Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes. The net tax basis in the Company’s assets was approximately $4,384.1 million and $3,909.1 million as of December 31, 2020 and 2019.

Since the Company’s initial quarter as a publicly-traded REIT, it has made regular quarterly distributions to its shareholders. Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital. Annually, the Company provides each of its shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain or return of capital. The characterization of the Company’s dividends for 2020 consisted of a 74.174% ordinary income distribution, a 2.138% capital gain distribution and a 23.688% return of capital distribution from earnings and profits.

The Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits. The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Company’s ordinary income, (b) 95% of the Company’s net capital gains and (c) 100% of prior taxable income exceeds cash distributions and certain taxes paid by the Company. No excise tax was incurred in 2020, 2019 or 2018.

Taxable REIT subsidiaries are subject to federal and state income taxes. Our taxable REIT subsidiaries had a net deferred tax asset related to expenses which are deductible for tax purposes in future periods of $0.4 million and $0.7 million as of December 31, 2020 and 2019, respectively.

Earnings per Share and Unit

Basic earnings per share and unit are calculated based on the weighted average number of common shares and restricted shares outstanding during the period. Diluted earnings per share and unit is calculated by further adjusting for the dilutive impact of share options, unvested restricted shares and contingently issuable shares outstanding during the period using the treasury stock method. Potentially dilutive securities calculated under the treasury stock method were 796,000, 702,000 and 842,000 for the years ended December 31, 2020, 2019 and 2018, respectively.

Share-Based Payments

We apply the fair value method of accounting for contingently issued shares and share options issued under our incentive award plan. Accordingly, share compensation expense is recorded ratably over the vesting period relating to such contingently issued shares and options. The Company has recognized compensation expense on a straight-line method over the requisite service period, which is included in general and administrative expense on the Company’s consolidated statement of operations. The Company recognizes forfeitures on share-based payments as they occur.

Investments in Unconsolidated Real Estate Ventures

The Company accounts for its investments in unconsolidated real estate ventures under the equity method of accounting when it is determined that the Company has the ability to exercise significant influence over the venture. Under the equity method, investments in unconsolidated real estate ventures are recorded initially at cost, as investments in real estate ventures, and subsequently adjusted for equity in earnings (losses), cash contributions, less distributions and impairments. On a periodic basis, management assesses whether there are any indicators that the value of the Company’s investments in unconsolidated real estate ventures may be other than temporarily impaired. An investment is impaired only if the fair value of the investment, as estimated by management, is less than the carrying value of the investment and the decline is other than temporary. To the extent impairment that is other than temporary has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment, as estimated by management. The determination as to whether impairment exists requires significant management judgment about the fair value of the Company’s ownership interest. Fair value is determined through various valuation techniques, including but not limited to, discounted cash flow models, quoted market values and third-party appraisals. There were no impairment losses related to the Company’s investments in unconsolidated real estate ventures recognized during the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06 – Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in an Entity’s Own Equity (Subtopic 815-40). The new guidance eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of certain settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted earnings per share computation. The standard is effective on January 1, 2022, with early adoption permitted, but only as of the beginning of an entity’s annual fiscal year. The Company is currently assessing the impact of the adoption of the new standard on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13 – Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new guidance changes how entities measure credit losses for most financial assets. This standard requires an entity to estimate its lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. In November 2018, the FASB issued ASU No. 2018-19 – Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarifies that receivables arising from operating leases are within the scope of the leasing standard (ASU No. 2016-02), and not within the scope of ASU No. 2016-13. The standard became effective on January 1, 2020. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12 – Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The purpose of this updated guidance is to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. The standard became effective on January 1, 2020 and did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 - Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less are accounted for similar to previous guidance for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to previous guidance for sales-type leases, direct financing leases and operating leases. The Company adopted the standard on January 1, 2019, the date it became effective for public companies, using the modified retrospective approach whereby the cumulative effect of adoption was recognized on the adoption date and prior periods were not restated. There was no net cumulative effect adjustment to retained earnings as of January 1, 2019 as a result of this adoption. Upon adoption, the Company elected the package of practical expedients permitted within the standard, which among other things, allows for the carryforward of historical lease classification. The Company also elected the practical expedient provided to lessors in a subsequent amendment to the standard that removed the requirement to separate lease and nonlease components, provided certain conditions were met. Refer to note 13 for the impact of the adoption of ASU No. 2016-02 – Leases (Topic 842) on the Company’s consolidated financial statements.

Concentration of Credit Risk

The Company’s stores are located in major metropolitan and rural areas and have numerous customers per store. No single customer represents a significant concentration of our revenues. The stores in New York, Florida, Texas and California provided approximately 16%, 15%, 9% and 8%, respectively, of the Company’s total revenues for the year ended December 31, 2020. The stores in Florida, New York, Texas and California provided approximately 16%, 16%, 10% and 8%, respectively, of the Company’s total revenues for the year ended December 31, 2019. The stores in Florida, New York, Texas and California provided approximately 17%, 16%, 10% and 8%, respectively, of the Company’s total revenues for the year ended December 31, 2018.

3.  STORAGE PROPERTIES

The book value of the Company’s real estate assets is summarized as follows:

	December 31,
	2020	2019

	(in thousands)
Land	$1,093,503	$858,541
Buildings and improvements	4,122,995	3,619,594
Equipment	123,044	128,111
Construction in progress	108,316	93,598
Right-of-use assets - finance leases	41,896	—
Storage properties	5,489,754	4,699,844
Less: Accumulated depreciation	(983,940)	(925,359)
Storage properties, net	$4,505,814	$3,774,485

The following table summarizes the Company’s acquisition and disposition activity for the years ended December 31, 2020, 2019 and 2018:

			Number of	Purchase / Sale Price
Asset/Portfolio	Metropolitan Statistical Area	Transaction Date	Stores	(in thousands)

2020 Acquisitions:

Texas Asset	San Antonio, TX	February 2020	1	$9,025
Maryland Asset	Baltimore-Towson, MD	April 2020	1	17,200
New Jersey Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	April 2020	1	48,450
Florida Asset	Palm Bay-Melbourne-Titusville, FL	November 2020	1	3,900
Texas Asset	Austin-Round Rock, TX	November 2020	1	10,750
Texas Asset	Dallas-Fort Worth-Arlington, TX	November 2020	1	10,150
Nevada Asset	Las Vegas-Paradise, NV	December 2020	1	16,800
New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	1	6,750
Storage Deluxe Assets	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	8	540,000
Florida Assets	Orlando-Kissimmee, FL / Deltona-Daytona Beach-Ormond Beach, FL	December 2020	3	45,500
Florida Asset	Tampa-St. Petersburg-Clearwater, FL	December 2020	1	10,000
Virginia Asset	Washington-Arlington-Alexandria, DC-VA-MD-WV	December 2020	1	17,350
			21	$735,875

2020 Disposition:

New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	1	$12,750
			1	$12,750
2019 Acquisitions:

Maryland Asset	Baltimore-Towson, MD	March 2019	1	$22,000
Florida Assets	Cape Coral-Fort Myers, FL	April 2019	2	19,000
Arizona Asset	Phoenix-Mesa-Scottsdale, AZ	May 2019	1	1,550
HVP III Assets	Various (see note 4)	June 2019	18	128,250	(1)
Georgia Asset	Atlanta-Sandy Springs-Marietta, GA	August 2019	1	14,600
South Carolina Asset	Charleston-North Charleston, SC	August 2019	1	3,300
Texas Asset	Dallas-Fort Worth-Arlington, TX	October 2019	1	7,300
Florida Assets	Orlando-Kissimmee, FL	November 2019	3	32,100
California Asset	Los Angeles-Long Beach-Santa Ana, CA	December 2019	1	18,500
			29	$246,600

2019 Disposition:

Texas Asset	College Station-Bryan, TX	October 2019	1	$4,146
			1	$4,146

2018 Acquisitions:

Texas Asset	Austin-Round Rock, TX	January 2018	1	$12,200
Texas Asset	Houston-Sugar Land-Baytown, TX	May 2018	1	19,000
Metro DC Asset	Washington-Arlington-Alexandria, DC-VA-MD-WV	July 2018	1	34,200
Nevada Asset	Las Vegas-Paradise, NV	September 2018	1	14,350
North Carolina Asset	Charlotte-Gastonia-Concord, NC-SC	September 2018	1	11,000
California Asset	Los Angeles-Long Beach-Santa Ana, CA	October 2018	1	53,250
Texas Asset	Houston-Sugar Land-Baytown, TX	October 2018	1	23,150
California Asset	San Diego-Carlsbad-San Marcos, CA	November 2018	1	19,118
New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	November 2018	1	37,000
Illinois Asset	Chicago-Naperville-Joliet, IL-IN-WI	December 2018	1	4,250
			10	$227,518

2018 Dispositions:

Arizona Assets	Phoenix-Mesa-Scottsdale, AZ	November 2018	2	$17,502
			2	$17,502

(1)	Amount represents the purchase price for 90% of the ownership interest in 191 III CUBE LLC (“HVP III”), which at the time of the acquisition, owned 18 storage properties (see note 4).

4.  INVESTMENT ACTIVITY

2020 Acquisitions

The Company acquired a portfolio of eight stores located in the outer boroughs of New York City (the “Storage Deluxe Assets”), in two separate tranches during December 2020, for an aggregate purchase price of $540.0 million. In connection with the acquisition of the Storage Deluxe Assets, the Company assumed six mortgage loans with an aggregate outstanding principal amount of $154.4 million at the time of acquisition, one of which had an outstanding principal balance of $33.2 million and was repaid immediately. The assumed mortgage debt was recorded at a fair value of $169.2 million, which includes an aggregate net premium of $14.8 million to reflect the estimated fair value of the debt at the time of assumption. The remainder of the purchase price was funded with $210.5 million of cash and $175.1 million through the issuance of 5,272,023 OP Units (see note 12). In connection with the acquisition of the Storage Deluxe Assets, which was accounted for as an asset acquisition, the Company allocated the purchase price and acquisition related costs to the tangible and intangible assets acquired based on fair value. Intangible assets consisted of in-place leases, which aggregated to $48.6 million at the time of the acquisition and prior to amortization of such amounts. The estimated life of these in-place leases was 12 months. Additionally, as part of the transaction, the Company assumed three existing ground leases as lessee, two of which have been classified as finance leases and one of which has been classified as an operating lease (see note 13).

During the year ended December 31, 2020, the Company acquired 13 additional stores located in Florida (5), Maryland (1), Nevada (1), New Jersey (1), New York (1), Texas (3) and Virginia (1) for an aggregate purchase price of approximately $195.9 million. In connection with these transactions, which were accounted for as asset acquisitions, the Company allocated the purchase price and acquisition related costs to the tangible and intangible assets acquired based on fair value. Intangible assets consisted of in-place leases, which aggregated to $11.4 million at the time of the acquisitions and prior to amortization of such amounts. The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during 2020 was approximately $2.1 million.

Additionally, on July 20, 2020, the Company acquired land underlying a wholly-owned store located in the Bronx, New York for $9.5 million. The land was previously subject to a ground lease in which the Company served as lessee. As a result of the transaction, which was accounted for as an asset acquisition, the Company was released from its obligations under the ground lease, and the right-of-use asset and lease liability totaling $5.1 million and $5.0 million, respectively, were removed from the Company’s consolidated balance sheets.

2020 Disposition

On December 22, 2020, the Company sold a self-storage property located in New York for a sales price of $12.8 million. The Company recorded a $6.7 million gain in connection with the sale.

Development Activity

As of December 31, 2020, the Company had invested in joint ventures to develop six self-storage properties located in Massachusetts (1), New York (2), Pennsylvania (1) and Virginia (2). Construction for all projects is expected to be completed by the second quarter of 2022 (see note 12). As of December 31, 2020, development costs incurred to date for these projects totaled $94.0 million. Total construction costs for these projects are expected to be $150.1 million. These costs are capitalized to construction in progress while the projects are under development and are reflected in Storage properties on the Company’s consolidated balance sheets.

The Company has completed the construction and opened for operation the following stores since January 1, 2018. The costs associated with the construction of these stores are capitalized to land, building and improvements, as well as equipment and are reflected in Storage properties on the Company’s consolidated balance sheets.

			CubeSmart
	Number of		Ownership	Total
Store Location	Stores	Date Opened	Interest	Construction Costs
				(in thousands)

Brooklyn, NY (1)	1	Q2 2020	100%	$45,900
Waltham, MA (2)	1	Q3 2019	100%	18,000
Queens, NY (1)	1	Q2 2019	100%	47,500
Bayonne, NJ (1) (3)	1	Q2 2019	100%	25,100
Bronx, NY (1)	1	Q3 2018	100%	92,100
	5			$228,600

(1)	These stores were previously owned by four separate consolidated joint ventures, of which the Company held a 51% ownership interest in each. On February 15, 2019, the noncontrolling member in the venture that owned the Bronx, NY store put its 49% interest in the venture to the Company for $37.8 million. On June 25, 2019, the noncontrolling member in the venture that owned the Bayonne, NJ store put its 49% interest in the venture to the Company for $11.5 million. On September 17, 2019, the noncontrolling member in the venture that owned the Queens, NY store put its 49% interest in the venture to the Company for $15.2 million. On September 29, 2020, the noncontrolling member in the venture that owned the Brooklyn, NY store put its 49% interest in the venture to the Company for $10.0 million, of which $1.0 was paid in cash. The Company issued 276,497 OP Units that were valued at approximately $9.0 million as consideration for the remainder of the purchase price (see note 12). The cash payments related to these transactions are included in Development costs in the consolidated statements of flows.

(2)	On August 8, 2019, the Company, through a joint venture in which it owned a 90% interest and that it previously consolidated, completed the construction and opened for operation a store located in Waltham, MA. On September 6, 2019, the Company acquired the noncontrolling member’s 10% interest in the venture for $2.6 million. Prior to this transaction, the noncontrolling member’s interest was reported in Noncontrolling interests in subsidiaries on the consolidated balance sheets. Since the Company retained its controlling interest in the venture and the store is now wholly owned, this transaction was accounted for as an equity transaction. The carrying amount of the noncontrolling interest was reduced to zero to reflect the purchase and the $2.0 million difference between the purchase price paid by the Company and the carrying amount of the noncontrolling interest was recorded as an adjustment to equity attributable to the Company, with no gain or loss recorded. In conjunction with the Company’s acquisition of the noncontrolling interest, the $10.5 million related party loan extended by the Company to the venture during the construction period was repaid in full.

(3)	This store is subject to a ground lease.

During the fourth quarter of 2015 and the third quarter of 2017, the Company, through two separate joint ventures in which it owned a 90% interest in each and that were previously consolidated, completed the construction and opened for operation a store located in Queens, NY and a store located in New York, NY, respectively. On June 25, 2019, the Company acquired the noncontrolling member’s 10% interest in the venture that owned the New York, NY store for $18.5 million, and on June 28, 2019, the Company acquired the noncontrolling member’s 10% interest in the venture that owned the Queens, NY store, for $9.0 million. Prior to these transactions, the noncontrolling member’s interest in each venture was reported in Noncontrolling interests in subsidiaries on the consolidated balance sheets. Since the Company retained its controlling interest in each venture and the stores are now wholly owned, these transactions were accounted for as equity transactions. In each case, the carrying amount of the noncontrolling interest was reduced to zero to reflect the purchase and the difference between the purchase price paid by the Company and the carrying amount of the noncontrolling interest which aggregated to $22.6 million, was recorded as an adjustment to equity attributable to the Company, with no gain or loss recorded. The $12.4 million related party loan extended by the Company to the venture that owned the Queens, NY store was repaid in conjunction with the Company’s acquisition of the noncontrolling member’s ownership interest.

2019 Acquisitions

During the year ended December 31, 2019, the Company acquired 11 stores located in Arizona (1), California (1), Florida (5), Georgia (1), Maryland (1), South Carolina (1) and Texas (1) for an aggregate purchase price of approximately $118.3 million. In connection with these transactions, which were accounted for as asset acquisitions, the Company allocated the purchase price and acquisition related costs to the tangible and intangible assets acquired based on fair value. Intangible assets consisted of in-place leases, which aggregated to $6.2 million at the time of the acquisitions and prior to amortization of such amounts. The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during the years ended December 31, 2020 and 2019 was approximately $4.3 million and $1.9 million, respectively. In connection with one of the acquisitions, the Company paid $14.9 million of cash and issued OP Units that were valued at approximately $3.6 million as consideration for the purchase price (see note 12).

Additionally, on June 6, 2019, the Company acquired its partner’s 90% ownership interest in HVP III, an unconsolidated real estate venture in which the Company previously owned a 10% noncontrolling interest and that was accounted for under the equity method of accounting. As of the date of acquisition, HVP III owned 18 stores located in Georgia (1), Massachusetts (7), North Carolina (1), South Carolina (7) and Tennessee (2) (the “HVP III Assets”). The purchase price for the 90% ownership interest was $128.3 million, which was comprised of cash consideration of $120.0 million and $8.3 million of the Company’s escrowed proceeds from HVP III’s sale of 50 properties to an unaffiliated buyer on June 5, 2019 (see note 5). The HVP III Assets were recorded by the Company at $137.5 million, which consisted of the $128.3 million purchase price plus the Company’s $10.6 million carryover basis of its previously held equity interest in HVP III, offset by $1.4 million of acquired cash. As a result of the transaction, which was accounted for as an asset acquisition, the HVP III Assets became wholly-owned by the Company and are now consolidated within its financial statements. No gain or loss was recognized as a result of the transaction. In connection with the transaction, the Company allocated the value of the HVP III Assets and acquisition related costs to the tangible and intangible assets acquired based on fair value. Intangible assets consisted of in-place leases, which aggregated to $14.3 million at the time of the acquisition and prior to amortization of such amounts. The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during the years ended December 31, 2020 and 2019 was approximately $6.0 million and $8.3 million, respectively.

2019 Disposition

On October 7, 2019, the Company sold a self-storage property located in Texas for a sales price of $4.1 million. The Company recorded a $1.5 million gain in connection with the sale.

2018 Acquisitions

During the year ended December 31, 2018, the Company acquired ten stores located in California (2), Illinois (1), Nevada (1), New York (1), North Carolina (1), Texas (3) and the District of Columbia (1), including one store upon completion of construction and the issuance of a certificate of occupancy, for an aggregate purchase price of approximately $227.5 million. In connection with these transactions, which were accounted for as asset acquisitions, the Company allocated a portion of the purchase price and acquisition related costs to the tangible and intangible assets acquired based on fair value. Intangible assets consist of in-place leases, which aggregated $11.3 million at the time of the acquisitions and prior to any amortization of such amounts. The estimated life of these in-place leases was 12 months, and the amortization expense that was recognized during the years ended December 31, 2019 and 2018 was approximately $8.2 million and $3.1 million, respectively. In connection with one of the acquired stores, the Company assumed a $7.2 million mortgage loan that was immediately repaid by the Company. The remainder of the purchase price was funded with $0.2 million of cash and $4.8 million through the issuance of 168,011 OP Units (see note 12).

2018 Dispositions

On November 28, 2018, the Company sold two stores in Arizona for an aggregate sales price of approximately $17.5 million. In connection with these sales, the Company recorded gains that totaled approximately $10.6 million.

5. INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES

The Company’s investments in real estate ventures, in which it holds a common ownership interest, are summarized as follows (dollars in thousands):

	CubeSmart	Number of Stores as of		Carrying Value of Investment as of
	Ownership	December 31,		December 31,
Unconsolidated Real Estate Ventures	Interest	2020	2019	2020	2019
191 IV CUBE Southeast LLC ("HVPSE") (1)	10%	14	—	$5,015	$—
191 IV CUBE LLC ("HVP IV") (2)	20%	21	21	21,760	23,112
CUBE HHF Northeast Venture LLC ("HHFNE") (3)	10%	13	13	1,628	1,998
CUBE HHF Limited Partnership ("HHF") (4)	50%	35	35	63,668	66,007
		83	69	$92,071	$91,117

(1)	On March 19, 2020, the Company invested a 10% ownership interest in a newly-formed real estate venture that acquired 14 self-storage properties located in Florida (2), Georgia (8) and South Carolina (4). HVPSE paid $135.3 million for these stores, of which $7.7 million was allocated to the value of the in-place lease intangible. The acquisition was funded primarily through the venture’s $81.6 million secured term loan. The remainder of the purchase price was contributed pro-rata by the Company and its unaffiliated joint venture partner. The Company’s total contribution to HVPSE related to this portfolio acquisition was $5.6 million. The secured loan bears interest at LIBOR plus 1.60% and matures on March 19, 2023 with options to extend the maturity date through March 19, 2025, subject to satisfaction of certain conditions and payment of the extension fees as stipulated in the loan agreement.

(2)	The stores owned by HVP IV are located in Arizona (2), Connecticut (2), Florida (4), Georgia (2), Maryland (1), Minnesota (1) Pennsylvania (1) and Texas (8). The Company’s total contribution to HVP IV in connection with these store acquisitions was $26.3 million. As of December 31, 2020, HVP IV had $82.2 million outstanding on its $107.0 million loan facility, which bears interest at LIBOR plus 1.70% per annum, and matures on May 16, 2021 with options to extend the maturity date through May 16, 2023, subject to satisfaction of certain conditions and payment of the extension fees as stipulated in the loan agreement. As of December 31, 2020, HVP IV also had $55.5 million outstanding under a separate secured loan that bears interest at LIBOR plus

2.75% per annum, and matures on June 9, 2022 with options to extend the maturity date through June 9, 2024, subject to satisfaction of certain conditions and payment of the extension fees as stipulated in the loan agreement.

(3)	The stores owned by HHFNE are located in Connecticut (3), Massachusetts (6), Rhode Island (2) and Vermont (2). The Company’s total contribution to HHFNE in connection with these store acquisitions was $3.8 million. As of December 31, 2020, HHFNE had an outstanding $45.0 million secured loan facility, which bears interest at LIBOR plus 1.20% per annum and matures on December 16, 2024.

(4)	The stores owned by HHF are located in North Carolina (1) and Texas (34). As of December 31, 2020, HHF had an outstanding $100.0 million secured loan, which bears interest at 3.59% per annum and matures on April 30, 2021. On January 21, 2021, HHF entered into a new $105.0 million secured loan, which bears interest at 2.58% per annum and matures on February 5, 2028. HHF used the proceeds from the new loan to repay its existing outstanding $100.0 million loan in full.

On June 5, 2019, HVP III sold 50 stores located in Florida (3), Georgia (4), Michigan (17), North Carolina (3), South Carolina (15) and Tennessee (8), to an unaffiliated third-party buyer for an aggregate sales price of $293.5 million. As of the transaction date, HVP III had five mortgage loans with an aggregate outstanding balance of $22.9 million, as well as $179.5 million outstanding on its $185.5 million loan facility, all of which were defeased or repaid in full at the time of the sale. Net proceeds to the venture from the transaction totaled $82.9 million. The venture recorded gains which aggregated to approximately $106.7 million in connection with the sale. Subsequent to the sale, the Company acquired its partner’s 90% ownership interest in HVP III, which at the time of the acquisition, owned the remaining 18 storage properties (see note 4).

Based upon the facts and circumstances at formation of HVPSE, HVP IV, HHFNE, and HHF (the “Ventures”), the Company determined that the Ventures are not VIEs in accordance with the accounting standard for the consolidation of VIEs. As a result, the Company used the voting interest model under the accounting standard for consolidation in order to determine whether to consolidate the Ventures. Based upon each member's substantive participating rights over the activities of each entity as stipulated in the operating agreements, the Ventures are not consolidated by the Company and are accounted for under the equity method of accounting (except for HVP III, which was consolidated as of June 6, 2019). The Company’s investments in the Ventures are included in Investment in real estate ventures, at equity on the Company’s consolidated balance sheets and the Company’s earnings from its investments in the Ventures are presented in Equity in earnings (losses) of real estate ventures on the Company’s consolidated statements of operations.

The amounts reflected in the following table are based on the historical financial information of the Ventures. The following is a summary of the financial position of the Ventures as of December 31, 2020 and 2019:

	December 31,
	2020	2019 (1)

Assets	(in thousands)
Storage properties, net	$662,833	$552,791
Other assets	18,112	11,997
Total assets	$680,945	$564,788

Liabilities and equity
Other liabilities	$11,588	$10,064
Debt	359,985	280,392
Equity
CubeSmart	92,071	91,117
Joint venture partners	217,301	183,215
Total liabilities and equity	$680,945	$564,788

(1)	Excludes HVPSE as it acquired its initial assets on March 19, 2020.

The following is a summary of results of operations of the Ventures for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
	2020	2019	2018

	(in thousands)
Total revenues	$67,239	$72,582	$90,111
Operating expenses	(30,755)	(32,134)	(37,899)
Other expenses	(430)	(3,227)	(938)
Interest expense, net	(11,585)	(14,927)	(13,311)
Depreciation and amortization	(33,086)	(30,107)	(41,972)
Gains from sale of real estate, net	—	106,667	—
Net (loss) income	$(8,617)	$98,854	$(4,009)
Company’s share of net income (loss)	$178	$11,122	$(865)

The results of operations above include the periods from January 1, 2018 through June 6, 2019 (date of consolidation) for HVP III and March 19, 2020 (date of initial store acquisition) through December 31, 2020 for HVPSE.

6.  UNSECURED SENIOR NOTES

The Company’s unsecured senior notes are summarized as follows (collectively referred to as the “Senior Notes”):

	December 31,		Effective	Issuance	Maturity
Unsecured Senior Notes	2020	2019	Interest Rate	Date	Date

	(in thousands)
$250M 4.800% Guaranteed Notes due 2022 (1)	$—	$250,000	4.82%	Jun-12	Jul-22
$300M 4.375% Guaranteed Notes due 2023 (2)	300,000	300,000	4.33%	Various (2)	Dec-23
$300M 4.000% Guaranteed Notes due 2025 (3)	300,000	300,000	3.99%	Various (3)	Nov-25
$300M 3.125% Guaranteed Notes due 2026	300,000	300,000	3.18%	Aug-16	Sep-26
$350M 4.375% Guaranteed Notes due 2029	350,000	350,000	4.46%	Jan-19	Feb-29
$350M 3.000% Guaranteed Notes due 2030	350,000	350,000	3.04%	Oct-19	Feb-30
$450M 2.000% Guaranteed Notes due 2031	450,000	—	2.10%	Oct-20	Feb-31
Principal balance outstanding	2,050,000	1,850,000
Less: Discount on issuance of unsecured senior notes, net	(7,470)	(3,860)
Less: Loan procurement costs, net	(12,158)	(10,415)
Total unsecured senior notes, net	$2,030,372	$1,835,725

(1)	On October 30, 2020, the Operating Partnership redeemed, in full, its $250.0 million of outstanding 4.800% senior notes due 2022 (the “2022 Notes”), with proceeds from its $450.0 million of 2.000% senior notes due 2031 issued on October 6, 2020. In connection with the redemption of the 2022 Notes, the Operating Partnership recognized a loss on early debt extinguishment of $18.0 million, of which $17.6 million represents a prepayment premium and $0.4 represents the write-off of unamortized loan procurement costs.

(2)	On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.375% senior notes due 2023, which are part of the same series as the $250.0 million principal amount of the Operating Partnership’s 4.375% senior notes due December 15, 2023 issued on December 17, 2013. The $50.0 million and $250.0 million tranches were priced at 105.040% and 98.995%, respectively, of the principal amount to yield 3.495% and 4.501%, respectively, to maturity. The combined weighted average effective interest rate of the 2023 notes is 4.330%.

(3)	On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.000% senior notes due 2025, which are part of the same series as the $250.0 million principal amount of the Operating Partnership’s 4.000% senior notes due November 15, 2025 issued on October 26, 2015. The $50.0 million and $250.0 million tranches were priced at 101.343% and 99.735%, respectively, of the principal amount to yield 3.811% and 4.032%, respectively, to maturity. The combined weighted average effective interest rate of the 2025 notes is 3.994%.

The indenture under which the Senior Notes were issued restricts the ability of the Operating Partnership and its subsidiaries to incur debt unless the Operating Partnership and its consolidated subsidiaries comply with a leverage ratio not to exceed 60% and an interest coverage ratio of more than 1.5:1.0 after giving effect to the incurrence of the debt. The indenture also restricts the ability of the Operating Partnership and its subsidiaries to incur secured debt unless the Operating Partnership and its consolidated subsidiaries comply with a secured debt leverage ratio not to exceed 40% after giving effect to the incurrence of the debt. The indenture also contains other financial and customary covenants, including a covenant not to own unencumbered assets with a value less than 150% of the unsecured indebtedness of the Operating Partnership and its consolidated subsidiaries. As of and for the year ended December 31, 2020, the Operating Partnership was in compliance with all of the financial covenants under the Senior Notes.

7.  REVOLVING CREDIT FACILITY AND UNSECURED TERM LOANS

On December 9, 2011, the Company entered into a credit agreement (the “Credit Facility”), which was subsequently amended on April 5, 2012, June 18, 2013 and April 22, 2015 to provide for, among other things, a $500.0 million unsecured revolving facility with a maturity date of April 22, 2020. On June 19, 2019, the Company amended and restated, in its entirety, the Credit Facility (the “Amended and Restated Credit Facility”) which, subsequent to the amendment and restatement, is comprised of a $750.0 million unsecured revolving credit facility (the “Revolver”) maturing on June 19, 2024. Under the Amended and Restated Credit Facility, pricing on the Revolver is dependent upon the Company’s unsecured debt credit ratings. At the Company’s current Baa2/BBB level, amounts drawn under the Revolver are priced at 1.10% over LIBOR, inclusive of a facility fee of 0.15%. The Company incurred costs of $3.9 million in 2019 in connection with amending and restating the Credit Facility and capitalized such costs as a component of Loan procurement costs, net of amortization on the consolidated balance sheets.

On January 31, 2019, the Company used a portion of the net proceeds from the issuance of $350.0 million of 4.375% Senior Notes due 2029 (the “2029 Notes”) to repay all of the outstanding indebtedness under the $200.0 million unsecured term loan portion of the Credit Facility.

As of December 31, 2020, borrowings under the Revolver had an effective weighted average interest rate of 1.24%. Additionally, as of December 31, 2020, $631.6 million was available for borrowing under the Revolver. The available balance under the Revolver is reduced by an outstanding letter of credit of $0.6 million.

Under the Amended and Restated Credit Facility, the Company’s ability to borrow under the Revolver is subject to ongoing compliance with certain financial covenants which include, among other things, (1) a maximum total indebtedness to total asset value of 60.0%, and (2) a minimum fixed charge coverage ratio of 1.5:1.0. As of and for the year ended December 31, 2020, the Operating Partnership was in compliance with all of its financial covenants.

On June 20, 2011, the Company entered into an unsecured term loan agreement (the “Term Loan Facility”), which was subsequently amended on June 18, 2013 and August 5, 2014, consisting of, among other things, a $100.0 million unsecured term loan that was scheduled to mature in January 2020. On June 19, 2019, the Company used an initial advance at closing of the Amended and Restated Credit Facility to repay all of the outstanding indebtedness under the unsecured term loan portion of the Term Loan Facility. Unamortized loan procurement costs of $0.1 million were written off in conjunction with the repayment.

8.  MORTGAGE LOANS AND NOTES PAYABLE

The Company’s mortgage loans and notes payable are summarized as follows:

	Carrying Value as of
	December 31,		Effective	Maturity
Mortgage Loans and Notes Payable	2020	2019	Interest Rate	Date

	(in thousands)
Bronx VII, NY (1)	$—	$7,805	4.56%	Nov-20
Bronx VIII, NY (1)	—	2,740	4.61%	Nov-20
Bronx IX, NY	21,030	21,547	4.85%	Jun-21
Bronx X, NY	23,148	24,042	4.64%	Jun-21
Nashville V, TN	2,261	2,313	3.85%	Jun-23
New York, NY	29,981	30,588	3.51%	Jun-23
Annapolis I, MD	5,283	5,459	3.78%	May-24
Brooklyn XV, NY	15,713	—	2.15%	May-24
Long Island City IV, NY	12,852	—	2.15%	May-24
Long Island City II, NY	19,094	—	2.25%	Jul-26
Long Island City III, NY	19,106	—	2.25%	Aug-26
Flushing II, NY	54,300	—	2.15%	Jul-29
Principal balance outstanding	202,768	94,494
Plus: Unamortized fair value adjustment	15,879	1,833
Less: Loan procurement costs, net	(2,143)	(287)
Total mortgage loans and notes payable, net	$216,504	$96,040

(1)	These mortgage loans were repaid in full on November 2, 2020.

As of December 31, 2020 and 2019, the Company’s mortgage loans and notes payable were secured by certain of its self-storage properties with net book values of approximately $539.2 million and $206.3 million, respectively. The following table represents the future principal payment requirements on the outstanding mortgage loans and notes payable as of December 31, 2020 (in thousands):

2021	$46,383
2022	2,426
2023	32,591
2024	32,329
2025	979
2026 and thereafter	88,060
Total mortgage payments	202,768
Plus: Unamortized fair value adjustment	15,879
Less: Loan procurement costs, net	(2,143)
Total mortgage loans and notes payable, net	$216,504

9.  ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss represents unrealized losses on interest rate swaps (see note 10 for details). The following table summarizes the changes in accumulated other comprehensive loss for the years ended December 31, 2020 and 2019.

	December 31,
	2020	2019

	(in thousands)
Beginning balance	$(737)	$(1,039)
Unrealized gains on interest rate swaps	-	232
Reclassification of realized losses on interest rate swaps (1)	81	70
Ending balance	(656)	(737)
Less: portion included in noncontrolling interests in the Operating Partnership	24	8
Total accumulated other comprehensive loss included in equity	$(632)	$(729)

(1)	See note 10 for additional information about the effects of the amounts reclassified.

10.  RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS

The Company’s use of derivative instruments is limited to the utilization of interest rate swap agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company’s operating and financial structure, as well as to hedge specific transactions. The counterparties to these arrangements are major financial institutions with which the Company and its subsidiaries may also have other financial relationships. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of the high credit ratings of the counterparties, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due. The Company does not hedge credit or property value market risks.

The Company formally assesses, both at inception of a hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in cash flows of the hedged item. If management determines that the derivative is highly-effective as a hedge, then the Company accounts for the derivative using hedge accounting, pursuant to which gains or losses inherent in the derivative do not impact the Company’s results of operations. If management determines that the derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Company discontinues hedge accounting prospectively and reflects in its consolidated statement of operations realized and unrealized gains and losses with respect to the derivative. As of December 31, 2020 and 2019, all derivative instruments entered into by the Company had been settled.

On December 24, 2018, the Company entered into interest rate swap agreements with notional amounts that aggregated to $150.0 million (the “Interest Rate Swaps”) to protect the Company against adverse fluctuations in interest rates by reducing exposure to variability in cash flows relating to interest payments on a forecasted issuance of long-term debt. The Interest Rate Swaps qualified and were designated as cash flow hedges. Accordingly, the Interest Rate Swaps were recorded on the consolidated balance sheet at fair value and the related gains or losses were deferred in shareholders’ equity as accumulated other comprehensive income or loss. These deferred gains and losses were amortized into interest expense during the period or periods in which the related interest payments affected earnings. On January 24, 2019, in conjunction with the issuance of the 2029 Notes, the Company settled the Interest Rate Swaps for $0.8 million. The $0.8 million termination premium will be reclassified from accumulated other comprehensive loss as an increase to interest expense over the life of the 2029 Notes, which mature on February 15, 2029. The change in unrealized losses on interest rate swaps reflects a reclassification of $0.1 million of unrealized losses from accumulated other comprehensive loss as an increase to interest expense during 2020. The Company estimates that $0.1 million will be reclassified as an increase to interest expense in 2021.

11.  FAIR VALUE MEASUREMENTS

The Company applies the methods of determining fair value, as described in authoritative guidance, to value its financial assets and liabilities. As defined in the guidance, fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible, as well as considering counterparty credit risk in its assessment of fair value.

There were no financial assets or liabilities carried at fair value as of December 31, 2020 and 2019.

The fair values of financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate their respective carrying values as of December 31, 2020 and 2019. The aggregate carrying value of the Company’s debt was $2,364.7 million and $1,931.8 million as of December 31, 2020 and 2019, respectively. The estimated fair value of the Company’s debt was $2,571.3 million and $2,037.6 million as of December 31, 2020 and 2019, respectively. The fair value of debt estimates were based on a discounted cash flow analysis assuming market interest rates for comparable obligations as of December 31, 2020 and 2019. The Company estimates the fair value of its fixed-rate debt and the credit spreads over variable market rates on its variable-rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of the debt obligation with similar credit policies, which is classified within level 2 of the fair value hierarchy. Rates and credit spreads take into consideration general market conditions and maturity.

12.  NONCONTROLLING INTERESTS

Interests in Consolidated Joint Ventures

Noncontrolling interests in subsidiaries represent the ownership interests of third parties in the Company’s consolidated joint ventures. The Company has determined that these ventures are variable interest entities, and that the Company is the primary beneficiary. Accordingly, the Company consolidates the assets, liabilities and results of operations of the joint ventures in the table below:

			Date Opened /	CubeSmart
	Number		Estimated	Ownership	December 31, 2020
Consolidated Joint Ventures	of Stores	Location	Opening	Interest	Total Assets	Total Liabilities

					(in thousands)
CS Vienna, LLC ("Vienna") (1)	1	Vienna, VA	Q2 2022 (est.)	72%	$16,424	$4,981
CS 750 W Merrick Rd, LLC ("Merrick") (2)	1	Valley Stream, NY	Q1 2022 (est.)	51%	12,090	5,269
CS Valley Forge Village Storage, LLC ("VFV") (3)	1	King of Prussia, PA	Q2 2021 (est.)	70%	18,129	9,806
Shirlington Rd II, LLC ("SH2") (4)	1	Arlington, VA	Q1 2021 (est.)	90%	18,821	1,046
CS 2087 Hempstead Tpk, LLC ("Hempstead") (2)	1	East Meadow, NY	Q1 2021 (est.)	51%	22,079	7,576
CS SDP Newtonville, LLC ("Newton") (3)	1	Newton, MA	Q1 2021 (est.)	90%	17,808	11,289
Shirlington Rd, LLC ("SH1") (4)	1	Arlington, VA	Q2 2015	90%	14,511	171
	7				$119,862	$40,138

(1)	On December 23, 2020, the Company and the noncontrolling member contributed a previously wholly-owned operating property (the “Vienna Operating Property”) and a parcel of land (the “Vienna Land”), respectively, to Vienna. The Vienna Operating Property and the Vienna Land are located in close proximity to each other in Vienna, VA. The members intend to construct a new store on the Vienna Land, which, upon completion, will be combined with the Vienna Operating Property and operated by the venture as a single store. The Company has a related party commitment to Vienna to fund all or a portion of the construction costs. As of December 31, 2020, the Company has funded $4.9 million of a total $17.0 million loan commitment to Vienna, which is included in the total liabilities amount within the table above. This loan and the related interest were eliminated for consolidation purposes.

(2)	The noncontrolling members of Merrick and Hempstead have the option to put their ownership interest in the ventures to the Company for $17.1 million and $6.6 million (the “Put Option”), respectively, within the two-year period after construction of each store is substantially complete (the “Put Option Period”). In the event the Put Option is not exercised, the Company has a one-year option to call the ownership interest of the noncontrolling members of Merrick and Hempstead for $17.1 million and $6.6 million, respectively, beginning twelve months after the end of the Put Option Period. The Company, at its sole discretion, may pay cash and/or issue OP Units, in exchange for the noncontrolling member’s interest in Merrick and Hempstead. The Company is accreting the respective liabilities during the development periods and, as of December 31, 2020, has accrued $4.9 million and $5.9 million, related to Merrick and Hempstead, respectively, which are included in Accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets.

(3)	The Company has related party commitments to VFV and Newton to fund a portion of the construction costs. As of December 31, 2020, the Company has funded $6.9 million of a total $12.4 million loan commitment to VFV and $9.6 million of a total $12.1 million loan commitment to Newton, which are included in the total liability amounts within the table above. These loans and the related interest were eliminated for consolidation purposes.

(4)	On March 7, 2019, the Company acquired the noncontrolling member’s ownership interest in SH1, inclusive of its promoted interest in the venture, for $10.0 million. Prior to this transaction, the noncontrolling member’s interest was reported in Noncontrolling interests in subsidiaries on the consolidated balance sheets. Since the Company retained its controlling interest in the joint venture, this transaction was accounted for as an equity transaction. The carrying amount of the noncontrolling interest was reduced to zero to reflect the purchase and the $9.7 million difference between the purchase price paid by the Company and the carrying amount of the noncontrolling interest was recorded as an adjustment to equity attributable to the Company. In conjunction with the Company’s acquisition of the noncontrolling interest in SH1, the $12.2 million related party loan extended by the Company to the venture during the construction period was repaid in full. Subsequently, the noncontrolling member re-acquired a 10% interest in SH1 and a 10% interest in SH2 for a combined $4.8 million, which is included in Noncontrolling interests in subsidiaries on the consolidated balance sheets.

On May 30, 2019, the Company sold its 90% ownership interest in CS SJM E 92nd Street, LLC, a previously consolidated development joint venture, for $3.7 million. In conjunction with the sale, $0.7 million of the $1.7 million related party loan extended by the Company to the venture was repaid. The remaining $1.0 million was recorded as a note receivable and was repaid during the third quarter of 2019. Additionally, as a result of the transaction, the Company was released from its obligations under the venture’s ground lease, and right-of-use assets and lease liabilities totaling $13.4 million and $14.6 million, respectively, were removed from the Company’s consolidated balance sheets.

Operating Partnership Ownership

The Company follows guidance regarding the classification and measurement of redeemable securities. Under this guidance, securities that are redeemable for cash or other assets, at the option of the holder and not solely within the control of the issuer, must be classified outside of permanent equity/capital. This classification results in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity/capital in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.

Additionally, with respect to redeemable ownership interests in the Operating Partnership held by third parties for which CubeSmart has a choice to settle the redemption by delivery of its own shares, the Operating Partnership considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own shares, to evaluate whether CubeSmart controls the actions or events necessary to presume share settlement. The guidance also requires that noncontrolling interests classified outside of permanent capital be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

Approximately 3.6% and 1.0% of the outstanding OP Units as of December 31, 2020 and 2019, respectively, were not owned by CubeSmart, the sole general partner. The interests in the Operating Partnership represented by these OP Units were a component of the consideration that the Operating Partnership paid to acquire certain self-storage properties. The holders of the OP Units are limited partners in the Operating Partnership and have the right to require CubeSmart to redeem all or part of their OP Units for, at the general partner’s option, an equivalent number of common shares of CubeSmart or cash based upon the fair value of an equivalent number of common shares of CubeSmart. However, the partnership agreement contains certain provisions that could result in a cash settlement outside the control of CubeSmart and the Operating Partnership, as CubeSmart does not have the ability to settle in unregistered shares. Accordingly, consistent with the guidance, the Operating Partnership records the OP Units owned by third parties outside of permanent capital in the consolidated balance sheets. Net income or loss related to the OP Units owned by third parties is excluded from net income or loss attributable to Operating Partner in the consolidated statements of operations.

In two separate tranches during December 2020, the Company acquired the Storage Deluxe Assets for an aggregate purchase price of $540.0 million. In connection with the acquisition of the Storage Deluxe Assets, the Company issued 5,272,023 OP Units valued at approximately $175.1 million to fund a portion of the purchase price.

On September 29, 2020, the Company acquired the noncontrolling interest in a previously consolidated joint venture that owned a store in New York for $10.0 million. In conjunction with the closing, the Company paid $1.0 million in cash and issued 276,497 OP Units, valued at approximately $9.0 million, to pay the remaining consideration.

On December 16, 2019, the Company acquired a store in California for $18.5 million. In conjunction with the closing, the Company paid $14.9 million and issued 106,738 OP Units, valued at approximately $3.6 million, to pay the remaining consideration.

On January 31, 2018, the Company acquired a store in Texas for $12.2 million and assumed an existing mortgage loan with an outstanding balance of approximately $7.2 million and immediately repaid the loan. In conjunction with the closing, the Company paid $0.2 million in cash and issued 168,011 OP Units, valued at approximately $4.8 million, to pay the remaining consideration.

On April 12, 2017, the Company acquired a store in Illinois for $11.2 million. In conjunction with the closing, the Company paid $9.7 million and issued 58,400 Class C OP Units to pay the remaining consideration. On July 23, 2018, all of the 58,400 Class C OP Units were exchanged for an aggregate of 46,322 common units of the Operating Partnership.

As of December 31, 2020 and 2019, 7,420,828 and 1,972,308 OP Units, respectively, were held by third parties. The per unit cash redemption amount of the outstanding OP Units was calculated based upon the closing price of the common shares of CubeSmart on the New York Stock Exchange on the final trading day of the year. Based on the Company’s evaluation of the redemption value of the redeemable noncontrolling interests, the Company has reflected these interests at the greater of the carrying value based on the accumulation of historical cost or the redemption value as of December 31, 2020 and 2019. As of December 31, 2020 and 2019, the Operating Partnership recorded an increase to OP Units owned by third parties and a corresponding decrease to capital of $4.2 million and $5.9 million, respectively.

13. LEASES

CubeSmart as Lessor

The Company derives revenue primarily from rents received from customers who rent cubes at its self-storage properties under month-to-month leases for personal or business use. The self-storage lease agreements utilized by the Company vary slightly to comply with state-specific laws and regulations, but generally provide for automatic monthly renewals, flexibility to increase rental rates over time as market conditions permit and the collection of contingent fees such as administrative and late fees. None of the self-storage lease agreements contain options that allow the customer to purchase the leased space at any time during, or at the expiration of, the lease term. All self-storage leases in which the Company serves as lessor have been classified as operating leases. Accordingly, storage cubes are carried at historical cost less accumulated depreciation and impairment, if any, and are included in Storage properties on the Company’s consolidated balance sheets. Operating lease income for amounts received under the Company’s self-storage lease agreements is recognized on a straight-line basis which, due to the month-to-month nature of the leases, results in the recognition of income during the initial term and each subsequent monthly renewal using the then-in-place rent amount. Operating lease income is included in Rental income within the Company’s consolidated statements of operations. Variable lease income related to the Company’s self-storage lease agreements consists of administrative and late fees charged to customers. For the years ended December 31, 2020 and 2019, administrative and late fees totaled $20.0 million and $22.6 million, respectively, and are included in Other property related income within the Company’s consolidated statements of operations.

CubeSmart as Lessee

The Company serves as lessee in lease agreements for land, office space, automobiles and certain equipment, which have remaining lease terms of up to 44 years. Certain of the Company’s leases contain provisions that (1) provide for one or more options to renew, with renewal options that can extend the lease term up to 69 years, (2) allow for early termination at certain points during the lease term and/or (3) give the Company the option to purchase the leased property. In all cases, the exercise of the lease renewal, termination and purchase options, if provided for in the lease, are at the Company’s sole discretion. Certain of the Company’s lease agreements, particularly its land leases, require rental payments that are periodically adjusted for inflation using a defined index. None of the Company’s lease agreements contain any material residual value guarantees or material restrictive covenants. Lease expense for payments related to the Company’s finance leases is recognized as interest expense using the interest method over the related lease term. Lease expense for payments related to the Company’s operating leases is recognized on a straight-line basis over the related lease term, which includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Right-of-use assets represent the Company’s right to use an underlying asset during the lease term and lease liabilities represent the Company’s obligation to make lease payments as specified in the lease. Right-of-use assets and lease liabilities related to the Company’s leases are recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available surrounding the Company’s unsecured borrowing rates and implied secured spread at the lease commencement date in determining the present value of lease payments. The right-of-use asset also includes any lease payments made at or before lease commencement less any lease incentives.

For the years ended December 31, 2020 and 2019, the Company’s lease cost consists of the following components:

	Year Ended December 31,
	2020	2019

Finance lease cost:
Amortization of finance lease right-of-use assets	$49	$—
Interest expense related to finance lease liabilities	64	—
Operating lease cost	2,856	3,304
Short-term lease cost (1)	1,114	1,227
Total lease cost	$4,083	$4,531

(1)	Represents automobile leases that have a lease term of 12 months. The Company has made an accounting policy election not to apply the recognition requirements of ASC 842 to this asset class. The lease cost associated with these leases is recognized on a straight-line basis over the related lease term.

The following table represents supplemental balance sheet information related to leases as of December 31, 2020 and 2019:

	December 31,
	2020	2019

	(dollars in thousands)
Finance Leases
Right-of-use assets included in Storage properties, net	$41,896	$—
Lease liabilities included in Lease liabilities - finance leases	$65,599	$—

Operating Leases
Right-of-use assets included in Other assets, net	$55,302	$41,698
Lease liabilities included in Accounts payable, accrued expenses and other liabilities	$53,595	$46,391

Weighted Average Lease Term (in years)
Finance leases	43.5	—
Operating leases	34.8	35.9

Weighted Average Discount Rate
Finance leases	3.25%	—%
Operating leases	4.46%	4.74%

The following table represents the future lease liability maturities as of December 31, 2020 (in thousands):

	Finance	Operating
2021	$1,936	$2,511
2022	2,183	2,639
2023	2,183	2,690
2024	2,183	2,540
2025	2,224	2,539
2026 and thereafter	122,932	99,290
Total lease payments	133,641	112,209
Less: Imputed interest	(68,042)	(58,614)
Present value of lease liabilities	$65,599	$53,595

As of December 31, 2020, the Company has not entered into any lease agreements that are set to commence in the future.

14.  RELATED PARTY TRANSACTIONS

The Company provides management services to certain joint ventures and other related parties. Management agreements provide for fee income to the Company based on a percentage of revenues at the managed stores. Total management fees for unconsolidated real estate ventures or other entities in which the Company held an ownership interest for the years ending December 31, 2020, 2019 and 2018 were $3.8 million, $4.0 million and $4.5 million, respectively.

The management agreements for certain joint ventures, other related parties and third-party stores provide for the reimbursement to the Company for certain expenses incurred to manage the stores. These reimbursements consist of amounts due for management fees, payroll and other store expenses. The amounts due to the Company were $13.1 million and $10.5 million as of December 31, 2020 and 2019, respectively, and are included in Other Assets, net on the Company’s consolidated balance sheets. Additionally, as discussed in note 12, the Company had outstanding mortgage loans receivable from consolidated joint ventures of $21.4 million and $3.1 million as of December 31, 2020 and 2019, respectively, which are eliminated for consolidation purposes. The Company believes that all of these related-party receivables are fully collectible.

The HVPSE, HVP IV and HHFNE operating agreements provide for acquisition, disposition and other fees payable from HVPSE, HVP IV and HHFNE to the Company upon the closing of a property transaction by HVPSE, HVP IV and HHFNE, or any of their subsidiaries and completion of certain measures as defined in the operating agreements. During the years ended December 31, 2020, 2019 and 2018, the Company recognized $0.7 million, $2.1 million and $0.6 million, respectively, in fees associated with property transactions (including fees associated with HVP III). Property transaction fees are included in Other income on the consolidated statements of operations.

15.  COMMITMENTS AND CONTINGENCIES

Development Commitments

The Company has agreements with developers for the construction of six new self-storage properties (see note 4), which will require payments of approximately $48.4 million, due in installments upon completion of certain construction milestones, during 2021 and 2022.

Litigation

The Company is involved in claims from time to time, which arise in the ordinary course of business. In accordance with applicable accounting guidance, management establishes an accrued liability for claim expenses, insurance retention and litigation costs when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be exposure to loss in excess of those amounts accrued. The estimated loss, if any, is based upon currently available information and is subject to significant judgment, a variety of assumptions and known and unknown uncertainties. In the opinion of management, the Company has made adequate provisions for potential liabilities, arising from any such matters, which are included in Accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets.

16.  SHARE-BASED COMPENSATION PLANS

On June 1, 2016 the Company’s shareholders approved an amendment and restatement of the Company’s 2007 Equity Incentive Plan, a share-based employee compensation plan originally approved by shareholders on May 8, 2007 and subsequently amended with shareholder approval on June 2, 2010 (as amended and restated, the “2007 Plan”). The purpose of the 2007 Plan is to attract and retain highly qualified executive officers, Trustees and key employees and other persons and to motivate such officers, Trustees, key employees and other persons to serve the Company and its affiliates to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the 2007 Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, performance awards, which may be denominated in cash or shares, included restricted shares and restricted share units, and other share-based awards, including unrestricted common shares or awards denominated or payable in, or valued in whole or part by reference to, common shares. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals. Share options granted under the 2007 Plan may be non-qualified share options or incentive share options.

Upon shareholder approval of the amendment and restatement of the 2007 Plan on June 1, 2016, 4,500,000 additional common shares were made available for award under the 2007 Plan. As a result, these 4,500,000 additional shares, together with the 991,117 shares that remained available for future awards under the 2007 Plan at the time of the shareholder approval, plus any common shares that are restored to availability upon expiration or forfeiture of outstanding options or restricted share awards, would constitute the “Aggregate Share

Reserve”. As of December 31, 2020: (i) 3,233,009 common shares remained available for future awards under the 2007 Plan; (ii) 664,364 unvested restricted share awards were outstanding under the 2007 Plan; and (iii) 2,118,090 common shares were subject to outstanding options under the 2007 Plan (with the outstanding options having a weighted average exercise price of $26.37 per share and a weighted average term to maturity of 6.39 years).

Prior to the June 1, 2016 amendment, the 2007 Plan used a “Fungible Units” methodology for computing the maximum number of common shares available for issuance under the 2007 Plan. The Fungible Units methodology assigned weighted values to different types of awards under the 2007 Plan without assigning specific numerical limits for different types of awards. As amended on June 1, 2016, the 2007 Plan provides that any common shares made the subject of awards under the 2007 Plan will count against the Aggregate Share Reserve as one (1) unit. The Aggregate Share Reserve and the computation of the number of common shares available for issuance is subject to adjustment upon certain corporate transactions or events, including share splits, reverse share splits and recapitalizations. The number of shares counted against the Aggregate Share Reserve includes the full number of shares subject to the award, and is not reduced in the event shares are withheld to fund withholding tax obligations, or, in the case of options and share appreciation rights, where shares are applied to pay the exercise price. If an option or other award granted under the 2007 Plan expires, is forfeited or otherwise terminates, the common shares subject to any portion of the award that expires, is forfeited or that otherwise terminates, as the case may be, again becomes available for issuance under the 2007 Plan.

The 2007 Plan is administered by the Compensation Committee of the Company’s Board of Trustees (the “Compensation Committee”), which is appointed by the Board of Trustees. The Compensation Committee interprets the 2007 Plan and, subject to its right to delegate authority to grant awards, determines the terms and provisions of option grants and share awards.

Subject to adjustment upon certain corporate transactions or events, a participant (other than a non-employee trustee) may not receive awards under the 2007 Plan in any one calendar year covering more than 1,000,000 shares. Subject to adjustment upon certain corporate transactions or events, a non-employee trustee may not receive awards under the 2007 Plan in any one calendar year covering more than 250,000 shares.

Under the 2007 Plan, the Compensation Committee determines the vesting schedule of each share award and option, subject to a one-year minimum vesting requirement, but with permitted acceleration of vesting in the event of a participant’s death or disability, or in the event of a change in control or certain changes in our capital structure. Notwithstanding the foregoing one-year minimum vesting limitation, up to five percent of the shares subject to the Aggregate Share Reserve may be subject to awards that are not subject to such limitation. The exercise price for options is equivalent to the fair value of the underlying common shares at the grant date. The Compensation Committee also determines the term of each option, which shall not exceed 10 years from the grant date.

On October 19, 2004, the Company’s sole shareholder approved a share-based employee compensation plan, the 2004 Equity Incentive Plan (the “2004 Plan”). The 2004 Plan expired in October 2014. Prior to its expiration, a total of 3.0 million common shares were reserved for issuance under the 2004 Plan. Subsequent to its expiration, no new equity awards may be granted under the 2004 Plan, and to the extent that options expire unexercised or are terminated, surrendered or canceled, the options and share awards no longer become available for future grants under the 2004 Plan.

Share Options

The fair values for options granted in 2020, 2019 and 2018 were estimated at the time the options were granted using the Black-Scholes option-pricing model applying the following weighted average assumptions:

Assumptions:	2020		2019		2018
Risk-free interest rate	1.9%		2.7%		2.5%
Expected dividend yield	3.9%		3.9%		3.7%
Volatility (1)	20.00%		32.00%		32.00%
Weighted average expected life of the options (2)	6.0	years	6.0	years	6.0	years
Weighted average grant date fair value of options granted per share	$3.66		$6.35		$6.24

(1)	Expected volatility is based upon the level of volatility historically experienced.

(2)	Expected life is based upon our expectations of share option recipients’ expected exercise and termination patterns.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options. In addition, option-pricing models require the input of highly subjective assumptions, including the expected share price volatility. Volatility for the 2020, 2019 and 2018 grants was based on the trading history of the Company’s shares.

In 2020, 2019 and 2018, the Company recognized compensation expense related to options issued to employees and executives of approximately $2.0 million, $1.8 million and $1.5 million, respectively, which is included in General and administrative expense on the Company’s consolidated statements of operations. During 2020, 607,010 share options were issued for which the fair value of the options at their respective grant dates was approximately $2.2 million. The share options vest over three years. As of December 31, 2020, the Company had approximately $2.1 million of unrecognized option compensation cost related to all grants that will be recorded over the next two years.

The table below summarizes the option activity under the 2004 Plan and the 2007 Plan for the years ended December 31, 2020, 2019 and 2018:

The table below summarizes the option activity under the 2004 Plan and the 2007 Plan for the years ended December 31, 2020, 2019 and 2018:

	Number of Shares Upon Option	Weighted Average Strike Price	Weighted Average Remaining Contractual Term (years)
Balance at December 31, 2017	1,833,173	$16.55	5.26
Options granted	305,805	27.85	9.08
Options canceled	(74,748)	26.95	—
Options exercised	(405,227)	9.47	1.98
Balance at December 31, 2018	1,659,003	$19.89	5.52
Options granted	324,409	28.69	9.01
Options exercised	(381,059)	9.67	1.00
Balance at December 31, 2019	1,602,353	$24.10	6.26
Options granted	607,010	31.48	9.01
Options canceled	(29,814)	30.46	—
Options exercised	(61,459)	15.65	2.55
Balance at December 31, 2020	2,118,090	$26.37	6.39

Vested or expected to vest at December 31, 2020	2,118,090	$26.37	6.39
Exercisable at December 31, 2020	1,235,816	$23.46	4.78

As of December 31, 2020, the aggregate intrinsic value of options outstanding, of options that vested or are expected to vest, and of options that were exercisable was approximately $15.3 million. The aggregate intrinsic value of options exercised was approximately $0.9 million, $9.1 million and $8.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Restricted Shares

The Company applies the fair value method of accounting for contingently issued shares. As such, each grant is recognized ratably over the related vesting period. There were 188,371 restricted shares and share units issued during the year ended December 31, 2020, which vest over three to five years. The fair value of the restricted shares and share units issued during the year ended December 31, 2020 was approximately $6.1 million at their respective grant dates. There were 180,607 restricted shares and share units issued during the year ended December 31, 2019 for which the fair value of the restricted shares and share units at their respective grant dates was approximately $5.8 million. As of December 31, 2020 the Company had approximately $6.0 million of remaining unrecognized restricted share and share unit compensation costs that will be recognized over the next five years. Restricted share awards are considered to be performance awards and are valued using the share price on the grant date. The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

During the years ended December 31, 2020, 2019 and 2018, the Company recognized compensation expense related to restricted shares and share units issued to employees and Trustees of approximately $5.2 million, $4.9 million and $4.0 million, respectively; these amounts were recorded in general and administrative expense. The following table presents non-vested restricted share and share unit activity during 2020:

Number of Non-
Vested Restricted
Shares and Share Units
Non-Vested at January 1, 2020	489,964
Granted	188,371
Vested	(74,860)
Forfeited	(20,072)
Non-Vested at December 31, 2020	583,403

On January 1, 2020, 54,978 restricted share units were granted to certain executives. The restricted share units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date. The deferred share units will be awarded based on the Company’s total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period. The fair value of the restricted share units on the grant date was approximately $2.2 million. The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards. The restricted share units will cliff vest upon the third anniversary of the effective date, or December 31, 2022. The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

On January 1, 2019, 55,168 restricted share units were granted to certain executives. The restricted share units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date. The deferred share units will be awarded based on the Company’s total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period. The fair value of the restricted share units on the grant date was approximately $2.1 million. The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards. The restricted share units will cliff vest upon the third anniversary of the effective date, or December 31, 2021. The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

On January 23, 2018, 66,872 restricted share units were granted to certain executives. The restricted share units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date. The deferred share units will be awarded based on the Company’s total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period. The fair value of the restricted share units on the grant date was approximately $1.9 million. The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards. The restricted share units will cliff vest upon the third anniversary of the effective date, or December 31, 2020. The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

17.  EARNINGS PER SHARE AND UNIT AND SHAREHOLDERS’ EQUITY AND CAPITAL

Earnings per common share and shareholders’ equity

The following is a summary of the elements used in calculating basic and diluted earnings per common share:

	For the year ended December 31,
	2020	2019	2018

	(dollars and shares in thousands, except per share amounts)
Net income	$167,611	$170,771	$165,488
Noncontrolling interests in the Operating Partnership	(1,825)	(1,708)	(1,820)
Noncontrolling interest in subsidiaries	(165)	54	221
Net income attributable to the Company’s common shareholders	$165,621	$169,117	$163,889

Weighted average basic shares outstanding	194,147	190,874	184,653
Share options and restricted share units	796	702	842
Weighted average diluted shares outstanding (1)	194,943	191,576	185,495

Basic earnings per share attributable to common shareholders	$0.85	$0.89	$0.89
Diluted earnings per share attributable to common shareholders (2)	$0.85	$0.88	$0.88

Earnings per common unit and capital

The following is a summary of the elements used in calculating basic and diluted earnings per common unit:

	For the year ended December 31,
	2020	2019	2018

	(dollars and units in thousands, except per unit amounts)
Net income	$167,611	$170,771	$165,488
Operating Partnership interests of third parties	(1,825)	(1,708)	(1,820)
Noncontrolling interest in subsidiaries	(165)	54	221
Net income attributable to common unitholders	$165,621	$169,117	$163,889

Weighted average basic units outstanding	194,147	190,874	184,653
Unit options and restricted share units	796	702	842
Weighted average diluted units outstanding (1)	194,943	191,576	185,495

Basic earnings per unit attributable to common unitholders	$0.85	$0.89	$0.89
Diluted earnings per unit attributable to common unitholders (2)	$0.85	$0.88	$0.88

(1)	For the years ended December 31, 2020, 2019 and 2018, the Company declared cash dividends per common share/unit of $1.33, $1.29 and $1.22, respectively.

(2)	The amounts of anti-dilutive options that were excluded from the computation of diluted earnings per share/unit as the exercise price was higher than the average share price of the Company for the years ended December 31, 2020 and 2018 were 0.8 million and 0.2 million, respectively. There were no anti-dilutive options for the year ended December 31, 2019.

The OP units and common units have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership. An Operating Partnership unit may be redeemed for cash, or at the Company’s option, common units on a one-for-one basis. Outstanding noncontrolling interest units in the Operating Partnership were 7,420,828; 1,972,308 and 1,945,570 as of December 31, 2020, 2019 and 2018, respectively. There were 197,405,989; 193,557,024 and 187,145,103 common units outstanding as of December 31, 2020, 2019 and 2018, respectively.

Common Shares

The Company maintains an at-the-market equity program that enables it to offer and sell up to 60.0 million common shares through sales agents pursuant to equity distribution agreements (the “Equity Distribution Agreements”). The Company’s sales activity under the program for the years ended December 31, 2020, 2019 and 2018 is summarized below:

	For the year ended December 31,
	2020	2019	2018

	(dollars and shares in thousands, except per share amounts)
Number of shares sold	3,627	5,899	4,291
Average sales price per share	$33.69	$33.64	$31.09
Net proceeds after deducting offering costs	$120,727	$196,304	$131,835

The proceeds from the sales of common shares under the program during the years ended December 31, 2020, 2019 and 2018 were used to fund acquisitions of storage properties and for general corporate purposes. As of December 31, 2020, 2019 and 2018, 10.9 million common shares, 4.6 million common shares and 10.5 million common shares, respectively, remained available for issuance under the Equity Distribution Agreements.

18.  INCOME TAXES

Deferred income taxes are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if the Company believes that it is more likely than not that all or some portion of the deferred tax asset will not be realized. No valuation allowance was recorded as of December 31, 2020 or 2019. As of December 31, 2020 and 2019, the Company had net deferred tax assets of $0.4 million and $0.8 million, respectively, which are included in Other assets, net on the Company’s consolidated balance sheets. The Company believes it is more likely than not the deferred tax assets will be realized.

CUBESMART

SCHEDULE III

REAL ESTATE AND RELATED DEPRECIATION

December 31, 2020

(dollars in thousands)

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2020
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(A)	Developed
Chandler I, AZ	47,880		327	1,257	642	327	1,541	1,868	598	2005
Chandler II, AZ	82,905		1,518	7,485	239	1,518	7,721	9,239	1,795	2013
Gilbert I, AZ	57,075		951	4,688	212	951	4,895	5,846	1,206	2013
Gilbert II, AZ	114,530		1,199	11,846	180	1,199	12,026	13,225	1,456	2016
Glendale, AZ	56,807		201	2,265	1,393	418	3,070	3,488	1,636	1998
Green Valley, AZ	25,050		298	1,153	286	298	1,080	1,378	413	2005
Mesa I, AZ	52,575		920	2,739	463	921	2,756	3,677	1,348	2006
Mesa II, AZ	45,511		731	2,176	420	731	2,267	2,998	1,112	2006
Mesa III, AZ	59,209		706	2,101	510	706	2,228	2,934	1,072	2006
Peoria, AZ	110,780		1,436	7,082	263	1,436	7,344	8,780	1,333	2015
Phoenix III, AZ	121,855		2,115	10,429	458	2,115	10,886	13,001	2,361	2014
Phoenix IV, AZ	69,710		930	12,277	119	930	12,396	13,326	1,486	2016
Queen Creek, AZ	94,442		1,159	5,716	107	1,159	5,824	6,983	1,083	2015
Scottsdale, AZ	108,240		443	4,879	6,283	883	10,044	10,927	3,170	1998
Surprise , AZ	72,575		584	3,761	192	584	3,953	4,537	641	2015
Tempe I, AZ	77,543		941	3,283	850	941	3,615	4,556	996	2005 / 2019
Tempe II, AZ	68,409		588	2,898	2,167	588	5,065	5,653	1,475	2013
Tucson I, AZ	59,800		188	2,078	1,167	384	2,741	3,125	1,525	1998
Tucson II, AZ	43,950		188	2,078	1,166	391	2,759	3,150	1,502	1998
Tucson III, AZ	49,820		532	2,048	397	533	1,811	2,344	712	2005
Tucson IV, AZ	48,040		674	2,595	455	675	2,286	2,961	910	2005
Tucson V, AZ	45,184		515	1,980	424	515	1,787	2,302	743	2005
Tucson VI, AZ	40,766		440	1,692	336	430	1,506	1,936	599	2005
Tucson VII, AZ	52,663		670	2,576	443	670	2,266	2,936	923	2005
Tucson VIII, AZ	46,650		589	2,265	483	589	2,068	2,657	820	2005
Tucson IX, AZ	67,496		724	2,786	521	725	2,424	3,149	998	2005
Tucson X, AZ	46,350		424	1,633	391	425	1,507	1,932	606	2005
Tucson XI, AZ	42,700		439	1,689	451	439	1,618	2,057	746	2005
Tucson XII, AZ	42,275		671	2,582	420	672	2,231	2,903	886	2005
Tucson XIII, AZ	45,800		587	2,258	376	587	1,942	2,529	811	2005
Tucson XIV, AZ	48,995		707	2,721	538	708	2,360	3,068	990	2005
Benicia, CA	74,770		2,392	7,028	579	2,392	5,517	7,909	2,083	2005
Citrus Heights, CA	75,620		1,633	4,793	328	1,634	3,667	5,301	1,460	2005
Corona, CA	95,474		2,107	10,385	421	2,107	10,805	12,912	2,084	2014
Diamond Bar, CA	103,488		2,522	7,404	395	2,524	5,647	8,171	2,231	2005
Escondido, CA	143,645		3,040	11,804	344	3,040	9,788	12,828	4,082	2007
Fallbrook, CA	45,926		133	1,492	1,975	432	2,921	3,353	1,606	1997
Fremont, CA	51,189		1,158	5,711	199	1,158	5,911	7,069	1,331	2014
Lancaster, CA	60,475		390	2,247	1,146	556	2,657	3,213	1,273	2001
Long Beach I, CA	124,541		3,138	14,368	1,151	3,138	13,583	16,721	6,388	2006
Long Beach II, CA	71,130		3,424	13,987	250	3,424	14,237	17,661	394	2019
Los Angeles, CA	77,023		23,289	25,867	146	23,289	26,013	49,302	1,566	2018
Murrieta, CA	49,775		1,883	5,532	341	1,903	4,228	6,131	1,648	2005
North Highlands, CA	57,094		868	2,546	692	868	2,418	3,286	957	2005
Ontario, CA	93,490		1,705	8,401	483	1,705	8,884	10,589	1,787	2014
Orangevale, CA	50,542		1,423	4,175	432	1,423	3,341	4,764	1,350	2005
Pleasanton, CA	83,600		2,799	8,222	623	2,799	6,424	9,223	2,363	2005
Rancho Cordova, CA	53,978		1,094	3,212	513	1,095	2,728	3,823	1,073	2005
Rialto I, CA	57,391		899	4,118	375	899	3,918	4,817	1,820	2006
Rialto II, CA	99,783		277	3,098	1,894	672	4,192	4,864	2,405	1997
Riverside I, CA	67,320		1,351	6,183	675	1,351	6,026	7,377	2,869	2006
Riverside II, CA	85,101		1,170	5,359	574	1,170	5,128	6,298	2,411	2006
Roseville, CA	59,944		1,284	3,767	513	1,284	3,152	4,436	1,312	2005
Sacramento I, CA	50,764		1,152	3,380	527	1,152	2,865	4,017	1,126	2005
Sacramento II, CA	111,831		2,085	6,750	709	2,086	6,211	8,297	1,640	2005/2017
San Bernardino I, CA	31,070		51	572	1,219	182	1,458	1,640	793	1997
San Bernardino II, CA	41,426		112	1,251	1,439	306	2,135	2,441	1,152	1997
San Bernardino III, CA	35,416		98	1,093	1,371	242	1,963	2,205	1,103	1997
San Bernardino IV, CA	83,352		1,872	5,391	482	1,872	4,654	6,526	1,817	2005
San Bernardino V, CA	56,803		783	3,583	752	783	3,803	4,586	1,798	2006
San Bernardino VII, CA	78,695		1,475	6,753	522	1,290	6,524	7,814	3,115	2006
San Bernardino VIII, CA	111,833		1,691	7,741	766	1,692	6,554	8,246	3,183	2006
San Diego, CA	87,287		1,185	16,740	301	1,186	17,040	18,226	1,114	2018
San Marcos, CA	37,425		775	2,288	274	776	1,869	2,645	727	2005
Santa Ana, CA	63,931		1,223	5,600	542	1,223	5,348	6,571	2,524	2006
South Sacramento, CA	52,390		790	2,319	488	791	2,060	2,851	818	2005
Spring Valley, CA	55,085		1,178	5,394	1,028	1,178	5,678	6,856	2,695	2006
Temecula I, CA	81,340		660	4,735	1,310	899	5,190	6,089	2,467	1998
Temecula II, CA	84,520		3,080	5,839	1,254	3,080	6,157	9,237	2,368	2007
Vista I, CA	74,238		711	4,076	2,508	1,118	5,245	6,363	2,482	2001
Vista II, CA	147,723		4,629	13,599	511	4,629	10,133	14,762	3,838	2005
Walnut, CA	50,664		1,578	4,635	529	1,595	3,771	5,366	1,461	2005
West Sacramento, CA	39,765		1,222	3,590	275	1,222	2,792	4,014	1,112	2005
Westminster, CA	68,293		1,740	5,142	401	1,743	3,932	5,675	1,623	2005
Aurora, CO	75,717		1,343	2,986	641	1,343	2,726	4,069	1,075	2005
Centennial, CO	62,400		1,281	8,958	119	1,281	9,077	10,358	1,243	2016
Colorado Springs I, CO	47,975		771	1,717	554	771	1,751	2,522	709	2005
Colorado Springs II, CO	62,400		657	2,674	291	656	2,457	3,113	1,198	2006
Denver I, CO	59,200		673	2,741	617	646	2,880	3,526	1,314	2006
Denver II, CO	74,420		1,430	7,053	190	1,430	7,211	8,641	1,894	2012
Denver III, CO	76,025		1,828	12,109	99	1,828	12,208	14,036	1,621	2016
Federal Heights, CO	54,848		878	1,953	359	879	1,730	2,609	714	2005
Golden, CO	87,800		1,683	3,744	633	1,684	3,335	5,019	1,375	2005
Littleton, CO	53,490		1,268	2,820	435	1,268	2,483	3,751	991	2005
Northglenn, CO	43,102		862	1,917	609	662	2,118	2,780	823	2005

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2020
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(A)	Developed
Bloomfield, CT	48,700		78	880	2,439	360	2,695	3,055	1,413	1997
Branford, CT	50,629		217	2,433	1,731	504	3,451	3,955	1,964	1995
Bristol, CT	53,425		1,819	3,161	445	1,819	2,608	4,427	978	2005
East Windsor, CT	45,816		744	1,294	579	744	1,381	2,125	648	2005
Enfield, CT	52,875		424	2,424	512	473	2,154	2,627	1,074	2001
Gales Ferry, CT	54,905		240	2,697	1,690	489	3,660	4,149	2,178	1995
Manchester I, CT	46,925		540	3,096	569	563	2,666	3,229	1,253	2002
Manchester II, CT	52,725		996	1,730	451	996	1,579	2,575	642	2005
Manchester III, CT	60,103		671	3,308	200	671	3,508	4,179	795	2014
Milford, CT	44,885		87	1,050	1,368	274	1,914	2,188	1,032	1996
Monroe, CT	63,700		2,004	3,483	946	2,004	3,089	5,093	1,296	2005
Mystic, CT	50,850		136	1,645	2,198	410	3,068	3,478	1,701	1996
Newington I, CT	42,270		1,059	1,840	315	1,059	1,547	2,606	646	2005
Newington II, CT	35,640		911	1,584	372	911	1,412	2,323	593	2005
Norwalk I, CT	30,166		646	3,187	70	646	3,241	3,887	872	2012
Norwalk II, CT	82,225		1,171	15,422	467	1,171	15,889	17,060	2,104	2016
Old Saybrook I, CT	86,975		3,092	5,374	743	3,092	4,228	7,320	1,753	2005
Old Saybrook II, CT	26,425		1,135	1,973	302	1,135	1,579	2,714	678	2005
Shelton, CT	78,405		1,613	9,032	571	1,613	8,519	10,132	2,464	2011
South Windsor, CT	72,075		90	1,127	1,560	272	2,281	2,553	1,264	1996
Stamford, CT	28,907		1,941	3,374	207	1,941	2,471	4,412	993	2005
Wilton, CT	84,526		2,409	12,261	816	2,421	13,137	15,558	3,664	2012
Washington I, DC	62,685		871	12,759	1,045	894	11,079	11,973	4,432	2008
Washington II, DC	82,452		3,152	13,612	469	3,154	12,305	15,459	3,501	2011
Washington III, DC	78,215		4,469	15,438	121	4,469	15,559	20,028	2,248	2016
Washington IV, DC	71,948		6,359	20,417	274	6,369	20,681	27,050	1,754	2017
Washington V, DC	114,200		13,908	18,770	177	13,917	18,938	32,855	1,408	2018
Boca Raton, FL	37,968		529	3,054	1,677	813	3,621	4,434	1,770	2001
Boynton Beach I, FL	61,765		667	3,796	2,017	958	4,472	5,430	2,187	2001
Boynton Beach II, FL	61,484		1,030	2,968	621	1,030	2,864	3,894	1,166	2005
Boynton Beach III, FL	67,368		1,225	6,037	320	1,225	6,358	7,583	1,356	2014
Boynton Beach IV, FL	76,564		1,455	7,171	179	1,455	7,351	8,806	1,287	2015
Bradenton I, FL	68,389		1,180	3,324	458	1,170	2,962	4,132	1,196	2004
Bradenton II, FL	88,063		1,931	5,561	1,212	1,931	5,094	7,025	2,189	2004
Cape Coral I, FL	76,857		472	2,769	2,650	830	4,079	4,909	2,366	2000
Cape Coral II, FL	67,955		1,093	5,387	115	1,093	5,502	6,595	1,086	2014
Coconut Creek I, FL	78,846		1,189	5,863	205	1,189	6,031	7,220	1,597	2012
Coconut Creek II, FL	90,137		1,937	9,549	214	1,937	9,764	11,701	2,173	2014
Dania Beach, FL	180,776		3,584	10,324	1,827	3,584	9,589	13,173	4,123	2004
Dania, FL	58,315		205	2,068	1,775	481	3,143	3,624	1,758	1996
Davie, FL	80,985		1,268	7,183	1,372	1,373	6,263	7,636	2,905	2001
Deerfield Beach, FL	57,280		946	2,999	2,047	1,311	4,529	5,840	2,453	1998
Delray Beach I, FL	67,545		798	4,539	855	883	4,105	4,988	2,060	2001
Delray Beach II, FL	75,788		957	4,718	284	957	4,996	5,953	1,242	2013
Delray Beach III, FL	94,210		2,086	10,286	190	2,086	10,477	12,563	2,198	2014
Delray Beach IV, FL	97,208		2,208	14,384	37	2,208	14,421	16,629	1,346	2017
Edgewater, FL	98,375		1,362	12,251	1	1,362	12,252	13,614	—	2020
Ft. Lauderdale I, FL	70,343		937	3,646	2,641	1,384	5,597	6,981	2,964	1999
Ft. Lauderdale II, FL	49,662		862	4,250	112	862	4,364	5,226	985	2013
Ft. Myers I, FL	67,504		303	3,329	1,012	328	3,338	3,666	1,840	1999
Ft. Myers II, FL	83,325		1,030	5,080	189	1,030	5,269	6,299	1,117	2014
Ft. Myers III, FL	81,554		1,148	5,658	241	1,148	5,899	7,047	1,238	2014
Ft. Myers IV, FL	70,051		992	8,287	168	992	8,455	9,447	394	2019
Ft. Myers V, FL	62,370		950	7,763	129	950	7,892	8,842	366	2019
Jacksonville I, FL	79,735		1,862	5,362	216	1,862	4,399	6,261	1,698	2005
Jacksonville II, FL	65,129		950	7,004	228	950	5,675	6,625	2,372	2007
Jacksonville III, FL	65,780		860	7,409	1,081	1,670	6,078	7,748	2,538	2007
Jacksonville IV, FL	95,605		870	8,049	1,238	1,651	7,204	8,855	2,995	2007
Jacksonville V, FL	82,593		1,220	8,210	493	1,220	6,958	8,178	2,904	2007
Jacksonville VI, FL	70,795		755	3,725	170	755	3,894	4,649	777	2014
Kendall, FL	75,495		2,350	8,106	497	2,350	6,830	9,180	2,851	2007
Lake Worth I, FL	158,754		183	6,597	7,838	354	11,180	11,534	5,963	1998
Lake Worth II, FL	86,884		1,552	7,654	210	1,552	7,863	9,415	1,693	2014
Lake Worth III, FL	92,510		957	4,716	249	957	4,966	5,923	930	2015
Lakeland, FL	53,629		81	896	1,542	256	1,846	2,102	922	1994
Leisure City, FL	56,185		409	2,018	277	409	2,283	2,692	609	2012
Lutz I, FL	71,595		901	2,478	463	901	2,323	3,224	939	2004
Lutz II, FL	69,232		992	2,868	440	992	2,546	3,538	1,072	2004
Margate I, FL	53,660		161	1,763	2,385	399	3,466	3,865	1,995	1996
Margate II, FL	65,380		132	1,473	2,215	383	3,052	3,435	1,569	1996
Merritt Island, FL	66,996		2,450	4,762	722	2,575	4,522	7,097	1,287	2002/2020
Miami I, FL	46,500		179	1,999	1,934	484	2,918	3,402	1,631	1996
Miami II, FL	66,860		253	2,544	1,965	561	3,670	4,231	2,002	1996
Miami III, FL	151,420		4,577	13,185	1,017	4,577	11,155	15,732	4,485	2005
Miami IV, FL	76,695		1,852	10,494	1,051	1,963	9,983	11,946	3,100	2011
Miramar, FL	80,080		1,206	5,944	190	1,206	6,132	7,338	1,475	2013
Naples I, FL	48,100		90	1,010	2,788	270	3,252	3,522	1,778	1996
Naples II, FL	65,850		148	1,652	4,425	558	5,377	5,935	3,006	1997
Naples III, FL	80,205		139	1,561	4,319	598	4,233	4,831	2,387	1997
Naples IV, FL	40,725		262	2,980	701	407	3,084	3,491	1,750	1998
New Smyrna Beach I, FL	87,504		1,261	6,215	350	1,261	6,564	7,825	1,290	2014
New Smyrna Beach II, FL	109,355		1,514	11,869	1	1,514	11,870	13,384	—	2020
North Palm Beach, FL	45,800		1,374	7,649	63	1,374	7,712	9,086	1,011	2017
Oakland Park, FL	63,706		3,007	10,145	59	3,007	10,204	13,211	900	2017
Ocoee, FL	76,150		1,286	3,705	344	1,286	3,188	4,474	1,256	2005
Orange City, FL	59,580		1,191	3,209	366	1,191	2,786	3,977	1,168	2004
Orlando II, FL	63,184		1,589	4,576	263	1,589	3,776	5,365	1,521	2005
Orlando III, FL	101,190		1,209	7,768	975	1,209	7,355	8,564	3,130	2006
Orlando IV, FL	76,801		633	3,587	207	633	3,290	3,923	1,064	2010
Orlando V, FL	75,377		950	4,685	149	950	4,780	5,730	1,234	2012
Orlando VI, FL	67,275		640	3,154	176	640	3,330	3,970	674	2014
Orlando VII, FL	78,610		896	9,142	211	896	9,353	10,249	287	2019
Orlando VIII, FL	126,225		2,208	12,685	1	2,208	12,686	14,894	—	2020

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2020
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(A)	Developed
Oviedo, FL	49,236		440	2,824	667	440	2,814	3,254	1,251	2006
Palm Coast I, FL	47,400		555	2,735	136	555	2,871	3,426	659	2014
Palm Coast II, FL	128,690		1,511	7,450	455	1,511	7,906	9,417	1,797	2014
Palm Harbor, FL	82,685		2,457	16,178	420	2,387	16,668	19,055	2,143	2016
Pembroke Pines, FL	67,321		337	3,772	3,019	953	5,615	6,568	3,111	1997
Royal Palm Beach II, FL	81,178		1,640	8,607	349	1,640	7,294	8,934	3,074	2007
Sanford I, FL	61,810		453	2,911	245	453	2,588	3,041	1,092	2006
Sanford II, FL	69,875		1,003	4,944	255	1,003	5,198	6,201	1,054	2014
Sarasota, FL	71,142		333	3,656	1,527	529	3,964	4,493	2,102	1999
St. Augustine, FL	59,720		135	1,515	3,564	383	4,469	4,852	2,532	1996
St. Petersburg, FL	66,025		2,721	10,173	467	2,721	10,640	13,361	1,418	2016
Stuart, FL	87,456		324	3,625	3,317	685	5,943	6,628	3,364	1997
SW Ranches, FL	65,042		1,390	7,598	309	1,390	6,043	7,433	2,532	2007
Tampa I, FL	83,938		2,670	6,249	311	2,670	5,207	7,877	2,178	2007
Tampa II, FL	74,790		2,291	10,262	290	2,291	10,552	12,843	1,363	2016
Tampa III, FL	40,125		989	7,997	—	988	7,998	8,986	—	2020
West Palm Beach I, FL	66,831		719	3,420	1,905	835	4,069	4,904	1,954	2001
West Palm Beach II, FL	94,113		2,129	8,671	606	2,129	7,121	9,250	3,014	2004
West Palm Beach III, FL	77,410		804	3,962	148	804	4,106	4,910	1,054	2012
West Palm Beach IV, FL	102,722		1,499	7,392	362	1,499	7,753	9,252	1,663	2014
Winter Park I, FL	54,416		866	4,268	192	866	4,459	5,325	888	2014
Winter Park II, FL	95,938		1,897	9,286	176	1,897	9,462	11,359	298	2019
Winter Springs, FL	61,965		1,248	7,259	163	1,248	7,422	8,670	231	2019
Alpharetta, GA	90,501		806	4,720	1,117	917	4,126	5,043	1,956	2001
Atlanta I, GA	66,600		822	4,053	145	822	4,182	5,004	1,103	2012
Atlanta II, GA	81,565		1,890	11,579	10	1,890	11,589	13,479	492	2019
Austell, GA	83,655		1,635	4,711	476	1,643	4,531	6,174	1,943	2006
Decatur, GA	145,320		616	6,776	586	616	6,347	6,963	3,699	1998
Duluth, GA	70,885		373	2,044	652	373	2,370	2,743	607	2011
Lawrenceville, GA	73,890		546	2,903	552	546	3,024	3,570	912	2011
Lithia Springs, GA	73,200		748	5,552	469	719	6,049	6,768	970	2015
Norcross I, GA	85,320		514	2,930	1,108	632	3,104	3,736	1,448	2001
Norcross II, GA	52,595		366	2,025	256	366	1,989	2,355	617	2011
Norcross III, GA	46,955		938	4,625	109	938	4,733	5,671	1,335	2012
Norcross IV, GA	57,475		576	2,839	149	576	2,979	3,555	795	2012
Norcross V, GA	50,030		881	3,083	60	881	3,143	4,024	152	2019
Peachtree City I, GA	49,875		435	2,532	826	529	2,572	3,101	1,233	2001
Peachtree City II, GA	59,950		398	1,963	184	398	2,144	2,542	575	2012
Smyrna, GA	57,015		750	4,271	375	750	3,520	4,270	1,700	2001
Snellville, GA	80,050		1,660	4,781	437	1,660	4,554	6,214	1,923	2007
Suwanee I, GA	85,125		1,737	5,010	385	1,737	4,677	6,414	1,971	2007
Suwanee II, GA	79,590		800	6,942	165	622	5,888	6,510	2,457	2007
Villa Rica, GA	65,281		757	5,616	185	757	5,801	6,558	961	2015
Addison, IL	31,575		428	3,531	626	428	3,326	3,754	1,388	2004
Aurora, IL	73,985		644	3,652	308	644	3,101	3,745	1,280	2004
Bartlett, IL	51,395		931	2,493	445	931	2,303	3,234	943	2004
Bellwood, IL	86,500		1,012	5,768	1,197	1,012	5,219	6,231	2,469	2001
Blue Island, IL	55,125		633	3,120	147	633	3,267	3,900	602	2015
Bolingbrook, IL	83,315		1,675	8,254	219	1,675	8,473	10,148	1,695	2014
Chicago I, IL	95,942		2,667	13,118	1,079	2,667	14,197	16,864	2,923	2014
Chicago II, IL	79,815		833	4,035	109	833	4,145	4,978	820	2014
Chicago III, IL	84,825		2,427	11,962	862	2,427	12,823	15,250	2,647	2014
Chicago IV, IL	60,420		1,296	6,385	160	1,296	6,545	7,841	1,203	2015
Chicago V, IL	51,775		1,044	5,144	147	1,044	5,290	6,334	967	2015
Chicago VI, IL	71,748		1,596	9,535	80	1,596	9,615	11,211	1,361	2016
Chicago VII, IL	89,904		—	11,191	354	—	11,545	11,545	1,103	2017
Countryside, IL	97,648		2,607	12,684	643	2,607	13,328	15,935	2,583	2014
Des Plaines, IL	69,450		1,564	4,327	893	1,564	4,179	5,743	1,761	2004
Downers Grove, IL	71,625		1,498	13,153	347	1,498	13,500	14,998	1,909	2016
Elk Grove Village, IL	64,104		1,446	3,535	332	1,446	2,926	4,372	1,235	2004
Evanston, IL	57,740		1,103	5,440	537	1,103	5,976	7,079	1,430	2013
Glenview I, IL	100,085		3,740	10,367	626	3,740	8,560	12,300	3,582	2004
Glenview II, IL	30,844		725	3,144	107	725	3,251	3,976	223	2018
Gurnee, IL	80,300		1,521	5,440	455	1,521	4,548	6,069	1,878	2004
Hanover, IL	41,190		1,126	2,197	413	1,126	2,038	3,164	850	2004
Harvey, IL	60,090		869	3,635	616	869	3,348	4,217	1,318	2004
Joliet, IL	72,865		547	4,704	329	547	3,937	4,484	1,649	2004
Kildeer, IL	74,438		2,102	2,187	4,607	1,997	6,374	8,371	1,465	2004
Lombard, IL	58,728		1,305	3,938	1,078	1,305	3,891	5,196	1,602	2004
Maywood, IL	60,225		749	3,689	84	749	3,773	4,522	691	2015
Mount Prospect, IL	65,000		1,701	3,114	679	1,701	3,047	4,748	1,299	2004
Mundelein, IL	44,700		1,498	2,782	551	1,498	2,658	4,156	1,074	2004
North Chicago, IL	53,500		1,073	3,006	880	1,073	3,107	4,180	1,203	2004
Plainfield I, IL	53,900		1,770	1,715	377	1,740	1,638	3,378	679	2004
Plainfield II, IL	52,100		694	2,000	349	694	1,832	2,526	713	2005
Riverwoods, IL	73,883		1,585	7,826	97	1,585	7,923	9,508	1,021	2017
Schaumburg, IL	31,160		538	645	342	538	783	1,321	309	2004
Streamwood, IL	64,305		1,447	1,662	629	1,447	1,822	3,269	759	2004
Warrenville, IL	48,326		1,066	3,072	567	1,066	2,922	3,988	1,153	2005
Waukegan, IL	79,500		1,198	4,363	690	1,198	3,988	5,186	1,686	2004
West Chicago, IL	48,175		1,071	2,249	597	1,071	2,242	3,313	916	2004
Westmont, IL	53,400		1,155	3,873	345	1,155	3,319	4,474	1,384	2004
Wheeling I, IL	54,210		857	3,213	584	857	2,977	3,834	1,227	2004
Wheeling II, IL	67,825		793	3,816	655	793	3,476	4,269	1,440	2004
Woodridge, IL	50,252		943	3,397	422	943	3,027	3,970	1,235	2004
Schererville, IN	67,600		1,134	5,589	85	1,134	5,674	6,808	1,193	2014
Boston I, MA	33,286		538	3,048	295	538	2,912	3,450	947	2010
Boston II, MA	59,920		1,516	8,628	952	1,516	7,118	8,634	3,214	2002
Boston III, MA	108,205		3,211	15,829	835	3,211	16,664	19,875	3,346	2014
Brockton I, MA	59,993		577	4,394	1,270	577	5,664	6,241	940	2015
Brockton II, MA	69,375		1,900	3,520	26	1,900	3,546	5,446	179	2019
East Bridgewater, MA	35,905		1,039	4,748	15	1,039	4,763	5,802	207	2019
Fall River, MA	75,900		1,794	11,684	102	1,794	11,786	13,580	506	2019

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2020
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(A)	Developed
Franklin, MA	63,405		2,034	5,704	18	2,034	5,722	7,756	271	2019
Haverhill, MA	60,589		669	6,610	244	669	6,854	7,523	1,113	2015
Holbrook, MA	56,100		1,688	8,033	77	1,688	8,110	9,798	374	2019
Lawrence, MA	34,672		585	4,737	286	585	5,023	5,608	843	2015
Leominster, MA	54,048		90	1,519	2,701	338	3,572	3,910	1,893	1998
Medford, MA	58,705		1,330	7,165	359	1,330	6,032	7,362	2,379	2007
Milford, MA	44,950		1,222	6,638	7	1,222	6,645	7,867	296	2019
New Bedford, MA	69,775		1,653	9,950	47	1,653	9,997	11,650	425	2019
Stoneham, MA	62,200		1,558	7,679	324	1,558	8,003	9,561	1,952	2013
Tewksbury, MA	62,402		1,537	7,579	289	1,537	7,867	9,404	1,686	2014
Walpole, MA	75,040		634	13,069	583	634	13,652	14,286	1,763	2016
Waltham, MA	87,840		2,683	14,491	4	2,683	14,495	17,178	746	2019
Annapolis I, MD	92,302	5,283	2,643	13,938	132	2,643	14,070	16,713	1,504	2017
Annapolis II, MD	78,331		2,425	17,890	55	2,425	17,945	20,370	942	2019
Baltimore, MD	96,550		1,050	5,997	1,753	1,173	5,576	6,749	2,591	2001
Beltsville, MD	63,657		1,277	6,295	183	1,268	6,471	7,739	1,551	2013
California, MD	77,840		1,486	4,280	389	1,486	3,659	5,145	1,507	2004
Capitol Heights, MD	79,600		2,704	13,332	72	2,704	13,405	16,109	2,311	2015
Clinton, MD	84,225		2,182	10,757	172	2,182	10,925	13,107	2,473	2013
District Heights, MD	80,365		1,527	8,313	670	1,527	7,802	9,329	2,306	2011
Elkridge, MD	63,475		1,155	5,695	255	1,120	5,986	7,106	1,395	2013
Gaithersburg I, MD	87,045		3,124	9,000	642	3,124	7,533	10,657	3,109	2005
Gaithersburg II, MD	74,050		2,383	11,750	98	2,383	11,848	14,231	2,057	2015
Hyattsville, MD	52,830		1,113	5,485	159	1,113	5,621	6,734	1,348	2013
Jessup, MD	83,908		2,399	13,541	66	2,399	13,607	16,006	273	2020
Laurel, MD	162,896		1,409	8,035	4456	1,928	9,516	11,444	4,348	2001
Temple Hills I, MD	97,270		1,541	8,788	2759	1,800	8,990	10,790	4,294	2001
Temple Hills II, MD	84,325		2,229	10,988	100	2,229	11,089	13,318	2,442	2014
Timonium, MD	66,717		2,269	11,184	274	2,269	11,458	13,727	2,542	2014
Upper Marlboro, MD	62,240		1,309	6,455	163	1,309	6,598	7,907	1,596	2013
Bloomington, MN	101,028		1,598	12,298	374	1,598	12,672	14,270	1,526	2016
Belmont, NC	81,850		385	2,196	1,086	451	2,461	2,912	1,176	2001
Burlington I, NC	109,170		498	2,837	959	498	2,978	3,476	1,542	2001
Burlington II, NC	42,165		320	1,829	600	340	1,882	2,222	883	2001
Cary, NC	111,650		543	3,097	1,003	543	3,394	3,937	1,698	2001
Charlotte I, NC	69,000		782	4,429	1,788	1,068	4,761	5,829	2,130	2002
Charlotte II, NC	53,683		821	8,764	78	821	8,842	9,663	1,018	2016
Charlotte III, NC	69,037		1,974	8,211	98	1,974	8,309	10,283	596	2018
Charlotte IV, NC	37,700		721	1,425	6	721	1,431	2,152	80	2019
Cornelius, NC	59,546		2,424	4,991	1,133	2,424	6,124	8,548	1,008	2015
Pineville, NC	77,747		2,490	9,169	212	2,490	9,380	11,870	1,538	2015
Raleigh, NC	48,675		209	2,398	483	296	2,402	2,698	1,329	1998
Bayonne, NJ	96,938			23,007	11	—	23,018	23,018	1,564	2019
Bordentown, NJ	50,550		457	2,255	204	457	2,445	2,902	639	2012
Brick, NJ	54,910		234	2,762	1,769	485	3,681	4,166	2,062	1996
Cherry Hill I, NJ	51,700		222	1,260	254	222	1,291	1,513	402	2010
Cherry Hill II, NJ	65,450		471	2,323	351	471	2,637	3,108	675	2012
Clifton, NJ	105,550		4,346	12,520	821	4,340	10,494	14,834	4,050	2005
Cranford, NJ	90,656		290	3,493	3,004	779	5,301	6,080	2,911	1996
East Hanover, NJ	107,704		504	5,763	4,790	1,315	8,568	9,883	4,764	1996
Egg Harbor I, NJ	36,025		104	510	200	104	700	804	200	2010
Egg Harbor II, NJ	70,400		284	1,608	482	284	1,865	2,149	601	2010
Elizabeth, NJ	38,684		751	2,164	761	751	2,360	3,111	975	2005
Fairview, NJ	27,896		246	2,759	840	246	2,978	3,224	1,602	1997
Freehold, NJ	81,470		1,086	5,355	415	1,086	5,731	6,817	1,478	2012
Hamilton, NJ	70,550		1,885	5,430	574	1,893	5,231	7,124	2,232	2006
Hoboken I, NJ	38,584		1,370	3,947	1,002	1,370	3,808	5,178	1,575	2005
Hoboken II, NJ	85,178		19,854	26,529	34	19,867	26,550	46,417	499	2020
Linden, NJ	100,425		517	6,008	2,837	1,043	7,294	8,337	4,063	1996
Lumberton, NJ	96,025		987	4,864	332	987	5,152	6,139	1,364	2012
Morris Township, NJ	77,226		500	5,602	3,529	1,072	7,468	8,540	3,964	1997
Parsippany, NJ	84,705		475	5,322	6,293	844	10,258	11,102	4,100	1997
Rahway, NJ	83,121		1,486	7,326	752	1,486	8,079	9,565	1,968	2013
Randolph, NJ	52,565		855	4,872	1,653	1,108	4,835	5,943	2,217	2002
Ridgefield, NJ	67,803		1,810	8,925	460	1,810	9,385	11,195	1,639	2015
Roseland, NJ	53,569		1,844	9,759	462	1,844	10,221	12,065	1,667	2015
Sewell, NJ	59,226		484	2,766	1,480	706	3,168	3,874	1,557	2001
Somerset, NJ	57,335		1,243	6,129	624	1,243	6,751	7,994	1,755	2012
Whippany, NJ	92,070		2,153	10,615	680	2,153	11,295	13,448	2,714	2013
Albuquerque I, NM	65,927		1,039	3,395	474	1,039	2,743	3,782	1,081	2005
Albuquerque II, NM	58,798		1,163	3,801	447	1,163	3,020	4,183	1,194	2005
Albuquerque III, NM	57,536		664	2,171	443	664	1,860	2,524	759	2005
Henderson, NV	75,150		1,246	6,143	144	1,246	6,286	7,532	1,250	2014
Las Vegas I, NV	48,732		1,851	2,986	614	1,851	3,183	5,034	1,743	2006
Las Vegas II, NV	71,425		3,354	5,411	2,955	3,355	7,783	11,138	2,981	2006
Las Vegas III, NV	84,400		1,171	10,034	140	1,171	10,174	11,345	1,248	2016
Las Vegas IV, NV	90,527		1,116	8,575	398	1,116	8,973	10,089	1,180	2016
Las Vegas V, NV	107,226		1,460	9,560	198	1,460	9,758	11,218	1,164	2016
Las Vegas VI, NV	92,732		1,386	12,299	182	1,386	12,481	13,867	1,382	2016
Las Vegas VII, NV	94,525		1,575	11,483	216	1,575	11,699	13,274	759	2018
Las Vegas VIII, NV	59,565		2,186	13,334	1	2,186	13,335	15,521	31	2020
Baldwin, NY	61,355		1,559	7,685	692	1,559	8,376	9,935	1,499	2015
Brightwaters, NY	22,502		2,216	4,029	2	2,216	4,031	6,247	11	2020
Bronx I, NY	67,864		2,014	11,411	1,443	2,014	11,260	13,274	3,697	2010
Bronx II, NY	99,028		—	28,289	11,802	10,019	29,537	39,556	8,650	2011
Bronx III, NY	105,835		6,459	36,180	286	6,460	32,119	38,579	9,342	2011
Bronx IV, NY	77,015		—	22,074	179	—	19,597	19,597	5,716	2011
Bronx V, NY	54,704		—	17,556	279	—	15,724	15,724	4,595	2011
Bronx VI, NY	45,970		—	16,803	400	—	15,171	15,171	4,441	2011
Bronx VII, NY	78,700		—	22,512	246	—	22,866	22,866	6,426	2012
Bronx VIII, NY	30,550		1,245	6,137	406	1,251	6,572	7,823	1,830	2012
Bronx IX, NY	147,810	21,030	7,967	39,279	1,647	7,967	40,921	48,888	11,413	2012
Bronx X, NY	159,805	23,148	9,090	44,816	637	9,090	45,422	54,512	12,196	2012

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2020
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(A)	Developed
Bronx XI, NY	46,425		—	17,130	391	—	17,523	17,523	3,181	2014
Bronx XII, NY	100,945		—	31,603	114	—	31,717	31,717	4,716	2016
Bronx XIII, NY	199,459		19,622	68,378	1,193	19,684	69,509	89,193	6,184	2018
Bronx XIV, NY	110,630		—	49,649	1	—	49,650	49,650	—	2020
Brooklyn I, NY	64,631		1,795	10,172	475	1,795	9,226	11,021	3,004	2010
Brooklyn II, NY	60,845		1,601	9,073	578	1,601	8,331	9,932	2,750	2010
Brooklyn III, NY	41,610		2,772	13,570	208	2,772	13,860	16,632	4,045	2011
Brooklyn IV, NY	37,560		2,283	11,184	282	2,284	11,529	13,813	3,364	2011
Brooklyn V, NY	47,070		2,374	11,636	164	2,374	11,853	14,227	3,446	2011
Brooklyn VI, NY	74,180		4,210	20,638	180	4,211	20,925	25,136	6,081	2011
Brooklyn VII, NY	72,725		5,604	27,452	473	5,604	28,090	33,694	8,151	2011
Brooklyn VIII, NY	61,525		4,982	24,561	273	4,982	24,834	29,816	5,257	2014
Brooklyn IX, NY	46,950		2,966	14,620	314	2,966	14,935	17,901	3,158	2014
Brooklyn X, NY	55,913		3,739	7,703	3,154	4,885	9,710	14,595	1,695	2015
Brooklyn XI, NY	110,025		10,093	35,385	256	10,093	35,641	45,734	5,212	2016
Brooklyn XII, NY	131,813		7,249	40,230	43	7,250	40,272	47,522	4,149	2017
Brooklyn XIII, NY	89,580		16,159	27,974	2	16,159	27,976	44,135	622	2020
Brooklyn XIV, NY	77,496		—	22,671	20	—	22,691	22,691	—	2020
Brooklyn XV, NY	70,025	15,713	31,031	28,476	21	31,031	28,497	59,528	—	2020
College Point, NY	131,382		39,273	49,781	21	39,273	49,802	89,075	—	2020
Flushing I, NY	64,995		17,177	17,356	123	17,177	17,479	34,656	1,018	2018
Flushing II, NY	168,069	54,300	54,458	98,876	21	54,458	98,897	153,355	—	2020
Holbrook, NY	60,372		2,029	10,737	97	2,029	10,834	12,863	1,763	2015
Jamaica I, NY	91,483		2,043	11,658	3,092	2,043	12,015	14,058	5,543	2001
Jamaica II, NY	92,780		5,391	26,413	462	5,391	27,018	32,409	7,884	2011
Long Island City I, NY	88,800		5,700	28,101	284	5,700	28,385	34,085	5,465	2014
Long Island City II, NY	66,069	19,094	23,927	30,005	21	23,928	30,025	53,953	—	2020
Long Island City III, NY	81,430	19,106	—	42,044	20	—	42,064	42,064	—	2020
Long Island City IV, NY	67,855	12,852	21,389	26,622	21	21,389	26,643	48,032	—	2020
New Rochelle I, NY	44,076		1,673	4,827	1,242	1,673	4,958	6,631	2,026	2005
New Rochelle II, NY	63,385		3,167	2,713	481	3,762	18,953	22,715	5,311	2012
New York, NY	95,050	29,981	42,022	38,753	414	42,022	39,167	81,189	3,796	2017
North Babylon, NY	78,350		225	2,514	4,271	568	5,632	6,200	3,102	1998
Queens I, NY	82,875		5,158	12,339	1,212	5,160	13,549	18,709	2,419	2015
Queens II, NY	90,548		6,208	25,815	532	6,208	26,347	32,555	4,478	2016
Queens III, NY	87,168		13,663	32,025	270	13,663	32,295	45,958	2,347	2019
Riverhead, NY	38,690		1,068	1,149	240	1,068	876	1,944	366	2005
Southold, NY	59,945		2,079	2,238	363	2,079	1,753	3,832	738	2005
Staten Island, NY	96,573		1,919	9,463	960	1,919	10,423	12,342	2,520	2013
Tuckahoe, NY	51,248		2,363	17,411	374	2,363	12,014	14,377	3,496	2011
West Hempstead, NY	83,395		2,237	11,030	283	2,237	11,276	13,513	2,959	2012
White Plains, NY	85,894		3,295	18,049	1,303	3,295	16,854	20,149	5,142	2011
Woodhaven, NY	50,435		2,015	11,219	314	2,015	10,235	12,250	2,943	2011
Wyckoff, NY	60,440		1,961	11,113	453	1,961	10,081	12,042	3,208	2010
Yorktown, NY	78,909		2,382	11,720	245	2,382	11,979	14,361	3,504	2011
Cleveland I, OH	46,000		525	2,592	400	524	2,249	2,773	876	2005
Cleveland II, OH	58,325		290	1,427	274	289	1,227	1,516	492	2005
Columbus I, OH	71,905		1,234	3,151	191	1,239	2,867	4,106	1,396	2006
Columbus II, OH	36,809		769	3,788	433	769	4,221	4,990	845	2014
Columbus III, OH	51,200		326	1,607	142	326	1,750	2,076	363	2014
Columbus IV, OH	61,150		443	2,182	165	443	2,346	2,789	476	2014
Columbus V, OH	73,325		838	4,128	168	838	4,296	5,134	857	2014
Columbus VI, OH	63,525		701	3,454	280	701	3,734	4,435	726	2014
Grove City, OH	89,290		1,756	4,485	386	1,761	4,250	6,011	1,996	2006
Hilliard, OH	89,290		1,361	3,476	376	1,366	3,364	4,730	1,592	2006
Lakewood, OH	39,332		405	854	711	405	474	879	209	1989
Lewis Center, OH	76,224		1,056	5,206	163	1,056	5,369	6,425	1,076	2014
Middleburg Heights, OH	93,200		63	704	2,481	332	2,510	2,842	1,337	1980
North Olmsted I, OH	48,672		63	704	1,665	214	1,861	2,075	1,010	1979
North Olmsted II, OH	47,850		290	1,129	1,318	469	1,019	1,488	775	1988
North Randall, OH	80,297		515	2,323	3,333	898	4,036	4,934	2,047	1998
Reynoldsburg, OH	67,245		1,290	3,295	452	1,295	3,286	4,581	1,564	2006
Strongsville, OH	43,683		570	3,486	460	570	3,111	3,681	1,346	2007
Warrensville Heights, OH	90,281		525	766	3,325	935	3,468	4,403	1,845	1980
Westlake, OH	62,700		509	2,508	358	508	2,081	2,589	828	2005
Conshohocken, PA	81,285		1,726	8,508	377	1,726	8,832	10,558	2,301	2012
Exton, PA	57,750		541	2,668	263	519	2,919	3,438	746	2012
Langhorne, PA	64,838		1,019	5,023	619	1,019	5,641	6,660	1,479	2012
Levittown, PA	77,815		926	5,296	1,407	926	4,983	5,909	2,402	2001
Malvern, PA	18,820		2,959	18,198	1,976	2,959	20,115	23,074	3,855	2013
Montgomeryville, PA	84,145		975	4,809	486	975	5,233	6,208	1,350	2012
Norristown, PA	74,560		662	3,142	2,478	638	5,750	6,388	1,374	2011
Philadelphia I, PA	96,864		1,461	8,334	3,028	1,461	8,011	9,472	3,574	2001
Philadelphia II, PA	68,279		1,012	4,990	333	1,012	5,323	6,335	1,174	2014
Exeter, RI	41,275		547	2,697	380	547	3,077	3,624	597	2014
Johnston, RI	77,275		1,061	5,229	166	1,061	5,395	6,456	1,067	2014
Wakefield, RI	47,895		823	4,058	219	823	4,278	5,101	828	2014
Charleston I, SC	58,840		606	1,763	181	606	1,944	2,550	100	2019
Charleston II, SC	40,950		570	1,986	95	570	2,081	2,651	98	2019
Goose Creek I, SC	52,475		771	5,307	77	771	5,384	6,155	233	2019
Goose Creek II, SC	41,419		409	2,641	139	409	2,780	3,189	111	2019
Mount Pleasant, SC	72,671		1,434	9,826	57	1,434	9,883	11,317	435	2019
North Charleston I, SC	54,955		755	5,349	38	755	5,387	6,142	233	2019
North Charleston II, SC	56,895		809	2,129	41	809	2,170	2,979	109	2019
North Charleston III, SC	54,184		763	2,038	94	763	2,132	2,895	107	2019
Woonsocket, RI	79,100		1,049	5,172	563	1,049	5,734	6,783	1,103	2014
Antioch, TN	75,985		588	4,906	464	588	3,935	4,523	1,534	2005
Nashville I, TN	108,490		405	3,379	1,237	405	3,569	3,974	1,359	2005
Nashville II, TN	83,174		593	4,950	379	593	3,962	4,555	1,556	2005
Nashville III, TN	101,525		416	3,469	611	416	3,744	4,160	1,743	2006
Nashville IV, TN	102,450		992	8,274	574	992	7,603	8,595	3,617	2006
Nashville V, TN	74,560	2,261	895	4,311	926	895	5,238	6,133	1,149	2015
Nashville VI, TN	72,416		2,749	7,702	276	2,749	7,978	10,727	1,304	2015

						Gross Carrying Amount at
			Initial Cost		Costs	December 31, 2020
				Buildings	Subsequent		Buildings		Accumulated	Year
	Square			&	to		&		Depreciation	Acquired/
Description	Footage	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total	(A)	Developed
Nashville VII, TN	65,681		1,116	8,592	20	1,116	8,612	9,728	378	2019
Nashville VIII, TN	71,234		1,363	8,820	21	1,363	8,841	10,204	391	2019
Allen, TX	62,330		714	3,519	149	714	3,656	4,370	988	2012
Austin I, TX	59,645		2,239	2,038	344	2,239	1,787	4,026	701	2005
Austin II, TX	64,310		734	3,894	580	738	3,910	4,648	1,703	2006
Austin III, TX	70,585		1,030	5,468	377	1,035	5,139	6,174	2,255	2006
Austin IV, TX	65,258		862	4,250	536	862	4,786	5,648	1,056	2014
Austin V, TX	67,850		1,050	5,175	363	1,050	5,539	6,589	1,137	2014
Austin VI, TX	63,150		1,150	5,669	353	1,150	6,023	7,173	1,220	2014
Austin VII, TX	71,023		1,429	6,263	380	1,429	6,642	8,071	1,085	2015
Austin VIII, TX	61,038		2,935	7,007	102	2,935	7,109	10,044	1,205	2016
Austin IX, TX	78,505		1,321	9,643	63	1,321	9,706	11,027	985	2018
Austin X, TX	85,225		1,365	8,310	2	1,366	8,311	9,677	44	2020
Carrollton, TX	77,430		661	3,261	174	661	3,423	4,084	879	2012
Cedar Park, TX	86,725		3,350	7,950	443	3,350	8,393	11,743	1,372	2016
College Station, TX	26,550		812	740	252	813	709	1,522	263	2005
Cypress, TX	58,201		360	1,773	217	360	1,968	2,328	531	2012
Dallas I, TX	58,582		2,475	2,253	533	2,475	2,034	4,509	816	2005
Dallas II, TX	76,673		940	4,635	263	940	4,899	5,839	1,149	2013
Dallas III, TX	82,920		2,608	12,857	661	2,608	13,518	16,126	2,590	2014
Dallas IV, TX	116,513		2,369	11,850	219	2,369	12,068	14,437	2,230	2015
Dallas V, TX	54,400		—	11,604	111	—	11,717	11,717	2,045	2015
Denton, TX	64,446		553	2,936	711	569	3,151	3,720	1,233	2006
Fort Worth I, TX	50,066		1,253	1,141	382	1,253	1,146	2,399	459	2005
Fort Worth II, TX	72,900		868	4,607	457	874	4,393	5,267	1,973	2006
Fort Worth III, TX	82,395		1,000	4,928	350	1,000	5,279	6,279	978	2015
Fort Worth IV, TX	77,329		1,274	7,693	46	1,274	7,739	9,013	1,190	2016
Fort Worth V, TX	78,675		1,271	5,485	88	1,271	5,573	6,844	191	2019
Frisco I, TX	52,894		1,093	3,148	267	1,093	2,666	3,759	1,062	2005
Frisco II, TX	71,011		1,564	4,507	292	1,564	3,765	5,329	1,500	2005
Frisco III, TX	76,281		1,147	6,088	777	1,154	6,053	7,207	2,659	2006
Frisco IV, TX	74,875		719	4,072	427	719	3,903	4,622	1,249	2010
Frisco V, TX	74,165		1,159	5,714	184	1,159	5,897	7,056	1,296	2014
Frisco VI, TX	69,176		1,064	5,247	182	1,064	5,429	6,493	1,103	2014
Garland I, TX	70,100		751	3,984	780	767	4,169	4,936	1,831	2006
Garland II, TX	68,425		862	4,578	358	862	4,338	5,200	1,869	2006
Grapevine, TX	77,094		1,211	8,559	149	1,211	8,708	9,919	1,330	2016
Houston III, TX	61,590		575	524	545	576	884	1,460	372	2005
Houston IV, TX	43,750		960	875	775	961	1,342	2,303	535	2005
Houston V, TX	121,189		1,153	6,122	2,055	991	7,427	8,418	3,006	2006
Houston VI, TX	54,690		575	524	5,867	983	5,067	6,050	1,549	2011
Houston VII, TX	46,981		681	3,355	199	681	3,554	4,235	1,024	2012
Houston VIII, TX	54,078		1,294	6,377	507	1,294	6,860	8,154	1,837	2012
Houston IX, TX	51,208		296	1,459	215	296	1,657	1,953	449	2012
Houston X, TX	95,529		5,267	12,667	28	5,267	12,695	17,962	987	2018
Houston XI, TX	80,930		5,616	15,330	122	5,616	15,452	21,068	954	2018
Humble, TX	70,700		706	5,727	144	706	5,871	6,577	965	2015
Katy, TX	71,118		1,329	6,552	103	1,329	6,656	7,985	1,505	2013
Keller, TX	89,035		1,330	7,960	358	1,331	7,703	9,034	2,329	2006/2017
Lewisville I, TX	67,265		476	2,525	552	492	2,638	3,130	1,147	2006
Lewisville II, TX	128,241		1,464	7,217	563	1,464	7,780	9,244	1,849	2013
Lewisville III, TX	93,855		1,307	15,025	286	1,307	15,311	16,618	2,084	2016
Little Elm I, TX	60,165		892	5,529	146	892	5,675	6,567	811	2016
Little Elm II, TX	96,236		1,219	9,864	168	1,219	10,032	11,251	1,411	2016
Mansfield I, TX	71,832		837	4,443	618	843	4,477	5,320	1,899	2006
Mansfield II, TX	57,375		662	3,261	176	662	3,425	4,087	945	2012
Mansfield III, TX	71,000		947	4,703	253	947	4,956	5,903	647	2016
McKinney I, TX	46,770		1,632	1,486	382	1,634	1,446	3,080	539	2005
McKinney II, TX	70,050		855	5,076	414	857	4,853	5,710	2,141	2006
McKinney III, TX	53,650		652	3,213	92	652	3,304	3,956	640	2014
North Richland Hills, TX	57,200		2,252	2,049	282	2,252	1,704	3,956	671	2005
Pearland, TX	72,050		450	2,216	635	450	2,838	3,288	729	2012
Richmond, TX	102,275		1,437	7,083	270	1,437	7,354	8,791	1,656	2013
Roanoke, TX	59,240		1,337	1,217	298	1,337	1,142	2,479	424	2005
San Antonio I, TX	73,315		2,895	2,635	591	2,895	2,375	5,270	869	2005
San Antonio II, TX	73,005		1,047	5,558	573	1,052	5,438	6,490	2,241	2006
San Antonio III, TX	71,555		996	5,286	573	996	5,136	6,132	2,107	2007
San Antonio IV, TX	61,500		829	3,891	182	829	4,073	4,902	513	2016
San Antonio V, TX	74,645		1,066	7,411	52	1,066	7,463	8,529	192	2020
Spring, TX	78,686		580	3,081	586	580	3,175	3,755	1,330	2006
Westworth Village, TX	79,955		1,085	7,643	8	1,085	7,651	8,736	21	2020
Murray I, UT	60,280		3,847	1,017	614	3,847	1,246	5,093	555	2005
Murray II, UT	70,796		2,147	567	742	2,147	1,048	3,195	433	2005
Salt Lake City I, UT	56,446		2,695	712	626	2,696	1,037	3,733	476	2005
Salt Lake City II, UT	51,676		2,074	548	484	1,937	774	2,711	354	2005
Alexandria, VA	114,100		2,812	13,865	283	2,812	14,060	16,872	3,773	2012
Arlington, VA	95,993		6,836	9,843	102	6,836	9,946	16,782	32	2015
Burke Lake, VA	91,267		2,093	10,940	1,266	2,093	10,606	12,699	3,340	2011
Dumfries, VA	79,815		1,810	13,774	—	1,810	13,774	15,584	—	2020
Fairfax, VA	73,265		2,276	11,220	348	2,276	11,538	13,814	3,056	2012
Fredericksburg I, VA	69,475		1,680	4,840	479	1,680	4,198	5,878	1,583	2005
Fredericksburg II, VA	61,057		1,757	5,062	507	1,758	4,410	6,168	1,699	2005
Leesburg, VA	85,503		1,746	9,894	218	1,746	8,821	10,567	2,560	2011
Manassas, VA	72,745		860	4,872	380	860	4,566	5,426	1,460	2010
McLearen, VA	68,960		1,482	8,400	271	1,482	7,515	8,997	2,395	2010
Vienna, VA	55,260		2,300	11,340	287	2,300	11,574	13,874	3,022	2012
Divisional Offices					865		865	865	234
	38,543,757		1,062,283	4,041,739	379,964	1,093,503	4,122,995	5,216,498	930,371

(A)	Depreciation on the buildings and improvements is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years.

Activity in storage properties during the period from January 1, 2018 through December 31, 2020 was as follows (in thousands):

	2020	2019	2018
Storage properties*
Balance at beginning of year	$4,699,844	$4,463,455	$4,161,715
Acquisitions & improvements	825,247	364,324	381,182
Fully depreciated assets	(83,418)	(81,717)	(26,125)
Dispositions and other	(8,533)	(3,033)	(8,735)
Construction in progress, net	14,718	(43,185)	(44,582)
Right-of-use assets - finance leases	41,896	—	—
Balance at end of year	$5,489,754	$4,699,844	$4,463,455

Accumulated depreciation*
Balance at beginning of year	$925,359	$862,487	$752,925
Depreciation expense	143,952	145,233	138,510
Fully depreciated assets	(83,418)	(81,717)	(26,125)
Dispositions and other	(1,953)	(644)	(2,823)
Balance at end of year	$983,940	$925,359	$862,487
Storage properties, net	$4,505,814	$3,774,485	$3,600,968

*These amounts include equipment that is housed at the Company’s stores which is excluded from Schedule III above.

As of December 31, 2020, the aggregate cost of Storage properties for federal income tax purposes was approximately $5,555.3 million.

Exhibit 21.1

Subsidiary	Jurisdiction of Organization
101 OLD WINDSOR ROAD, LLC	Delaware
1053 CROMWELL AVENUE, LLC	Delaware
12250 El Dorado Parkway, LLC	Delaware
12902 South 301 Highway, LLC	Delaware
1575 NORTH BLAIRS BRIDGE ROAD, LLC	Delaware
186 Jamaica Ave TRS, LLC	Delaware
186 JAMAICA AVE, LLC	Delaware
191 CUBE SOUTHEAST FL, LLC	Delaware
191 CUBE SOUTHEAST GA, LLC	Delaware
191 CUBE SOUTHEAST SC, LLC	Delaware
191 III CUBE 2 LLC	Delaware
191 III CUBE BORDEAUX SUB, LLC	Delaware
191 III CUBE CHATTANOOGA SUB, LLC	Delaware
191 III CUBE GA SUB LLC	Delaware
191 III CUBE GOODLETTSVILLE I SUB, G.P.	Delaware
191 III CUBE GOODLETTSVILLE II SUB, G.P.	Delaware
191 III CUBE GRANDVILLE SUB, LLC	Delaware
191 III CUBE KNOXVILLE I SUB, G.P.	Delaware
191 III CUBE KNOXVILLE II SUB, G.P.	Delaware
191 III CUBE KNOXVILLE III SUB, G.P.	Delaware
191 III Cube LLC	Delaware
191 III CUBE MA SUB LLC	Delaware
191 III CUBE MURFREESBORO SUB, LLC	Delaware
191 III CUBE NC SUB LLC	Delaware
191 III CUBE NEW BEDFORD SUB, LLC	Delaware
191 III CUBE OLD HICKORY SUB, LLC	Delaware
191 III CUBE SC SUB LLC	Delaware
191 III CUBE SUB HOLDINGS 1 LLC	Delaware
191 III CUBE SUB HOLDINGS 2 LLC	Delaware
191 III CUBE SUB HOLDINGS 3 LLC	Delaware
191 III CUBE SUB HOLDINGS 4 LLC	Delaware
191 III CUBE SUB HOLDINGS 5 LLC	Delaware
191 III CUBE SUB HOLDINGS 6 LLC	Delaware
191 III CUBE SUB HOLDINGS 7 LLC	Delaware
191 III CUBE SUB HOLDINGS 8 LLC	Delaware
191 III CUBE TN SUB LLC	Delaware
191 III CUBE TRINITY SUB, LLC	Delaware
191 IV CUBE LLC	Delaware
191 IV CUBE SOUTHEAST LLC	Delaware
2225 46TH ST TRS, LLC	Delaware
2225 46TH ST, LLC	Delaware
2301 TILLOTSON AVE, LLC	Delaware
251 JAMAICA AVE, LLC	Delaware
2701 S. CONGRESS AVENUE, LLC	Delaware
2880 Exterior St, LLC	Delaware
2880 EXTERIOR STREET TRS, LLC	Delaware
295 E. Ocotillo Road, LLC	Delaware
3068 CROPSEY AVENUE, LLC	Delaware
3103 N. Decatur Road, LLC	Delaware
33-24 Woodside Avenue, LLC	Delaware
338 3RD Avenue, LLC	Delaware
38-01 47TH Avenue, LLC	Delaware
38300 North Gantzel Road, LLC	Delaware
39-25 21ST Street, LLC	Delaware
41-06 Delong Street - Retail, LLC	Delaware
41-06 Delong Street, LLC	Delaware

Subsidiary	Jurisdiction of Organization
4211 BELLAIRE BLVD., LLC	Delaware
430 1ST AVENUE SOUTH, LLC	Delaware
4370 Fountain Hills Drive NE, LLC	Delaware
444 55TH STREET HOLDINGS TRS, LLC	Delaware
444 55TH STREET HOLDINGS, LLC	Delaware
444 55TH STREET VENTURE, LLC	Delaware
444 55TH STREET, LLC	Delaware
4441 Alma Road, LLC	Delaware
5 Old Lancaster Associates, LLC	Pennsylvania
500 MILDRED AVENUE PRIMOS, LLC	Delaware
5505 Maple Ave, LLC	Delaware
5700 WASHINGTON AVENUE, LLC	Delaware
5715 BURNET ROAD, LLC	Delaware
610 SAWDUST ROAD, LLC	Delaware
7205 Vanderbilt Way, LLC	Delaware
8552 BAYMEADOWS ROAD, LLC	Delaware
9641 Annapolis Road, LLC	Delaware
CONSHOHOCKEN GP II, LLC	Delaware
CS 1158 MCDONALD AVE, LLC	Delaware
CS 160 EAST 22ND ST, LLC	Delaware
CS 2087 HEMPSTEAD TPK, LLC	Delaware
CS 750 W MERRICK RD, LLC	Delaware
CS ANNAPOLIS HOLDINGS, LLC	Delaware
CS ANNAPOLIS, LLC	Delaware
CS CAPITAL INVESTORS, LLC	Delaware
CS FLORIDA AVENUE, LLC	Delaware
CS SDP EVERETT BORROWER, LLC	Delaware
CS SDP Everett, LLC	Delaware
CS SDP Newtonville, LLC	Delaware
CS SDP WALTHAM BORROWER, LLC	Delaware
CS SDP WALTHAM, LLC	Delaware
CS SHIRLINGTON, LLC	Delaware
CS SNL NEW YORK AVE, LLC	Delaware
CS SNL OPERATING COMPANY, LLC	Delaware
CS VALLEY FORGE VILLAGE STORAGE, LLC	Delaware
CS VENTURE I, LLC	Delaware
CS Vienna, LLC	Delaware
CUBE HHF Limited Partnership	Delaware
CUBE HHF NORTHEAST CT, LLC	Delaware
CUBE HHF NORTHEAST MA, LLC	Delaware
CUBE HHF NORTHEAST RI, LLC	Delaware
CUBE HHF NORTHEAST SUB HOLDINGS LLC	Delaware
CUBE HHF NORTHEAST TRS, LLC	Delaware
CUBE HHF NORTHEAST VENTURE LLC	Delaware
CUBE HHF NORTHEAST VT, LLC	Delaware
CUBE HHF TRS, LLC	Delaware
CUBE III TN ASSET MANAGEMENT, LLC	Delaware
CUBE III TRS 2 LLC	Delaware
CUBE III TRS LLC	Delaware
CUBE IV SOUTHEAST TRS LLC	Delaware
CUBE IV TRS LLC	Delaware
CUBE VENTURE GP, LLC	Delaware
CubeSmart	Maryland
CUBESMART 338 3RD AVENUE, LLC	Delaware
CUBESMART 39-25 21ST STREET, LLC	Delaware
CubeSmart Asset Management, LLC	Delaware

Subsidiary	Jurisdiction of Organization
CUBESMART BARTOW, LLC	Delaware
CUBESMART BOSTON ROAD, LLC	Delaware
CUBESMART CLINTON, LLC	Delaware
CUBESMART CYPRESS, LLC	Delaware
CUBESMART EAST 135TH, LLC	Delaware
CubeSmart Management, LLC	Delaware
CUBESMART SOUTHERN BLVD, LLC	Delaware
CUBESMART SWISS AVE, LLC	Delaware
CUBESMART TEMPLE HILLS, LLC	Delaware
CUBESMART TIMONIUM BORROWER, LLC	Delaware
CubeSmart Timonium, LLC	Delaware
CubeSmart TRS, Inc.	Ohio
CubeSmart, L.P.	Delaware
EAST COAST GP, LLC	Delaware
EAST COAST STORAGE PARTNERS, L.P.	Delaware
FREEHOLD MT, LLC	Delaware
LANGHORNE GP II, LLC	Delaware
Lantana Property Owner's Association, Inc.	Florida
MONTGOMERYVILLE GP II, LLC	Delaware
Old Lancaster Venture, L.P.	Pennsylvania
PSI Atlantic Austin TX, LLC	Delaware
PSI Atlantic Brockton MA, LLC	Delaware
PSI Atlantic Cornelius NC, LLC	Delaware
PSI Atlantic Haverhill MA, LLC	Delaware
PSI Atlantic Holbrook NY, LLC	Delaware
PSI Atlantic Humble TX, LLC	Delaware
PSI Atlantic Lawrence MA, LLC	Delaware
PSI Atlantic Lithia Springs GA, LLC	Delaware
PSI Atlantic Nashville TN, LLC	Delaware
PSI Atlantic NPB FL, LLC	Delaware
PSI Atlantic Pineville NC, LLC	Delaware
PSI Atlantic Surprise AZ, LLC	Delaware
PSI Atlantic TRS, LLC	Delaware
PSI Atlantic Villa Rica GA, LLC	Delaware
PSI Atlantic Villa Rica Parcel Owner, LLC	Delaware
PSI Atlantic, LLC	Delaware
R STREET STORAGE ASSOCIATES, LLC	Maryland
SHIRLINGTON RD II, LLC	Delaware
SHIRLINGTON RD TRS, LLC	Delaware
SHIRLINGTON RD, LLC	Delaware
SOMERSET MT, LLC	Delaware
STORAGE PARTNERS OF CONSHOHOCKEN, L.P.	Delaware
Storage Partners of Freehold II, LLC	Delaware
Storage Partners of Langhorne II, LP	Delaware
STORAGE PARTNERS OF MONTGOMERYVILLE, L.P.	Delaware
STORAGE PARTNERS OF SOMERSET, LLC	Delaware
UNITED-HSRE I, L.P.	Delaware
U-Store-It Development LLC	Delaware
U-Store-It Trust Luxembourg S.ar.l.	Luxembourg
Valley Forge Storage Venture, LLC	Delaware
Wider Reach, LLC	Delaware
YSI HART TRS, INC	Delaware
YSI I LLC	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
CubeSmart:

We consent to the incorporation by reference in the registration statement (No. 333-236886) on Form S-3 of CubeSmart and CubeSmart, L.P. and (Nos. 333-211787, 333-167623, 333-143126, 333-143125, 333-143124, 333-119987 and 333-216768) on Form S-8 of CubeSmart of our reports dated February 26, 2021, with respect to the consolidated balance sheets of CubeSmart as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the Consolidated Financial Statements), and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the Consolidated Financial Statements refers to a change in the method of accounting for leases.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 26, 2021

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Partners of CubeSmart, L.P. and the Board of Trustees of CubeSmart:

We consent to the incorporation by reference in the registration statement (No. 333-236886) on Form S-3 of CubeSmart and CubeSmart, L.P. and (Nos. 333-211787, 333-167623, 333-143126, 333-143125, 333-143124, 333-119987 and 333-216768) on Form S-8 of CubeSmart of our reports dated February 26, 2021, with respect to the consolidated balance sheets of CubeSmart, L.P. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the Consolidated Financial Statements), and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the Consolidated Financial Statements refers to a change in the method of accounting for leases.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 26, 2021

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher P. Marr, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 26, 2021	/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

6
Date: February 26, 2021	/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Exhibit 31.3

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher P. Marr, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

6
Date: February 26, 2021	/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Exhibit 31.4

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 26, 2021	/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer and Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of

the

Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and Chief Financial Officer of CubeSmart (the “Company”), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2020 (the “Report”) filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

6
Date: February 26, 2021	/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Date: February 26, 2021	/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification of Chief Executive Officer and Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of

the

Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and Chief Financial Officer of CubeSmart L.P. (the “Company”), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2020 (the “Report”) filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

6
Date: February 26, 2021	/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Date: February 26, 2021	/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of common shares and preferred shares of CubeSmart and debt securities of CubeSmart, L.P. (the “Operating Partnership”), and the qualification and taxation of CubeSmart as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). This discussion reflects changes to the U.S. federal income tax laws made by legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”), which was signed into law on December 22, 2017, and the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was signed into law on March 27, 2020.

This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. The discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, regulated investment companies, REITs, tax-exempt organizations (except to the limited extent discussed below under “Taxation of Tax-Exempt Shareholders”), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “Taxation of Non-U.S. Shareholders”), an entity treated as a U.S. corporation on account of the inversion rules, persons holding our securities as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, persons subject to the alternative minimum tax provisions of the Code, persons holding our securities through a partnership or similar pass-through entity and other persons subject to special tax rules. This summary deals only with investors who hold common shares or preferred shares of CubeSmart or debt securities of the Operating Partnership as “capital assets” within the meaning of Section 1221 of the Code. This discussion is not intended to be, and should not be construed as, tax advice.

The statements in this section are not intended to be, and should not be construed as, tax advice. The information in this summary is based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed in this summary. Therefore, it is possible that the IRS could challenge the statements in this summary, which do not bind the IRS or the courts, and that a court could agree with the IRS.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of common shares or preferred shares of CubeSmart and debt securities of the Operating Partnership, and of CubeSmart’s election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of CubeSmart

Qualification of CubeSmart as a REIT

CubeSmart elected to be taxed as a REIT under the U.S. federal income tax laws beginning with its short taxable year ended December 31, 2004. CubeSmart believes that, beginning with such short taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code and intends to continue to operate in such a manner. However, there can be no assurance that CubeSmart has qualified or will remain qualified as a REIT.

CubeSmart’s continued qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that CubeSmart earns from specified sources, the percentage of its assets that falls within specified categories, the diversity of its share ownership, and the percentage of its earnings that CubeSmart distributes. Accordingly, no assurance can be given that the actual results of CubeSmart’s operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of its failure to qualify as a REIT, see “Requirements for Qualification — Failure to Qualify” below.

Pursuant to CubeSmart’s declaration of trust, CubeSmart’s board of trustees has the authority to make any tax elections on its behalf that, in its sole judgment, are in CubeSmart’s best interest. This authority includes the ability to revoke or otherwise terminate CubeSmart’s status as a REIT. CubeSmart’s board of trustees has the authority under its declaration of trust to make these elections without the necessity of obtaining the approval of CubeSmart’s shareholders. In addition, CubeSmart’s board of trustees has the authority to waive any restrictions and limitations contained in its declaration of trust that are intended to preserve CubeSmart’s status as a REIT during any period in which its board of trustees has determined not to pursue or preserve CubeSmart’s status as a REIT.

Taxation of CubeSmart as a REIT

The sections of the Code relating to qualification and operation as a REIT, and the U.S. federal income taxation of a REIT, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations.

If CubeSmart qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its shareholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning shares in a corporation. However, CubeSmart will be subject to federal tax in the following circumstances:

●CubeSmart is subject to the corporate federal income tax on any taxable income, including net capital gain that it does not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

●For tax years beginning before January 1, 2018, CubeSmart may be subject to the corporate “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

●CubeSmart is subject to tax, at the highest corporate rate (35% for tax years beginning on or before December 31, 2017 and 21% for tax years beginning after that date), on net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that it holds primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.

●CubeSmart is subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that it holds primarily for sale to customers in the ordinary course of business.

●If CubeSmart fails to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification — Gross Income Tests,” but nonetheless continues to qualify as a REIT because it meets other requirements, CubeSmart will be subject to a 100% tax on: the greater of the amount by which it fails the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect its profitability.

●If CubeSmart fails to distribute during a calendar year at least the sum of: (1) 85% of its REIT ordinary income for the year, (2) 95% of its REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then CubeSmart will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed.

●If CubeSmart fails any of the asset tests, as described below under “Requirements for Qualification — Asset Tests,” other than certain de minimis failures, but its failure was due to reasonable cause and not to willful neglect, and it nonetheless maintains its REIT qualification because of specified cure provisions, CubeSmart will pay a tax equal to the greater of $50,000 or the highest federal income tax rate (currently 21%) then applicable to U.S. corporations on the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

The amount of gain on which CubeSmart will pay tax generally is the lesser of the amount of gain that it recognizes at the time of the sale or disposition, and the amount of gain that it would have recognized if it had sold the asset at the time CubeSmart acquired it.

●If CubeSmart fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, it will be required to pay a penalty of $50,000 for each such failure.

●CubeSmart may elect to retain its net long-term capital gain and pay income tax on such gain.

●CubeSmart will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

●If CubeSmart acquires any asset from a C corporation (a corporation that generally is subject to full corporate-level tax) in a transaction in which the adjusted basis of the assets in CubeSmart’s hands is determined by reference to the adjusted tax basis of the asset in the hands of the C corporation, CubeSmart will pay tax at the highest regular corporate rate then applicable (35% for tax years beginning on or before December 31, 2017 and 21% for tax years beginning after that date) if it recognizes gain on the sale or disposition of the asset during the 5-year period after it acquires the asset, unless the C corporation elects to treat the assets as if they were sold for their fair market value at the time of CubeSmart’s acquisition.

●CubeSmart may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s shareholders, as described below in “Requirements for Qualification – Organizational Requirements - Recordkeeping Requirements.”

●The earnings of CubeSmart’s lower-tier entities, if any, that are subchapter C corporations, including taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

To qualify as a REIT, CubeSmart must elect to be treated as a REIT, and CubeSmart must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests and (d) annual distribution requirements.

Organizational Requirements. A REIT is a corporation, trust or association that meets each of the following requirements:

1) It is managed by one or more trustees or directors;

2) Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3) It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4) It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

5) At least 100 persons are beneficial owners of its shares or ownership certificates (determined without reference to any rules of attribution);

6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year;

7) It elects to be a REIT, or has made such election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8) It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

9) It meets certain other tests, described below, regarding the nature of its income and assets and the distribution of its income.

CubeSmart must meet requirements 1 through 4, 8 and 9 during its entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. CubeSmart’s declaration of trust provides for restrictions regarding the ownership and transfer of its shares of beneficial interest that are intended to assist CubeSmart in continuing to satisfy requirements 5 and 6. However, these restrictions may not ensure that CubeSmart will, in all cases, be able to satisfy these requirements.

For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding CubeSmart’s shares in proportion to their actuarial interests in the trust for purposes of requirement 6. CubeSmart believes it has issued sufficient shares of beneficial interest with enough diversity of ownership to satisfy requirements 5 and 6 set forth above.

Recordkeeping Requirements. To monitor compliance with the share ownership requirements, CubeSmart is required to maintain records regarding the actual ownership of its shares. To do so, CubeSmart must demand written statements each year from the record holders of certain percentages of its shares in which the record holders are to disclose the actual owners of the shares (the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of CubeSmart’s records. Failure by CubeSmart to comply with these recordkeeping requirements could subject CubeSmart to monetary penalties. If CubeSmart satisfies these requirements and has no reason to know that requirement 6 is not satisfied, CubeSmart will be deemed to have satisfied such requirement. A shareholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and that has not elected to be a taxable REIT subsidiary. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that CubeSmart owns will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as its assets, liabilities, and items of income, deduction, and credit.

Partnership Subsidiaries and other Pass-Through Subsidiaries. An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for U.S. federal income tax purposes so that their income and assets are treated as income and assets of their regarded owners, including for purposes of the REIT gross income and asset tests. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, CubeSmart’s proportionate share of the assets, liabilities and items of income of the Operating Partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which CubeSmart acquires an interest, directly or indirectly (“Partnership Subsidiary”), is treated as CubeSmart’s assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries. A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a corporation subject to U.S. federal income tax, and state and local income tax where applicable, as a regular “C” corporation. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, and, effective for taxable years beginning after December 31, 2015, on income imputed to a taxable REIT subsidiary, for services rendered to or on behalf of CubeSmart, the Operating Partnership, any qualified REIT subsidiary, or a Partnership Subsidiary. CubeSmart may engage in activities indirectly through a taxable REIT subsidiary that would jeopardize its REIT status if CubeSmart engaged in the activities directly. For example, a taxable REIT subsidiary of CubeSmart may provide services to unrelated parties which might produce income that does not qualify under the gross income tests described below. A taxable REIT subsidiary may also engage in other activities that, if conducted by CubeSmart directly, could result in the receipt of non-qualified income or the ownership of non-qualified assets or the imposition of the 100% tax on income from prohibited transactions. See description below under “Requirements for Qualification – Gross Income Tests - Prohibited Transactions.” Overall, no more than 20% (25% for taxable years beginning before January 1, 2018) of the value of a REIT’s assets may constitute stock or securities of one or more taxable REIT subsidiaries. Under the TCJA, for taxable years beginning after December 31, 2017, taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. The CARES Act (i) increases the 30% limitation to 50% (A) for taxable years beginning in 2020 and (B) for taxable years beginning in 2019 for entities other than partnerships and (ii) permits an entity to elect to use its 2019 adjusted taxable income to calculate the applicable limitation for its taxable year beginning in 2020. These provisions may limit the ability of our taxable REIT subsidiaries to deduct interest, which could increase their taxable income.

Gross Income Tests. CubeSmart must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that CubeSmart derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

●	rents from real property;

●	interest on debt secured by mortgages on real property or on interests in real property (including certain types of mortgage-backed securities);

●	for taxable years beginning after December 31, 2015, interest on mortgage loans secured by both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loans;

●	dividends or other distributions on, and gain from the sale of, shares in other REITs (excluding dividends from its taxable REIT subsidiaries);

●	gain from the sale of real estate assets (other than gain from property held primarily for sale to customers), except, effective for taxable years beginning after December 31, 2015, for gain from a nonqualified publicly offered REIT debt instrument (as defined below);

●	income and gain derived from foreclosure property; and

●	income derived from the temporary investment of new capital that is attributable to the issuance of CubeSmart’s shares of beneficial interest or a public offering of its debt with a maturity date of at least five years and that CubeSmart receives during the one-year period beginning on the date on which it receives such new capital.

Second, in general, at least 95% of CubeSmart’s gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends (including dividends from its taxable REIT subsidiaries), gain from the sale or disposition of stock or securities, or any combination of these.

Gross income from the sale of property that CubeSmart holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. See “Prohibited Transactions.” In addition, certain gains from hedging transactions and certain foreign currency gains will be excluded from both the numerator and the denominator for purposes of one or both of the income tests. See “Hedging Transactions” and “Foreign Currency Gain.”

Rents from Real Property. Rent that CubeSmart receives from its real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. Such rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages are fixed at the time the leases are entered into, are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits, and conform with normal business practice.

Second, CubeSmart must not own, actually or constructively, 10% or more of the stock of any corporate tenant or the assets or net profits of any tenant, referred to as a related party tenant, other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of its shares is owned, directly or indirectly, by or for any person, CubeSmart is considered as owning the stock owned, directly or indirectly, by or for such person. CubeSmart does not own any stock or any assets or net profits of any tenant directly. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of its shares, no absolute assurance can be given that such transfers or other events of which CubeSmart has no knowledge will not cause CubeSmart to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a taxable REIT subsidiary at some future date.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that CubeSmart receives from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related-party tenants, and (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related party tenant. Any increased rent attributable to a modification of a lease with a taxable REIT subsidiary in which CubeSmart owns directly or indirectly more than 50% of the voting power or value of the stock (a “controlled taxable REIT subsidiary”) will not be treated as “rents from real property.”

Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of its leases, CubeSmart believes that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, CubeSmart believes that any income attributable to personal property will not jeopardize its ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge CubeSmart’s calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, CubeSmart could fail to satisfy the 75% or 95% gross income test and thus lose its REIT status.

Fourth, CubeSmart cannot furnish or render non-customary services to the tenants of its properties, or manage or operate its properties, other than through an independent contractor who is adequately compensated and from whom CubeSmart does not derive or receive any income. However, CubeSmart need not provide services through an “independent contractor,” but instead may provide services directly to its tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, CubeSmart may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its income from the related property.

Finally, CubeSmart may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide non-customary services to CubeSmart’s tenants without tainting CubeSmart’s rents from the related properties. CubeSmart has not performed, and does not intend to perform, any services other than customary ones for its tenants, other than services provided through independent contractors or taxable REIT subsidiaries.

Tenants may be required to pay, in addition to base rent, reimbursements for certain amounts CubeSmart is obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

If a portion of the rent CubeSmart receives from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of its gross income during the year, CubeSmart would lose its REIT status, unless CubeSmart qualified for certain statutory relief provisions. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property”: (1) the rent is considered based on the income or profits of the tenant; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) CubeSmart furnishes non-customary services to the tenants of the property, or manages or operates the property, other than through a qualifying independent contractor or a taxable REIT subsidiary. In any of these circumstances, CubeSmart could lose its REIT status, unless CubeSmart qualified for certain statutory relief provisions, because it would be unable to satisfy either the 75% or 95% gross income test.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property, which generally is qualifying income for purposes of both gross income tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

●	the REIT has held the property for not less than two years;

●	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

●	either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applied, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (4) (i) for taxable years beginning after December 31, 2015, the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate bases of all of the assets of the REIT at the beginning of the year and (ii) the average annual percentage of such properties sold by the REIT compared to all the REIT’s assets (measured by adjusted tax bases) in the current and two prior years did not exceed 10%, or (5) (i) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all assets of the REIT at the beginning of the year and (ii) the average annual percentage of such properties sold by the REIT compared to all the REIT’s assets (measured by fair market value) in the current and two prior years did not exceed 10%;

●	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

●	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor (or, for taxable years beginning after December 31, 2015, a taxable REIT subsidiary) from whom the REIT derives no income.

CubeSmart intends to hold properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties as are consistent with its investment objective. CubeSmart cannot assure you, however, that it can comply with the safe-harbor provisions that would prevent the imposition of the 100% tax or that it will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax does not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates. CubeSmart may, therefore, form or acquire a taxable REIT subsidiary to hold and dispose of those properties it concludes may not fall within the safe-harbor provisions.

Foreclosure Property. CubeSmart will be subject to tax at the maximum corporate rate (35% for tax years beginning on or before December 31, 2017 and 21% for tax years beginning after that date) on any net income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

●	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

●	for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated; and

●	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property, on the first day:

●	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

●	on which any construction takes place on the property, other than completion of a building or, any other improvement, where more than 10% of the construction was completed before default became imminent; or

●	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business. Income and gain from foreclosure property are qualifying income for the 75% and 95% gross income tests.

Hedging Transactions. From time to time, CubeSmart enters into hedging transactions with respect to its assets or liabilities. CubeSmart’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of its trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). CubeSmart will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. No assurance can be given that its hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests, and will not adversely affect CubeSmart’s ability to satisfy the REIT qualification requirements.

Effective for taxable years beginning after December 31, 2015, if CubeSmart has entered into a hedging transaction described in (1) or (2), and a portion of the hedged indebtedness or property is extinguished or disposed of and, in connection with such extinguishment or disposition, CubeSmart enters into a new clearly identified hedging transaction (a “New Hedge”), income from the applicable hedge and income from the New Hedge (including gain from the disposition of such New Hedge) will not be treated as gross income for purposes of the 95% and 75% gross income tests.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) debt obligations. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income test. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. If CubeSmart fails to satisfy one or both of the gross income tests for any taxable year, CubeSmart nevertheless may qualify as a REIT for that year if it qualifies for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions will be available if:

●	CubeSmart’s failure to meet those tests is due to reasonable cause and not to willful neglect; and

●	following such failure for any taxable year, a schedule of the sources of its income is filed with the IRS in accordance with regulations prescribed by the Secretary of the Treasury.

CubeSmart cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “Taxation of CubeSmart as a REIT,” even if the relief provisions apply, CubeSmart would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which it fails the 75% gross income test, or (2) the excess of 95% of its gross income over the amount of gross income qualifying under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect its profitability.

Asset Tests. To maintain its qualification as a REIT, CubeSmart also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of CubeSmart’s total assets must consist of:

●	cash or cash items, including certain receivables;

●	government securities;

●	interests in real property, including leaseholds and options to acquire real property and leaseholds;

●	effective for taxable years beginning after December 31, 2015: (i) personal property leased in connection with real property to the extent that the rents from personal property are treated as “rent from real property” for purposes of the 75% income test, and (ii) debt instruments issued by publicly offered REITs;

●	interests in mortgages on real property (including certain mortgage-backed securities) and, for taxable years beginning after December 31, 2015, interests in mortgage loans secured by both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loans;

●	stock in other REITs; and

●	investments in stock or debt instruments during the one-year period following its receipt of new capital that CubeSmart raises through equity offerings or public offerings of debt with at least a five-year term.

Second, of CubeSmart’s investments not included in the 75% asset class, the value of its interest in any one issuer’s securities may not exceed 5% of the value of its total assets, or the “5% asset test.”

Third, of CubeSmart’s investments not included in the 75% asset class, CubeSmart may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, or the “10% vote test” and “10% value test,” respectively.

Fourth, not more than 20% (25% for taxable years beginning before January 1, 2018) of the value of CubeSmart’s assets may be represented by securities of one or more taxable REIT subsidiaries.

Fifth, effective for taxable years beginning after December 31, 2015, not more than 25% of the value of CubeSmart’s total assets may be represented by “nonqualified publicly offered REIT debt instruments.” “Nonqualified publicly offered REIT debt instruments” are debt instruments issued by publicly offered REITs that are not secured by a mortgage on real property.

Sixth, not more than 25% of the value of our total assets may consist of securities other than securities satisfying the 75% test.

For purposes of the 5% asset test, the 10% vote test and 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

●	Any “straight debt” security, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which CubeSmart or any controlled taxable REIT subsidiary hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies: (1) a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by CubeSmart exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and (2) a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

●	Any loan to an individual or an estate.

●	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

●	Any obligation to pay “rents from real property.”

●	Certain securities issued by governmental entities.

●	Any security issued by a REIT.

●	Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which CubeSmart is a partner to the extent of CubeSmart’s proportionate interest in the debt and equity securities of the partnership.

●	Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “Requirements for Qualification — Gross Income Tests.”

For purposes of the 10% value test, its proportionate share of the assets of a partnership is its proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

Failure to Satisfy Asset Tests. CubeSmart will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. If CubeSmart fails to satisfy the asset tests at the end of a calendar quarter, it would not lose its REIT status if:

●	CubeSmart satisfied the asset tests at the end of the preceding calendar quarter; and

●	the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. CubeSmart intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful. If CubeSmart fails to cure any noncompliance with the asset tests within such time period, its status as a REIT would be lost.

In the event that, at the end of any calendar quarter, CubeSmart violates the 5% asset test, the 10% vote test or the 10% value test described above, CubeSmart will not lose its REIT status if (i) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (ii) CubeSmart disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure. In the event the failure to meet the asset test is more than de minimis, CubeSmart will not lose its REIT status if (i) the failure was due to reasonable cause and not to willful neglect, (ii) CubeSmart files a description of each asset causing the failure with the IRS, (iii) CubeSmart disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which CubeSmart identifies the failure, and (iv) CubeSmart pays a tax equal to the greater of $50,000 or 35% (for tax years beginning on or before December 31, 2017 and 21% for tax years beginning after that date) of the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

Annual Distribution Requirements. Each taxable year, CubeSmart must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to its shareholders in an aggregate amount not less than the sum of

●	90% of its “REIT taxable income,” computed without regard to the dividends paid deduction and its net capital gain or loss, and

●	90% of its after-tax net income, if any, from foreclosure property, minus

●	the sum of certain items of non-cash income.

Under the TCJA, for taxable years beginning after December 31, 2017, CubeSmart’s deduction for net business interest expense generally will be limited to 30% of its taxable income, as adjusted for certain items of income, gain, deduction or loss. The CARES Act (i) increases the 30% limitation to 50% (A) for taxable years beginning in 2020 and (B) for taxable years beginning in 2019 for entities other than partnerships and (ii) permits an entity to elect to use its 2019 adjusted taxable income to calculate the applicable limitation for its taxable year beginning in 2020. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years. If CubeSmart is subject to this interest expense limitation, its REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. CubeSmart may be eligible to make this election. If CubeSmart makes this election, although it would not be subject to the interest expense limitation described above, its depreciation deductions may be reduced and, as a result, its REIT taxable income for a taxable year may be increased.

Generally, CubeSmart must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (a) CubeSmart declares the distribution before it timely files its U.S. federal income tax return for the year and pays the distribution on or before the first regular dividend payment date after such declaration or (b) CubeSmart declares the distribution in October, November, or December of the taxable year, payable to shareholders of record on a specified day in any such month, and CubeSmart actually pays the dividend before the end of January of the following year. In both instances, these distributions relate to its prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards CubeSmart’s distribution requirement, and to provide a tax deduction to CubeSmart, for taxable years ending on or before December 31, 2014, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class, and is in accordance with the preferences among the different classes of shares as set forth in CubeSmart’s organizational documents. For all subsequent taxable years, so long as CubeSmart continues to be a “publicly offered REIT,” the preferential dividend rule will not apply.

To the extent that CubeSmart distributes at least 90%, but less than 100%, of its net taxable income, CubeSmart will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, CubeSmart may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, CubeSmart would elect to have its shareholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. CubeSmart’s shareholders would then increase their adjusted basis in their CubeSmart shares by the difference between the amount included in their long-term capital gains and the tax deemed paid with respect to their shares.

If CubeSmart fails to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

●	85% of its REIT ordinary income for the year,

●	95% of its REIT capital gain income for the year, and

●	any undistributed taxable income from prior periods, CubeSmart will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts CubeSmart actually distributed. In calculating the required distribution for taxable years beginning after December 31, 2015, the amount that CubeSmart is treated as having distributed is not reduced by any amounts not allowable in computing its taxable income for the taxable year and which were not allowable in computing its taxable income for any prior years. If CubeSmart so elects, it will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above.

It is possible that, from time to time, CubeSmart may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, because CubeSmart may deduct capital losses only to the extent of its capital gains, its REIT taxable income may exceed its economic income. Further, it is possible that, from time to time, CubeSmart may be allocated a share of net capital gain from a partnership in which CubeSmart owns an interest attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. Although several types of non-cash income are excluded in determining the annual distribution requirement, CubeSmart will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if CubeSmart does not distribute those items on a current basis. As a result of the foregoing, CubeSmart may have less cash than is necessary to distribute all of its taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income. In such a situation, CubeSmart may issue additional common or preferred shares, CubeSmart may borrow or may cause the Operating Partnership to arrange for short-term or possibly long-term borrowing to permit the payment of required distributions, or CubeSmart may pay dividends in the form of taxable in-kind distributions of property, including potentially, its shares.

Under certain circumstances, CubeSmart may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to its shareholders in a later year. CubeSmart may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although CubeSmart may be able to avoid income tax on amounts distributed as deficiency dividends, CubeSmart will be required to pay interest to the IRS based upon the amount of any deduction it takes for deficiency dividends.

Failure to Qualify

If CubeSmart were to fail to qualify as a REIT in any taxable year and no relief provision applied, CubeSmart would have the following consequences: CubeSmart would be subject to U.S. federal income tax and, for tax years beginning before January 1, 2018, any applicable alternative minimum tax at regular corporate rates applicable to regular C corporations on its taxable income, determined without reduction for amounts distributed to shareholders. This REIT-level tax liability would reduce cash available for distributions. All distributions to shareholders (to the extent of our current and accumulated earnings and profits) would be taxable as dividends. This “double taxation” results from our failure to qualify as a REIT. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our shareholders and all distributions to shareholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate shareholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate shareholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain limitations. If we fail to qualify as a REIT, such shareholders may not claim this deduction with respect to dividends paid by us. Unless CubeSmart qualified for relief under specific statutory provisions, it would not be permitted to elect taxation as a REIT for the four taxable years following the year during which CubeSmart ceased to qualify as a REIT.

If CubeSmart fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, CubeSmart could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and CubeSmart pays a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “Requirements for Qualification — Gross Income Tests” and “Requirements for Qualification — Asset Tests.” It is not possible to state whether in all circumstances CubeSmart would be entitled to such statutory relief.

State and Local Taxes

We may be subject to taxation by various states and localities, including those in which we transact business or own property. The state and local tax treatment in such jurisdictions may differ from the U.S. federal income tax treatment described above.

Tax Aspects of Investments in the Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to CubeSmart’s direct or indirect investment in its Operating Partnership and any subsidiary partnerships or limited liability companies we form or acquire that are treated as partnerships for U.S. federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as “Partnerships” below. The following discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. CubeSmart is required to include in its income its distributive share of each Partnership’s income and to deduct its distributive share of each Partnership’s losses but only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation.

An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

●	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

●	is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated domestic entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for U.S. federal income tax purposes. We intend that each Partnership will be classified as a partnership for U.S. federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. CubeSmart believes that each Partnership should qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for U.S. federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, CubeSmart may not be able to qualify as a REIT, unless it qualifies for certain relief provisions. See “Requirements for Qualification — Gross Income Tests” and “Requirements for Qualification — Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case CubeSmart might incur tax liability without any related cash distribution. See “Requirements for Qualification — Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for U.S. federal income tax purposes, except that, for tax years beginning after December 31, 2017, a partnership is liable for paying tax assessed pursuant to an audit adjustment unless the partnership elects to “push out” such audit adjustments to its partners.

CubeSmart will therefore take into account its allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnerships ending with or within CubeSmart’s taxable year, even if CubeSmart receives no distribution from the Partnerships for that year or a distribution less than CubeSmart’s share of taxable income. Similarly, even if

CubeSmart receives a distribution, CubeSmart may not be taxed on such distribution if the distribution does not exceed its adjusted tax basis in its interest in the distributing Partnership.

Among the deductions that would flow to CubeSmart are the interest deductions of the Operating Partnership and its subsidiary Partnerships. The TCJA limits a taxpayer’s business interest expense deduction to the sum of business interest income, 30% of adjusted taxable income and certain other amounts. The CARES Act provision that increases the 30% limitation to 50% for taxable years beginning in 2019 or 2020 does not apply to partnerships like the Operating Partnership with respect to taxable years beginning in 2019 (and thus, only applies with respect to taxable years beginning in 2020). However, under the CARES Act, the Operating Partnership may elect to use its 2019 adjusted taxable income to calculate the applicable limitation for its taxable year beginning in 2020. Adjusted taxable income does not include items of income or expense not allocable to a trade or business, business interest or expense, the new deduction for qualified business income, NOLs, and for years prior to 2022, deductions for depreciation, amortization, or depletion. For partnerships, the interest deduction limitation is applied at the partnership level, subject to certain adjustments to the partners for unused deduction limitation at the partnership level. Unless we elect otherwise, 50% of our share of the Operating Partnership’s “excess business interest” for its 2019 taxable year will be treated as paid by us in our 2020 taxable year and will not be subject to any limitation.

The TCJA allows a real property trade or business to elect out of this interest limitation so long as it uses a 40-year recovery period for nonresidential real property, a 30-year recovery period for residential rental property, and a 20-year recovery period for related improvements. Disallowed interest expense is carried forward indefinitely (subject to special rules for partnerships). The interest deduction limitation applies to taxable years beginning after December 31, 2017.

For taxpayers that do not use the TCJA’s real property trade or business exception to the business interest deduction limitations, the TCJA maintains the current 39-year and 27.5-year straight line recovery periods for nonresidential real property and residential rental property, respectively, and provides that tenant improvements for such taxpayers are subject to a general 15-year recovery period. Also, the TCJA temporarily allows 100% expensing of certain new or used tangible property through 2022, phasing out at 20% for each following year (with an election available for 50% expensing of such property if placed in service during the first taxable year ending after September 27, 2017). The changes apply, generally, to property acquired after September 27, 2017 and placed in service after September 27, 2017.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to (a) appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or (b) property revalued on the books of a partnership must be allocated in a manner such that each of a contributing partner or the partners at the time of a book revaluation, as applicable, are charged with, or benefit from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Unless we, as general partner, select a different method, the Operating Partnership will use the traditional method for allocating items with respect to which there is a book-tax difference. Depending upon the method chosen, (1) CubeSmart’s tax depreciation deductions attributable to those properties may be lower than they would have been if the partnership had acquired those properties for cash and (2) in the event of a sale of such properties, CubeSmart could be allocated gain in excess of its corresponding economic or book gain. These allocations may cause CubeSmart to recognize taxable income in excess of cash proceeds received by us, which might adversely affect CubeSmart’s ability to comply with the REIT distribution requirements or result in CubeSmart’s shareholders recognizing additional dividend income without an increase in distributions.

Depreciation. Some assets in our Partnerships include appreciated property contributed by its partners. Assets contributed to a Partnership in a tax-free transaction generally retain the same depreciation method and recovery period as they had in the hands of the partner who contributed them to the partnership. Accordingly, the Partnership’s depreciation deductions for such contributed real property are based on the historic tax depreciation schedules for the properties prior to their contribution to the Operating Partnership.

Basis in Partnership Interest. CubeSmart’s adjusted tax basis in any partnership interest it owns generally will be:

●	the amount of cash and the basis of any other property it contributes to the partnership;

●	increased by its allocable share of the partnership’s income (including tax-exempt income) and its allocable share of indebtedness of the partnership; and

●	reduced, but not below zero, by its allocable share of the partnership’s loss (excluding any non-deductible items), the amount of cash and the basis of property distributed to CubeSmart, and constructive distributions resulting from a reduction in its share of indebtedness of the partnership.

Loss allocated to CubeSmart in excess of its basis in a partnership interest will not be taken into account until CubeSmart again has basis sufficient to absorb the loss. A reduction of CubeSmart’s share of partnership indebtedness will be treated as a constructive cash distribution to CubeSmart, and will reduce its adjusted tax basis in the partnership. Distributions, including constructive distributions, in excess of the basis of CubeSmart’s partnership interest will constitute taxable income to CubeSmart. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property that is a capital asset held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or loss on contributed or revalued properties is the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the Partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the Partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the Partnership.

CubeSmart’s share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on CubeSmart’s ability to satisfy the gross income tests for REIT status. See “Requirements for Qualification — Gross Income Tests.” CubeSmart does not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of CubeSmart’s, or the Partnership’s, trade or business.

Partnership Audit Rules. Under the Bipartisan Budget Act of 2015, a partnership itself may be liable for a tax computed by reference to the hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. These rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. Although it is uncertain how these new rules will be implemented, it is possible that they could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of those partnerships could be required to bear the economic burden of those taxes, interest and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and, in many respects, dependent on the promulgation of future regulations or other guidance by the U.S. Treasury. Investors are urged to consult with their tax advisors with respect to those changes and their potential impact on their investment in our shares.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

The term “U.S. shareholder” means a holder of CubeSmart common shares or preferred shares that, for U.S. federal income tax purposes, is:

●	a citizen or individual resident of the United States;

●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds CubeSmart common shares or preferred shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding CubeSmart common shares or preferred shares, you should consult your tax advisor regarding the consequences of the ownership and disposition of CubeSmart common shares or preferred shares by the partnership.

Taxation of U.S. Shareholders on Distributions. As long as CubeSmart qualifies as a REIT, a taxable U.S. shareholder will be required to take into account as ordinary income distributions made out of CubeSmart’s current or accumulated earnings and profits that CubeSmart does not designate as capital gain dividends or retained long-term capital gain. However, for taxable years beginning after December 31, 2017 and before January 1, 2026, generally individual shareholders are allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. A U.S. shareholder will not qualify for the dividends-received deduction generally available to corporations.

Dividends paid to a U.S. shareholder generally will not qualify for the preferential tax rate for “qualified dividend income” (currently, a 20% maximum rate, also see the discussion below, “Taxation of Shareholders— Tax Rates Applicable to Individual Shareholders under the TCJA”). Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most noncorporate U.S. shareholders. Because a REIT is not generally subject to U.S. federal income tax on the portion of its REIT taxable income distributed to its shareholders, CubeSmart’s dividends generally will not be eligible for the preferential tax rate on qualified dividend income. As a result, CubeSmart’s ordinary REIT dividends will be taxed at the higher rate applicable to ordinary income. The highest marginal individual income tax rate on ordinary income is 39.6% for tax years beginning on or before December 31, 2017 and 37% for tax years beginning after that date (but see the discussion below “Taxation of Shareholders — Tax Rates Applicable to Individual Shareholders under the TCJA” regarding the sunset of the 37% rate). However, the preferential tax rate for qualified dividend income will apply to CubeSmart’s ordinary REIT dividends, if any, that are (i) attributable to dividends received by CubeSmart from non-REIT corporations, such as our taxable REIT subsidiaries, and (ii) attributable to income upon which CubeSmart has paid corporate income tax (e.g., to the extent that CubeSmart distributes less than 100% of CubeSmart’s taxable income). In general, to qualify for the preferential tax rate on qualified dividend income, a U.S. shareholder must hold CubeSmart common shares or preferred shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which the common shares or preferred shares become ex-dividend.

With respect to common shares, CubeSmart may distribute taxable dividends that are payable partly in cash and partly in CubeSmart common shares. Taxable U.S. shareholders receiving such dividends will be required to include the full amount of the dividends as ordinary income to the extent of CubeSmart’s current and accumulated earnings and profits. However, for taxable years beginning after December 31, 2017 and before January 1, 2026, generally individual shareholders are allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us that are “qualified REIT dividends”, subject to certain limitations. Pursuant to the Treasury regulations, in order for a dividend paid by a REIT to be eligible to be treated as a “qualified REIT dividend,” the shareholder must meet two holding period-related requirements. First, the shareholder must hold the REIT shares for a minimum of 46 days during the 91-day period that begins 45 days before the date on which the REIT share becomes ex-dividend with respect to the dividend. Second, the qualifying portion of the REIT dividend is reduced to the extent that the shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The 20% deduction does not apply to REIT capital gain dividends or to REIT dividends that we designate as “qualified dividend income.” Like most of the other changes made by the TCJA applicable to non-corporate taxpayers, the 20% deduction will expire on December 31, 2025 unless Congress acts to extend it. Prospective investors should consult their tax advisors concerning these limitations on the ability to deduct all or a portion of dividends received on shares of our common shares or preferred shares.

Any distribution CubeSmart declares in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any of those months will be treated as paid by CubeSmart and received by the U.S. shareholder on December 31 of the year, provided CubeSmart actually pays the distribution during January of the following calendar year.

Distributions to a U.S. shareholder which CubeSmart designates as capital gain dividends will generally be treated as long-term capital gain, without regard to the period for which the U.S. shareholder has held its common shares or preferred shares. In general, U.S. shareholders will be taxable on long-term capital gains at a current maximum rate of 20% (see the discussion below “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA”), except that the portion of such gain that is attributable to depreciation recapture will be taxable at the maximum rate of 25%. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Effective for distributions paid or treated as being paid in taxable years beginning after December 31, 2015, the aggregate amount of dividends that CubeSmart may designate as “capital gain dividends” or “qualified dividend income” with respect to any taxable year may not exceed the dividends paid by CubeSmart with respect to such taxable year, including dividends that are paid in the following taxable year and treated as having been paid with respect to such taxable year by being (1) declared before CubeSmart timely files its tax return for such taxable year and (2) paid with or before the first regular dividend payment after such declaration.

CubeSmart may elect to retain and pay income tax on the net long-term capital gain that CubeSmart receives in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of CubeSmart’s undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax CubeSmart paid. The U.S. shareholder would increase the basis in its common shares or preferred shares by the amount of its proportionate share of CubeSmart’s undistributed long-term capital gain, minus its share of the tax CubeSmart paid.

A U.S. shareholder will not incur tax on a distribution in excess of CubeSmart’s current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder’s common shares or preferred shares. Instead, the distribution will reduce the adjusted basis of the shares, and any amount in excess of both CubeSmart’s current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term capital gain if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. shareholder.

Shareholders may not include in their individual income tax returns any of CubeSmart’s net operating losses or capital losses. Instead, these losses are generally carried over by CubeSmart for potential offset against CubeSmart’s future income (subject to certain limitation for net operating losses arising in tax years beginning after December 31, 2017, as modified by the CARES Act). Taxable distributions from CubeSmart and gain from the disposition of common shares or preferred shares will not be treated as passive activity income; and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from CubeSmart and gain from the disposition of common shares or preferred shares generally will be treated as investment income for purposes of the investment interest limitations. Net capital gain from the disposition of our stock or capital gain dividends generally will be excluded from investment income unless the shareholder elects to have the gain taxed at ordinary income rates. CubeSmart will notify shareholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Common and Preferred Shares

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of CubeSmart’s common or preferred shares as long-term capital gain or loss if the U.S. shareholder has held the shares for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. shareholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder’s adjusted tax basis. A U.S. shareholder’s adjusted tax basis generally will equal the U.S. shareholder’s acquisition cost, increased by the excess of the U.S. shareholder’s allocable share of any retained capital gains, less the U.S. shareholder’s allocable share of the tax paid by us on such retained capital gains and reduced by any returns of capital. However, a U.S. shareholder must treat any loss upon a sale or exchange of common or preferred shares held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any actual or deemed distributions from CubeSmart that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of common or preferred shares may be disallowed if the U.S. shareholder purchases other common shares or preferred shares within 30 days before or after the disposition.

If a U.S. shareholder recognizes a loss upon a subsequent disposition of CubeSmart shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of CubeSmart shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that CubeSmart and other participants in transactions involving CubeSmart (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

The tax-rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 39.6% for tax years beginning on or before December 31, 2017 and 37% for tax years beginning after that date (but see the discussion below “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA” regarding the sunset of the 37% rate). The maximum tax rate on long-term capital gain applicable to U.S. shareholders taxed at individual rates is currently 20%. For additional information, see the discussion below “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA.” The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). CubeSmart generally may designate whether a distribution CubeSmart designates as capital gain dividends (and any retained capital gain that CubeSmart is deemed to distribute) is taxable to non-corporate shareholders at the current20% or 25% rate. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Redemption of Preferred Shares

Whenever we redeem any preferred shares, the treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our preferred shares to a U.S. shareholder of such preferred shares can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a U.S. shareholder of our preferred shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder’s adjusted tax basis in the preferred shares redeemed (provided the preferred shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of the preferred shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred shares being redeemed, but also such holder’s ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The U.S. shareholder of our preferred shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the U.S. shareholder of preferred shares owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is probable that the redemption of preferred shares from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a U.S. shareholder of our preferred shares intending to rely on any of the tests in this or the preceding paragraph at the time of redemption should consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our preferred shares will be treated as a distribution on our shares as described under “Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on Distributions.” If the redemption of a holder’s preferred shares is taxed as a dividend, the adjusted basis of such holder’s redeemed preferred shares will be transferred to any other shares held by the holder.

If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

With respect to a redemption of our preferred shares that is treated as a distribution with respect to our shares, which is not otherwise taxable as a dividend, the IRS has proposed Treasury regulations that would require any basis reduction associated with such a redemption to be applied on a share-by-share basis which could result in taxable gain with respect to some shares, even though the holder’s aggregate basis for the shares would be sufficient to absorb the entire amount of the redemption distribution (in excess of any amount of such distribution treated as a dividend). Additionally, these proposed Treasury regulations would not permit the transfer of basis in the redeemed shares of the preferred shares to the remaining shares held (directly or indirectly) by the redeemed holder. Instead, the unrecovered basis in our preferred shares would be treated as a deferred loss to be recognized when certain conditions are satisfied. These proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when, and in what particular form such proposed Treasury regulations will ultimately be finalized.

Conversion of Our Preferred Shares into Common Shares.

Except as provided below, a U.S. shareholder generally will not recognize gain or loss upon the conversion of our preferred shares into our common shares. Except as provided below, a U.S. shareholder’s basis and holding period in the common shares received upon conversion generally will be the same as those of the converted preferred shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash). Any common shares received in a conversion that is attributable to accumulated and unpaid dividends on the converted preferred shares will be treated as a distribution on our shares as described above in “Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on Distributions.” Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. shareholder has held the preferred shares for more than one year. See “— Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on the Disposition of Common and Preferred Shares.” U.S. shareholders should consult with their tax advisors regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges common shares received on a conversion of preferred shares for cash or other property.

Tax Rates Applicable to Individual Shareholders under the TCJA

Long-term capital gains (i.e., capital gains with respect to assets held for more than one year) and “qualified dividends” received by an individual generally are subject to federal income tax at a maximum rate of 20%. Short-term capital gains (i.e., capital gains with respect to assets held for one year or less) generally are subject to federal income tax at ordinary income rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our dividends generally are not eligible for the 20% maximum tax rate on qualified dividends. Instead, our ordinary dividends generally are taxed at the higher tax rates applicable to ordinary income, the maximum rate of which is 37% for tax years beginning after December 31,

2017 (the rate was 39.6% for tax years beginning before that date) and before January 1, 2026. However, for taxable years prior to 2026, individual shareholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective tax rate for individuals on the receipt of such ordinary dividends to 29.6%. The 20% maximum tax rate for long-term capital gains and qualified dividends generally applies to:

●	your long-term capital gains, if any, recognized on the disposition of our shares;
●	our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions are subject to a 25% tax rate to such extent);
●	our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and
●	our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Medicare Tax on Investment Income

Certain U.S. shareholders and U.S. Holders (as defined below) who are individuals, estates or trusts and whose income exceeds certain thresholds may be required to pay a 3.8% Medicare tax on “net investment income” which includes, among other things, dividends on shares, interest on debt securities and capital gains from the sale or other disposition of shares or debt securities, subject to certain exceptions. The current 20% deduction allowed by Section 199A of the Code, as added by the TCJA, with respect to ordinary REIT dividends received by non-corporate taxpayers is allowed only for purposes of Chapter 1 of the Code and thus is apparently not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax, which is imposed under Chapter 2A of the Code. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares, preferred shares or debt securities.

Information Reporting Requirements and Backup Withholding.

CubeSmart will report to its shareholders and to the IRS the amount of distributions CubeSmart pays during each calendar year and the amount of tax it withholds, if any. A shareholder may be subject to backup withholding at a rate of up to 24% with respect to distributions unless the holder:

●	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

●	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide CubeSmart with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, CubeSmart may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to CubeSmart. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s income tax liability, provided the required information is timely furnished to the IRS.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts CubeSmart distributes to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of common shares or preferred shares with debt, a portion of the income it received from CubeSmart would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions they receive from CubeSmart as unrelated business taxable income.

In certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of CubeSmart’s shares of beneficial interest (by value) must treat a percentage of the dividends it receives from CubeSmart as unrelated business taxable income. Such percentage is equal to the gross income CubeSmart derives from an unrelated trade or business, determined as if CubeSmart were a pension trust, divided by its total gross income for the year in which it pays the dividends. This rule applies to a pension trust holding more than 10% of CubeSmart shares only if:

●	the percentage of CubeSmart’s dividends which the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

●	CubeSmart is a “pension-held REIT,” that is, CubeSmart qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of CubeSmart’s shares of beneficial interest be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding CubeSmart’s shares in proportion to their actuarial interests in the pension trust; and

●	either: (i) one pension trust owns more than 25% of the value of CubeSmart’s shares of beneficial interest; or (ii) one or more pension trusts each individually holding more than 10% of the value of CubeSmart’s shares of beneficial interest collectively owns more than 50% of the value of CubeSmart’s shares of beneficial interest.

Certain restrictions on ownership and transfer of CubeSmart’s shares should generally prevent a tax-exempt entity from owning more than 10% of the value of its shares, or CubeSmart from becoming a pension-held REIT.

Tax-exempt U.S. shareholders are urged to consult their tax advisor regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of CubeSmart shares.

Taxation of Non-U.S. Shareholders

The term “non-U.S. shareholder” means a holder of CubeSmart common shares or preferred shares that is not a U.S. shareholder or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of common shares or preferred shares, including any reporting requirements.

Taxation of Distributions. A non-U.S. shareholder that receives a distribution which is not attributable to gain from CubeSmart’s sale or exchange of a “United States real property interest” (“USRPI”) (discussed below) and that CubeSmart does not designate a capital gain dividend or retained capital gain will be treated as receiving dividends to the extent that CubeSmart pays such distribution out of CubeSmart’s current or accumulated earnings and profits.

A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, in the same manner as U.S. shareholders are taxed on distributions. A corporate non-U.S. shareholder may, in addition, be subject to the 30% branch profits tax with respect to that distribution. CubeSmart plans to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless either:

●	a lower treaty rate applies and the non-U.S. shareholder files a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) evidencing eligibility for that reduced rate with us; or

●	the non-U.S. shareholder files an IRS Form W-8ECI (or other applicable form) with CubeSmart claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of CubeSmart’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common shares or preferred shares. Instead, the excess portion of the distribution will reduce the adjusted basis of such shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both CubeSmart’s current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of common shares or preferred shares, as described below. Because CubeSmart generally cannot determine at the time CubeSmart makes a distribution whether the distribution will exceed CubeSmart’s current and accumulated earnings and profits, CubeSmart normally will withhold tax on the entire amount of any distribution at the same rate as CubeSmart would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts CubeSmart withholds if CubeSmart later determines that a distribution in fact exceeded CubeSmart’s current and accumulated earnings and profits.

CubeSmart may be required to withhold 15% (increased from 10% effective February 17, 2016) of any distribution that exceeds CubeSmart’s current and accumulated earnings and profits. Consequently, although CubeSmart intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent CubeSmart does not do so, CubeSmart may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which CubeSmart qualifies as a REIT, except as discussed below (in “Taxation of Non-U.S. Shareholders—Taxation of Disposition of Shares”) with respect to certain holders owning 10% or less of regularly traded classes of shares, a non-U.S. shareholder will incur tax on distributions attributable to gain from CubeSmart’s sale or exchange of a United States real property interest (a “USRPI”) under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” A USRPI includes certain interests in real property and shares in United States corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of USRPIs as if the gain were effectively connected with the conduct of a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. CubeSmart must withhold 21% of any distribution that CubeSmart could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount CubeSmart withholds.

Effective December 18, 2015, our shares will not be treated as a USRPI when held, directly or indirectly, by a qualified shareholder and, therefore, FIRPTA will not apply to such shares. However, certain investors in a qualified shareholder that owns more than 10% of our shares (directly or indirectly) that are not themselves qualified shareholders may be subject to FIRPTA withholding. A “qualified shareholder” is a foreign entity that (1)(i) is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and the principal class of interests of which is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or (ii) is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units which is regularly traded on the New York Stock Exchange or Nasdaq Stock Market and the value of such class of limited partnership units is greater than 50% of the value of all of the partnership units of the foreign partnership, (2) is a qualified collective investment vehicle, and (3) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, holds directly 5% or more of the class of interests described in (1)(i) or (ii). A “qualified collective investment vehicle” is a foreign person that (x) under the comprehensive income tax treaty described in (1)(i) or (ii) would be eligible for a reduced rate of withholding with respect to dividends paid by a REIT even if such person owned more than 10% of the REIT, (y) is a publicly traded partnership that is a withholding foreign partnership, and would be treated as a United States real property holding corporation if it were a United States corporation, or (z) which is designated as a qualified collective investment vehicle by the Secretary of the Treasury and is either (1) fiscally transparent or (2) required to include dividends in its gross income, but is entitled to a deduction for distributions to its equity investors. Additionally, effective December 18, 2015, qualified foreign pension funds will not be subject to FIRPTA withholding. The rules concerning qualified shareholders and qualified foreign pension funds are complex and investors who believe they may be qualified shareholders or qualified foreign pension funds should consult with their own tax advisors to find out if these rules are applicable to them.

Distributions attributable to gain from sales or exchanges by CubeSmart of USRPIs are treated as ordinary dividends (not subject to the 21% withholding tax under FIRPTA) if the distribution is made to a non-U.S. shareholder with respect to any class of shares which is “regularly traded” on an established securities market located in the United States and if the non-U.S. shareholder did not own more than 5% of such class of shares at any time during the taxable year. Such distributions will generally be subject to a 30% U.S. withholding tax (subject to reduction under applicable treaty) but a non-U.S. shareholder will not be required to report the distribution on a U.S. tax return. In addition, the branch profits tax will not apply to such distributions.

Taxation of Disposition of Shares. A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain on a sale of common shares or preferred shares as long as CubeSmart is a “domestically-controlled REIT,” which means that at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of all outstanding CubeSmart shares.

CubeSmart cannot assure you that this test will be met. Further, even if CubeSmart is a domestically controlled REIT, pursuant to “wash sale” rules under FIRPTA, a non-U.S. shareholder may incur tax under FIRPTA. The “wash sale” rule applies to the extent such non-U.S. shareholder disposes of CubeSmart shares during the 30-day period preceding a dividend payment, and such non-U.S. shareholder (or a person related to such non-U.S. shareholder) acquires or enters into a contract or option to acquire CubeSmart common shares or preferred shares within 61 days of the 1st day of the 30 day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. shareholder, then such non-U.S. shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

In addition, a non-U.S. shareholder that owns, actually or constructively, 10% or less of the outstanding common shares or preferred shares at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of such common shares or preferred shares if such shares are “regularly traded” on an established securities market. Because CubeSmart’s common shares and preferred shares are “regularly traded” on an established securities market, CubeSmart expects that a non-U.S. shareholder generally will not incur tax under FIRPTA on gain from a sale of common shares or preferred shares unless it owns or has owned more than 10% of such common shares or preferred shares at any time during the five year period to such sale. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. shareholders, subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

A non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if:

●	the gain is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain; or

●	the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on capital gains.

Redemptions of Our Preferred Shares. Whenever we redeem any preferred shares, the treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our preferred shares to a non-U.S. shareholder of such preferred shares can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a non-U.S. shareholder of our preferred shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder’s adjusted tax basis in the preferred shares redeemed (provided the preferred shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of the preferred shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred shares being redeemed, but also such holder’s ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The non-U.S. shareholder of our preferred shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the non-U.S. shareholder of preferred shares owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is probable that the redemption of preferred shares from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a non-U.S. shareholder of our preferred shares intending to rely on any of the tests in this or the preceding paragraph at the time of redemption should consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our preferred shares will be treated as a distribution on our shares as described under “Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Distributions.”

If the redemption of a holder’s preferred shares is taxed as a dividend, the adjusted basis of such holder’s redeemed preferred shares will be transferred to any other shares held by the holder. If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

With respect to a redemption of our preferred shares that is treated as a distribution with respect to our shares, which is not otherwise taxable as a dividend, the IRS has proposed Treasury regulations that would require any basis reduction associated with such a redemption to be applied on a share-by-share basis which could result in taxable gain with respect to some shares, even though the holder’s aggregate basis for the shares would be sufficient to absorb the entire amount of the redemption distribution (in excess of any amount of such distribution treated as a dividend). Additionally, these proposed Treasury regulations would not permit the transfer of basis in the redeemed shares of the preferred shares to the remaining shares held (directly or indirectly) by the redeemed holder. Instead, the unrecovered basis in our preferred shares would be treated as a deferred loss to be recognized when certain conditions are satisfied. These proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when, and in what particular form such proposed Treasury regulations will ultimately be finalized.

Conversion of Our Preferred Shares into Common Shares. Except as provided below, a non-U.S. shareholder generally will not recognize gain or loss upon the conversion of our preferred shares into our common shares, provided our preferred shares do not constitute a USRPI. Even if our preferred shares do constitute a USRPI, provided our common shares also constitute a USRPI, a non-U.S. shareholder generally will not recognize gain or loss upon a conversion of our preferred shares into our common shares provided certain reporting requirements are satisfied. Except as provided below, a non-U.S. shareholder’s basis and holding period in the common shares received upon conversion will be the same as those of the converted preferred shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash). Any common shares received in a conversion that are attributable to accumulated and unpaid dividends on the converted preferred shares will be treated as a distribution on our shares as described under “— Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Distributions.” Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share as described under “— Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Disposition of Shares.” Non-U.S. shareholders should consult with their tax advisor regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges common shares received on a conversion of preferred shares for cash or other property.

Information Reporting and Backup Withholding Applicable to non-U.S. Shareholders

CubeSmart must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty.

Payments of dividends or of proceeds from the disposition of shares made to a non-U.S. shareholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on a properly completed IRS Form W-8 BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either CubeSmart or its paying agent has actual knowledge, or reason to know, that a non-U.S. shareholder is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements under “FATCA”

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends to a non-U.S. shareholder will be subject to 30% withholding tax if the non-U.S. shareholder fails to provide the withholding agent with documentation sufficient to show that it is compliant with the FATCA or otherwise exempt from withholding under FATCA. Generally, such documentation is provided on an executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Based upon proposed Treasury regulations, which may be relied upon by taxpayers until the final Treasury regulations are issued, the FATCA withholding that was to be effective on January 1, 2019 with respect to payments of the gross proceeds no longer applies. Non-U.S. shareholders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to CubeSmart and its shareholders may be enacted. Changes to the federal tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in CubeSmart shares.

Taxation of Holders of Debt Securities Offered by the Operating Partnership

This section describes the material U.S. federal income tax consequences of owning the debt securities that the Operating Partnership may offer. This summary is for general information only and is not tax advice. The tax consequences of owning any particular issue of debt securities will be discussed in the applicable prospectus.

As used herein, a “U.S. Holder” means a beneficial owner of debt securities of the Operating Partnership, who is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States,

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or any of its states, or the District of Columbia,

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

●	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding debt securities of the Operating Partnership, you should consult your tax advisor regarding the consequences of the ownership and disposition of debt securities by the partnership.

Pursuant to the TCJA, for taxable years beginning after December 31, 2017 (and for taxable years beginning after December 31, 2018 for instruments issued with original issue discount (“OID”)), an accrual method taxpayer that reports revenues on an applicable financial statement generally must recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement of the taxpayer. To the extent this rule is inconsistent with the rules described in the subsequent discussion, this rule supersedes such discussion. Thus, this rule could potentially require such a taxpayer to recognize income for U.S. federal income tax purposes with respect to the debt securities prior to the time such income would be recognized pursuant to the rules described in the subsequent discussion. The Treasury Department released final Treasury regulations that exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Internal Revenue Code, including income subject to the timing rules for OID and de minimis OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including de minimis market discount). The final Treasury regulations are generally applicable for tax years beginning on or after January 1, 2021. Taxpayers may choose to apply the final regulations, in their entirety and in a consistent manner, to tax years beginning before the effective date (December 30, 2020). You should consult your tax advisors regarding the potential applicability of these rules to your investment in the debt securities.

Taxation of Taxable U.S. Holders

Interest. The stated interest on debt securities generally will be taxable to a U.S. Holder as ordinary income at the time that it is paid or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount. If you own debt securities issued with OID, you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute “qualified stated interest,” as defined below. If we determine that a particular debt security will be an OID debt security, we will disclose that determination in the prospectus relating to those debt securities.

A debt security with an “issue price” that is less than the “stated redemption price at maturity” (the sum of all payments to be made on the debt security other than “qualified stated interest”) generally will be issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The “issue price” of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and the interest to be paid meets all of the following conditions:

●	it is payable at least once per year;

●	it is payable over the entire term of the debt security; and

●	it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

If we determine that particular debt securities of a series will bear interest that is not qualified stated interest, we will disclose that determination in the prospectus relating to those debt securities.

If you own a debt security issued with “de minimis” OID, which is discount that is not OID because it is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, you generally must include the de minimis OID in income at the time principal payments on the debt securities are made in proportion to the amount paid. Any amount of de minimis OID that you have included in income will be treated as capital gain.

Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or at your option. OID debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of OID debt securities with those features, you should carefully examine the applicable prospectus and should consult your own tax advisor with respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.

If you own OID debt securities with a maturity upon issuance of more than one year you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the “constant yield method” described in the following paragraphs. This method takes into account the compounding of interest.

The amount of OID that you must include in income if you are the initial United States holder of an OID debt security is the sum of the “daily portions” of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for an OID debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

●	the debt security’s “adjusted issue price” at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

●	the aggregate of all qualified stated interest allocable to the accrual period.

OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will generally have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by persons other than corporations and other exempt holders.

Floating rate debt securities are subject to special OID rules. In the case of an OID debt security that is a floating rate debt security, both the “yield to maturity” and “qualified stated interest” will be determined solely for purposes of calculating the accrual of OID as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of certain floating rate debt securities, the rate that reflects the yield to maturity that is reasonably expected for the debt security. Additional rules may apply if either:

●	the interest on a floating rate debt security is based on more than one interest index; or

●	the principal amount of the debt security is indexed in any manner.

This discussion does not address the tax rules applicable to debt securities with an indexed principal amount. If you are considering the purchase of floating rate OID debt securities or securities with indexed principal amounts, you should carefully examine the prospectus relating to those debt securities, and should consult your own tax advisor regarding the U.S. federal income tax consequences to you of holding and disposing of those debt securities.

You may elect to treat all interest on any debt securities as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You must make this election for the taxable year in which you acquired the debt security, and you may not revoke the election without the consent of the IRS. You should consult with your own tax advisor about this election.

Market Discount. If you purchase debt securities, other than OID debt securities, after original issuance for an amount that is less than their stated redemption price at maturity, or, in the case of OID debt securities, their adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the debt securities as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt securities at the time of their payment or disposition. In addition, you may be required to defer, until the maturity of the debt securities or their earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt securities. You may elect, on a debt security-by-debt security basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisor before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt securities, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor before making this election.

Acquisition Premium and Amortizable Bond Premium. If you purchase OID debt securities for an amount that is greater than their adjusted issue price but equal to or less than the sum of all amounts payable on the debt securities after the purchase date other than payments of qualified stated interest, you will be considered to have purchased those debt securities at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to those debt securities for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase debt securities (including OID debt securities) for an amount in excess of the sum of all amounts payable on those debt securities after the purchase date other than qualified stated interest, you will be considered to have purchased those debt securities at a “premium” and, if they are OID debt securities, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of those debt securities on a constant yield method as an offset to interest when includible in income under your regular accounting method.

In the case of debt securities that provide for alternative payment schedules, bond premium is calculated by generally assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield (except that we will be assumed to exercise call options in a manner that maximizes your yield). If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Sale, Exchange and Retirement of Debt Securities. A U.S. Holder of debt securities will recognize gain or loss upon the sale, exchange, retirement, redemption or other taxable disposition of such debt securities in an amount equal to the difference between:

●	the amount of cash and the fair market value of other property received in exchange for such debt securities, other than amounts attributable to accrued but unpaid qualified stated interest, which will be subject to tax as ordinary income to the extent not previously included in income; and

●	the U.S. Holder’s adjusted tax basis in such debt securities.

A U.S. Holder’s adjusted tax basis in a debt security generally will equal the cost of the debt security to such holder (A) increased by the amount of OID or accrued market discount (if any) previously included in income by such holder and (B) decreased by the amount of (1) any payments other than qualified stated interest payments and (2) any amortizable bond premium taken by the holder.

Any gain or loss recognized will generally be capital gain or loss, and such capital gain or loss will generally be long-term capital gain or loss if the debt security has been held by the U.S. Holder for more than one year. Long-term capital gain for non-corporate taxpayers is subject to reduced rates of U.S. federal income taxation (currently, a 20% maximum federal rate, also see the discussion above in “Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA” for a more detailed discussion on tax rates for individuals)). The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder recognizes a loss upon a subsequent disposition of debt securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of debt securities, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare Tax on Investment Income

Certain U.S. Shareholders and U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds may be required to pay a 3.8% Medicare tax on “net investment income” which includes, among other things, dividends on shares, interest on debt securities and capital gains from the sale or other disposition of shares or debt securities, subject to certain exceptions. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares, preferred shares or debt securities.

Taxation of Tax-Exempt Holders of Debt Securities

Assuming the debt security is debt for tax purposes, interest income accrued on the debt security should not constitute unrelated business taxable income to a tax-exempt holder. As a result, a tax-exempt holder generally should not be subject to U.S. federal income tax on the interest income accruing on debt securities of the Operating Partnership. Similarly, any gain recognized by the tax-exempt holder in connection with a sale of the debt security generally should not be unrelated business taxable income. However, if a tax-exempt holder were to finance its acquisition of the debt security with debt, a portion of the interest income and gain attributable to the debt security would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Tax-exempt holders should consult their own tax advisors to determine the potential tax consequences of an investment in debt securities of the Operating Partnership.

Taxation of Non-U.S. Holders of Debt Securities

The term “non-U.S. Holder” means a holder of debt securities of the Operating Partnership that is not a U.S. Holder or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. Holders are complex. This section is only a summary of such rules. We urge non-U.S. Holders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of debt securities, including any reporting requirements.

Interest. Subject to the discussions of backup withholding and “FATCA” below, interest (including OID) paid to a non-U.S. Holder of debt securities will not be subject to U.S. federal income or withholding tax under the “portfolio interest exemption,” provided that:

●	interest paid on debt securities is not effectively connected with a non-U.S. Holder’s conduct of a trade or business in the United States;

●	the non-U.S. Holder does not actually or constructively own 10% or more of the capital or profits interest in the Operating Partnership;

●	the non-U.S. Holder is not

●	a controlled foreign corporation with respect to which the Operating Partnership is a “related person” within the meaning of Section 864(d) of the Code; or

●	a bank that receives such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

●	the beneficial owner of debt securities provides a certification, which is generally made on an IRS Form W-8BEN of W-8BEN-E or other applicable form or a suitable substitute form and signed under penalties of perjury, that it is not a United States person.

A payment of interest (including OID) to a non-U.S. Holder that does not qualify for the portfolio interest exemption and that is not effectively connected to a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to payments of interest (including OID) if such payments are effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-U.S. Holder. In some circumstances, such effectively connected income received by a non-U.S. Holder which is a corporation may be subject to an additional “branch profits tax” at a 30% base rate or, if applicable, a lower treaty rate.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the income is effectively connected with a United States trade or business, the non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8BEN-E or IRS Form W-8ECI or other applicable form, or a suitable substitute form, as applicable, prior to the payment of interest. Such certificate must contain, among other information, the name and address of the non-U.S. Holder as well as applicable U.S. and foreign tax identification numbers.

Non-U.S. Holders are urged to consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Sale or Retirement of Debt Securities. Subject to the discussions of backup withholding and “FATCA” below, a non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange or redemption of debt securities unless:

●	the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on capital gains; or

●	the gain is effectively connected with the conduct of a trade or business of the non-U.S. Holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to a United States permanent establishment maintained by such holder.

Except to the extent that an applicable tax treaty provides otherwise, a non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to gain realized on the sale, exchange or redemption of debt securities if such gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-U.S. Holder. In certain circumstances, a non-U.S. Holder that is a corporation will be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate on such income.

U.S. Federal Estate Tax. If you are an individual, your estate will not be subject to U.S. federal estate tax on the debt securities beneficially owned by you at the time of your death, provided that any payment to you on the debt securities, including OID, would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest exemption” described above, without regard to the certification requirement.

Information Reporting and Backup Withholding Applicable to Holders of Debt Securities

U.S. Holders

Certain U.S. Holders may be subject to information reporting requirements on payments of principal and interest (including OID) on debt securities and payments of the proceeds of the sale, exchange, or redemption of debt securities, and backup withholding, currently imposed at a rate of 24%, may apply to such payment if the U.S. Holder:

●	fails to furnish an accurate taxpayer identification number, or TIN, to the payor in the manner required;

●	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

●	under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding.

Non-U.S. Holders

A non-U.S. Holder is generally not subject to backup withholding with respect to payments of interest (including OID) on debt securities if it certifies as to its status as a non-U.S. Holder under penalties of perjury or if it otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemptions are not, in fact, satisfied. Information reporting requirements, however, will apply to payments of interest (including OID) to non-U.S. Holders where such interest is subject to withholding or exempt from United States withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides.

The payment of the proceeds from the disposition of debt securities to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of debt securities to or through a non-United States office of a non-United States broker that is not a “United States related person” generally will not be subject to information reporting or backup withholding. For this purpose, a “United States related person” is:

●	a controlled foreign corporation for U.S. federal income tax purposes;

●	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business; or

●	a foreign partnership that at any time during the partnership’s taxable year is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by United States persons.

In the case of the payment of proceeds from the disposition of debt securities to or through a non-United States office of a broker that is either a United States person or a United States related person, the payment may be subject to information reporting unless the broker has documentary evidence in its files that the owner is a non-U.S. Holder and the broker has no knowledge or reason to know to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a United States related person, absent actual knowledge that the payee is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

Holders of debt securities are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

FATCA Withholding

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of interest to a non-U.S. Holder will be subject to a 30% withholding tax if the non-U.S. Holder fails to provide the withholding agent with documentation sufficient to show that it is compliant with FATCA. Generally such documentation is provided on an executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. If interest is subject to the 30% tax under FATCA, it will not be subject to the 30% tax described above under “Taxation of Non-U.S. Shareholders” and “Taxation of Non-U.S. Holders of Debt Securities.” Based upon proposed Treasury regulations, which may be relied upon by taxpayers until the final Treasury regulations are issued, the FATCA withholding that was to be effective on January 1, 2019 with respect to payments of the gross proceeds no longer applies. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in common shares or preferred shares of CubeSmart or debt securities of the Operating Partnership.

BOARD OF TRUSTEES	CORPORATE OFFICERS	CORPORATE INFORMATION
Marianne M. Keler	Christopher P. Marr	Transfer Agent	Investor Relations
Chair of the Board	President & Chief Executive Officer	American Stock Transfer &	5 Old Lancaster Road
Partner,		Trust Co., LLC	Malvern, PA 19355
Keler & Kershow, PLLC	Timothy M. Martin	Operations Center	610.535.5000
	Chief Financial Officer	6201 15th Avenue
Christopher P. Marr		Brooklyn, NY 11219	Form 10-K
President & Chief Executive Officer,	Jeffrey P. Foster	877.237.6885	The Annual Report on Form
CubeSmart	Chief Legal Officer & Secretary		10-K filed with the Securities
		Stock Listing	and Exchange Commission is
Piero Bussani	Joel D. Keaton	CubeSmart trades on the New	available to shareholders
Chief Legal Officer &	Chief Operating Officer	York Stock Exchange under the	without charge upon
Global Head – Legal and Risk,		symbol CUBE	written request to:
ReVantage Corporate Services
		Annual Meeting	Investor Relations
Dorothy Dowling		The annual meeting of	5 Old Lancaster Road
Chief Marketing Officer &		shareholders will be held at	Malvern, PA 19355
Senior Vice President of Sales,		5 Old Lancaster Road	610.535.5000
BWH Hotel Group		Malvern, PA 19355
		on May 11, 2021 at 8:00 A.M.	Internet
John W. Fain		Eastern Time	Financial statements and other
Senior Vice President,			information are available
Sales and Marketing (retired),		Corporate Headquarters	electronically on CubeSmart's
UPS Freight		5 Old Lancaster Road	website at
		Malvern, PA 19355	www.cubesmart.com
John F. Remondi
President, Chief Executive Officer
& Director,
Navient

Jeffrey F. Rogatz
Managing Director,
Robert W. Baird & Co.

Deborah R. Salzberg
Partner,
RMS Investment Group

CubeSmart submitted to the New York Stock Exchange the certification of the Chief Executive Officer certifying that he is not aware of any violation of the New York Stock Exchange corporate governance listing standards in effect at the time of the submission of such certificate.

In addition, the Company has filed, as exhibits 31.1, 31.2, 31.3 and 31.4 to the Annual Report on Form 10-K for the year ended December 31, 2020, the certifications of the Chief Executive Officer and Chief Financial Officer, respectively, required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of CubeSmart and CubeSmart L.P.’s public disclosure.

Forward-looking Statements

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although the Company believes the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include but are not limited to: adverse changes in the national and local economic, business, real estate and other market conditions; the effect of competition from existing and new self-storage properties and operators on our ability to maintain or raise occupancy and rental rates; the failure to execute our business plan; adverse impacts from the COVID-19 pandemic, other pandemics, quarantines and stay at home orders, including the impact on our ability to operate our self-storage properties, the demand for self-storage, rental rates and fees and rent collection levels; reduced availability and increased costs of external sources of capital; financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt and potential inability to refinance existing or future indebtedness; increases in interest rates and operating costs; counterparty non-performance related to the use of derivative financial instruments; risks related to our ability to maintain our qualification as a real estate investment trust (“REIT”) for federal income tax purposes; the failure of acquisitions and developments to close on expected terms, or at all, or to perform as expected; increases in taxes, fees and assessments from state and local jurisdictions; the failure of our joint venture partners to fulfill their obligations to us or their pursuit of actions that are inconsistent with our objectives; reductions in asset valuations and related impairment charges; cyber security breaches, cyber attacks or a failure of our networks, systems or technology, which could adversely impact our business, customer and employee relationships; changes in real estate, zoning, use and occupancy laws or regulations; risks related to or a consequence of natural disasters or acts of violence, pandemics, active shooters, terrorism, insurrection or war that affect the markets in which we operate; potential environmental and other liabilities; governmental, administrative and executive orders and laws, which could adversely impact our business operations, customer and employee relationships; uninsured or uninsurable losses and the ability to obtain insurance coverage against risks and losses; our ability to attract and retain talent in the current labor market; other factors affecting the real estate industry generally or the self-storage industry in particular; and other risks identified in this Annual Report and, from time to time, in other reports that the Company files with the SEC or in other documents that the Company publicly disseminates. The Company undertakes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities laws.

5 Old Lancaster Road

Malvern, PA 19355

www.cubesmart.com